2012 Annual Report


13000372











Today's Xerox


xerox



Inside

Financial Highlights (in millions, except EPS)

	2012	2011
Total revenue	$ 22,390	$ 22,626
Equipment sales	3,476	3,856
Annuity revenue	18,914	18,770
Net income – Xerox	1,195	1,295
Adjusted net income* – Xerox	1,398	1,563
Diluted earnings per share	0.88	0.90
Adjusted earnings per share*	1.03	1.08
Net cash provided by operating activities	2,580	1,961
Adjusted operating margin*	9.3%	9.8%

* See non-GAAP measures on Page 11 for the reconciliation of the difference between this financial measure that is not in compliance with Generally Accepted Accounting Principles (GAAP) and the most directly comparable financial measure calculated in accordance with GAAP.

Today's Xerox is the world's leading enterprise for business process and document management.

That means we help take some of the work out of work. Our services, technology and expertise enable workplaces, big and small, to simplify the way work gets done so they can operate more effectively and focus more on what matters most: their real business.

Today's Xerox is simplifying the way work gets done in surprising ways.

Handling $421 billion in accounts payables annually.

We simplify business by managing global finance, accounting and procurement operations for customers across the entire order-to-cash life cycle. All delivered as scalable solutions designed to help achieve measureable process efficiencies and cost savings in both the short and the long term.



Reducing document-related costs by up to 30%.

We simplify business by providing print services that help companies around the globe manage their costs by printing fewer pages, digitizing more documents, consolidating devices and lowering printing-related energy use.

Processing 900 million insurance claims every year.

We simplify business by helping healthcare providers, insurers and government agencies automate and accelerate the claims process and stay ahead of regulatory changes. Which in turn reduces turnaround time and costs for everyone.



Managing benefits for over 11 million employees.

We simplify business by supporting HR teams with industry-leading benefits administration ranging from complex health, welfare and defined benefit plans to innovative employee training tools and technology. All designed to help reduce risk, improve compliance and create great places to work.





Answering 1.6 million customer interactions a day.

We simplify business by helping companies manage their customer care operations, help desks and online support. Giving access to timely, scalable and cost-effective call center solutions in any language, anywhere around the world.

Collecting 37 billion annual transit fares a year.

We simplify business by creating innovative, scalable and flexible fare collection solutions for public transit operators around the world. The results are not only an improved passenger experience and reduced operating costs, but with more people taking public transportation, fewer cars are on the road.



Letter to Shareholders



Ursula M. Burns
Chairman and
Chief Executive Officer

Dear Fellow Shareholders,

This report is filled with numbers. In our big data world, numbers speak volumes about results. They influence *your* investment decisions and they influence the way *we* run our business. I'm an engineer by training and lead with a strong passion for our brand and an obsession with the numbers that indicate our progress. We're a company going through considerable change at a time when economies are uncertain, the markets we serve are shifting and our "always on" connected world requires a faster pace and a more competitive edge to win. Numbers keep me grounded. They provide clarity of where we've been and where we're headed. Here's a glimpse of what I mean...

52 percent of our revenue now comes from Services. While our brand is still associated with our heritage in copying and printing, today more than half of our business is linked to a diverse portfolio of outsourcing services, including customer care (likely even for the company who makes your smartphone), healthcare claims reimbursement (likely for your private insurance company) and automated tolling and parking transactions (think EZ Pass and then think how long commutes would be without it).

84 percent of Xerox's revenue is annuity based. That's $18.9 billion in revenue. A stable, less volatile base.

$2.6 billion in operating cash flow, which reflects the cash-generating strength of this annuity-based business model.

#1 worldwide revenue market share leadership for our Document Technology. This speaks to the continued power of the Xerox brand in a market that we created and continue to benefit from through healthy margins and established relationships in 160 countries.

1,900. That's the total number of patents garnered by Xerox along with our colleagues at the Palo Alto Research Center and at Fuji Xerox last year alone, bringing to more than 11,500 the number of active U.S. patents in our portfolio. This year, October 22 to be exact, marks the 75th anniversary of when Chester Carlson made the first xerographic image in his lab in New York City. His humble ways of applying innovation to more easily share information continue to be a source of inspiration for our research community. And, remarkably 75 years later, our innovation focus remains very true to Chester's – finding smarter ways to strip away complexity and simplify how work gets done.

These numbers are a big part of today's Xerox. We're evolving every day from the well-established copier company to the world's leading enterprise for business process and document management.

Our transformation comes with its share of challenges. In 2012, we continued to face them head on – prioritizing where we needed to make improvement and executing with precision to deliver. We made progress. In some areas, the progress isn't fast enough for me.

For example, as we ramp up growth in our Services business, we must also improve our Services operating margin. That means being more disciplined in how we execute large contracts, so we're applying innovation and identifying efficient ways to serve our clients better. We increased margins in the fourth quarter of 2012 – and I expect that the benefits of our operational focus in this area will deliver continued improvement going forward.

Despite the economic headwinds we faced last year, I believe we can improve revenue trends in our Document Technology business. We understand the market dynamics, know the pressure points and can identify where weakness is due to economy and where weakness is due to secular concerns. We are also clear eyed on areas of greatest growth potential – like in color printing and reaching more small and mid-size businesses around the world. Last year, we were conservative in the way we managed our Document Technology business. Due to



Michelin wanted to outsource F&A, so they made tracks to our door.

Our Challenge: Bring efficiency and cost savings to global Finance and Accounting operations.

Bottom-line Results: Michelin was initiating a major transformation program for its Finance function. To improve performance, reduce costs and enhance overall quality, the company chose us to provide global outsourced Finance and Accounting services. We built an F&A solution that today meets company requirements and service level expectations.

the economic uncertainty across most regions, we put our focus on reducing the cost base while expanding distribution through indirect channels. This year, we're ramping up marketing investments and introducing new offerings while broadening our channel partnerships – positioning us better to pursue profitable opportunities.

So, although 2012 presented our business with some obstacles, we moved forward in refining our business model, improving operational efficiency and growing our Services business – all while delivering value to you. Here's a summary of how we performed:

- Net income of $1.2 billion; adjusted net income of $1.4 billion.[1]
- GAAP earnings per share of 88 cents; adjusted earnings per share of $1.03.[1]
- Total revenue of $22.4 billion, down 1 percent or flat in constant currency[1] from 2011.
  - Total Services revenue of $11.5 billion, up 6 percent or up 7 percent in constant currency.[1]
  - Total Document Technology revenue of $9.5 billion, down 8 percent or down 6 percent in constant currency.[1]
- Operating margin of 9.3 percent.[1]
- Operating cash flow of $2.6 billion.
- Share repurchase of $1.05 billion and $255 million in dividends.

Priorities Drive Performance

We participate in a $600 billion market. And we continue to tackle it aggressively on four fronts.

First: Managing our Services business for growth. I mentioned earlier that revenue from our Services business is now more than half of our total revenue and is growing at a steady pace. We expect it will grow to two-thirds of our revenue by 2017. My confidence in the long-term success of our Services business stems from the diversity of our offerings and the deep expertise we've established to work closely with clients on their important business processes:

- When a major automobile company selected Xerox to handle their employee benefits program, we were able to build, manage and support their open enrollment process in a matter of months.
- Just as a telecommunications company decided to start selling their new product in Brazil, they tapped us to open, staff and lead their in-country customer care service.
- As soon as the Affordable Care Act in the United States became more of a certainty for state governments, several of our government clients looked to us for help establishing Health Insurance Exchanges and strengthening the administrative backbone of their Medicaid and other health and welfare programs.

I could go on but the bottom line is that our Services business will continue to grow because of the breadth and depth of our offerings and, more important, because of our respected experience, innovation and expertise that wins us trust from our clients. That trust helped us sign new contracts during 2012 worth more than $2 billion in annual revenue and to win 85 percent of the contracts that were up for renewal during the year. It's trust we never take for granted.


M
kr
METROCARD
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Norwegian State Railways needed dual-mode ticketing, we gave them paper and plastic.

Our Challenge: Launch interoperable e-ticketing and paper-based ticketing systems.

Bottom-line Results: To expand passenger self-service ticketing options and reduce operating costs, the Norwegian State Railway wanted an interoperable e-ticketing system and revenue collection and control system. We deployed national, paper-based and contactless smart card solutions that met the client's high requirements for quality, availability and reliability.

Second: Maintaining our leadership in Document Technology. Print is changing, but it is far from dead. Where transactional black-and-white documents are in decline, color printing in offices and graphic communications settings is growing – and, not surprising, is an area of strength for our business. We offer the industry's broadest range of color printing technology to serve small offices all the way up to large production houses. You may no longer use inkjet printers in your home. (That's OK with me; it's not the business we're in.) But, in offices and print shops, our color technology is in demand and has resulted in pages on color devices growing 9 percent in 2012. Through an expanded network of channel partners, we're now able to bring the Xerox brand to more establishments around the globe.

Third: Managing our business with a focus on operational excellence. This is something we're very proficient at today and it's an area where we never rest. It gives us the financial flexibility to help offset certain pressures on the business – whether it's economic uncertainty or necessary investments that drive growth. We continue to invest in what matters to our customers, including high-value scalable products and unrivalled service and delivery that earn customer loyalty.

Fourth: Delivering strong cash flow and returning value to you. By executing with precision and excellence on the first three priorities, we delivered on the fourth. We generated $2.6 billion in operating cash flow in 2012 and allocated $1.05 billion of that cash to buy back a significant number of Xerox shares during the year. In addition, we paid out $255 million in dividends during the year. You expect and deserve a strong return on your investment in Xerox and we owe you nothing less.

So, that's our story. Solid results in a challenging environment – a robust strategy for an expanding market opportunity – and a clear set of priorities aimed at creating value for all of our constituents. But that's only part of the story… here's the rest.

Creating Customer Value

I spend a lot of my time meeting with customers, learning about their business problems and trying to explain to them that we can help. Just a few years ago, that was a tough sell. The Xerox brand is powerful, but for many it stood for superior document technology. Period.

Talking to our customers about our Services offerings was often met with "Is that what Xerox does?" That has changed – partly because of our marketing efforts and partly because of the pervasiveness of our footprint. Today I can tell customers that we handle $421 billion in accounts payables annually… answer 1.6 million customer interactions daily… manage benefits for more than 11 million employees… process 900 million insurance claims every year… collect 37 billion transit fares annually… reduce document-related costs for enterprises large and small by up to 30 percent… and a whole lot more.

Sustainable Strategy

I was speaking with students recently at NYU Polytechnic, my undergraduate alma mater, when a student asked me what Xerox might look like five years from now. The world is changing at such a dramatic pace that I imagine a lot of CEOs might have a difficult time answering



InterContinental Hotels Group needed a world-class managed print approach. We checked in with our global leadership and innovation.

Our Challenge: Improve the quality, efficiency and cost of document services at IHG's corporate office that can be scaled to other properties globally.

Bottom-line Results: When IHG wanted to build a foundation to streamline and automate business processes, reduce outside printing expenses and create a reliable in-house print center with color output capabilities, they turned to us. We introduced a more efficient back office that improved productivity through digital documents and automated work processes and saved IHG more than $1.5 million a year on outside printing.

that question. Frankly, I didn't. That's because our strategy is built to evolve. We continue to invest heavily in innovation and to work with our customers to understand their changing needs. Although I can't tell you how we will be solving their business process problems five years out, I can tell you that we will continue to simplify the way their back-office work gets done while boosting productivity and reducing costs.

We've been at this for a very long time – ever since Chester Carlson set out to make office work a little easier. It's a journey toward a never-ending goal of making things simpler for our customers so they can focus on what matters most. That's what we'll be doing five years from now and likely 50 years from now as well.

To that end, the team at Xerox and I are bullish about the future. We know there'll be hurdles to overcome, we know where we can improve, but we also know we'll stay focused, impatient with the status quo and hungry for greater success. So this is a good time to keep your eye on Xerox. Here's why:

- Services-led growth;
- profitable leadership from Document Technology;
- cash-generating annuity-based business model;
- consistent earnings expansion; and
- financial strength to invest in building value for Xerox… and building value for you.

And, of course, we'll be doing all this with a passion for helping our customers succeed… a thirst for innovation… a respect for our people and our commitment to help them grow… a deep desire to make our communities and our planet always better than they are… and a responsibility to create value for all our stakeholders. You can count on us to make it happen.

Thank you for your trust in Xerox. We work hard every day to earn it and to keep it. It's that simple.

Ursula M. Burns

Ursula M. Burns
Chairman and Chief Executive Officer

[1] We have discussed our results using non-GAAP measures. Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods' results against the corresponding prior periods' results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

A reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth on page 11.

Today's Xerox is a company that was built on innovation. It defines and differentiates us. Every year, the Xerox group, which includes our partnership with Fuji Xerox, invests well over a billion dollars to discover new ways to make our customers more successful.

As a global company, we benefit from gathering the unique insights of the most skilled researchers from around the world. Across five research centers in the U.S., Canada, Europe and India, our innovators are working together with partners and customers to explore new ways of turning ideas into differentiated value.

And it's clear that these efforts are working. One measure of how well we're doing is the number of patents our innovators are awarded. Currently, we have more than 11,500 active patents in our portfolio with 1,900 U.S. patents awarded to Xerox last year. As a result, our patent issuance is up 17 percent, ranking the Xerox group in the top 10 for patents granted in 2012.

If you look behind the scenes of our labs, you'll find Xerox exploring the future in unexpected but relevant ways. Sure, you'd see work that's broadening the boundaries of what's possible in digital printing, but you'd also find renowned work on intuitive data analysis and a variety of sustainable technologies and innovations that reflect today's Xerox. Here's a closer look at how innovation can simplify the ways work gets done.



Delivering Better Patient Care

Observation: Nurses spend a tremendous amount of time compiling patient data from multiple sources.

Insight: Consolidating and simplifying processes gives nurses better information so they can spend more time on patient care.

Xerox Innovation: Creation of a digital dashboard that:

- Delivers a real-time view of patient status so they can make better healthcare decisions.
- Automatically aggregates data from electronic medical records, medical testing devices (X-rays, EKGs, MRIs) and more.
- Mobilizes the information (on mobile devices or rolling carts) for access wherever the patient goes.


$

Driving Public Transit with Data

Observation: In many cities, use of public transportation is declining while roadways are becoming more crowded.

Insight: Analyzing user data could improve the passenger experience and increase overall use of public transportation.

Xerox Innovation: Mining previously unused ticketing data to deliver insights that:

- Improve the overall network and remap the route system (schedules, number of stops and frequencies).
- Reduce travel and wait times for passengers.
- Inform timely decisions on new routes.

Financial Measures



Net Income – Xerox (in millions)
2,000
1,500
1,000
500
0
1,047*
230
613*
485
1,296*
606
1,563*
1,295
1,398*
1,195
'08
'09
'10
'11
'12



Total Revenue (in millions)
25,000
20,000
15,000
10,000
5,000
0
17,608
15,179
21,633
22,626
22,390
'08
'09
'10
'11
'12



Total Services Segment Revenue
(in millions – percent of total revenue)
12,000
10,000
8,000
6,000
4,000
2,000
0
3,828
22%
3,476
23%
9,637
45%
10,837
48%
11,528
52%
'08
'09
'10
'11
'12



Annuity Revenue
(in millions – percent of total revenue)
20,000
15,000
10,000
5,000
0
12,929
73%
11,629
77%
17,776
82%
18,770
83%
18,914
84%
'08
'09
'10
'11
'12



Net Cash from Operating Activities (in millions)
3,000
2,500
2,000
1,500
1,000
500
0
1,554*
939
2,208
2,726
1,961
2,580
'08
'09
'10
'11
'12



Adjusted Operating Margin*
10
8
6
4
2
0
8.4%
6.8%
9.6%
9.8%
9.3%
'08
'09
'10
'11
'12

* See non-GAAP measures for the reconciliation of the difference between this financial measure that is not in compliance with Generally Accepted Accounting Principles (GAAP) and the most directly comparable financial measure calculated in accordance with GAAP.

Non-GAAP Measures

Adjusted Earnings Per Share (EPS)

	2012		2011		2010	2009	2008
(in millions; except per-share amounts)	Net Income	EPS	Net Income	EPS	Net Income	Net Income	Net Income
As Reported	**$ 1,195**	**$ 0.88**	**$ 1,295**	**$ 0.90**	**$ 606**	**$ 485**	**$ 230**
Adjustments:							
Amortization of intangible assets	203	0.15	248	0.17	194	38	35
Loss on early extinguishment of debt	-	-	20	0.01	10	-	-
Xerox and Fuji Xerox restructuring charge	-	-	-	-	355	41	308
ACS acquisition-related costs	-	-	-	-	58	49	-
ACS shareholders' litigation settlement	-	-	-	-	36	-	-
Venezuelan devaluation costs	-	-	-	-	21	-	-
Medicare subsidy tax law change	-	-	-	-	16	-	-
Provision for litigation matters	-	-	-	-	-	-	491
Equipment write-off	-	-	-	-	-	-	24
Settlement of unrecognized tax benefits	-	-	-	-	-	-	(41)
	203	0.15	268	0.18	690	128	817
Adjusted	**$ 1,398**	**$ 1.03**	**$ 1,563**	**$ 1.08**	**$ 1,296**	**$ 613**	**$ 1,047**
Weighted average shares for reported EPS		1,329		1,444			
Weighted average shares for adjusted EPS		1,356		1,444			

Year Ended December 31.

Operating Margin (in millions)

	2012	2011	2010	2009	2008
Total Revenues	**$22,390**	**$22,626**	**$21,633**	**$15,179**	**$17,608**
Pre-tax Income (loss)	**$1,348**	**$1,565**	**$815**	**$627**	**$(79)**
Adjustments:					
Amortization of intangible assets	328	398	312	60	54
Xerox restructuring charge	153	33	483	(8)	429
Curtailment gain	-	(107)	-	-	-
ACS acquisition-related costs	-	-	77	72	-
Equipment write-off	-	-	-	-	39
Other expenses, net	256	322	389	285	1,033
Adjusted Operating Income	**$2,085**	**$2,211**	**$2,076**	**$1,036**	**$1,476**
Pre-tax Income Margin	**6.0%**	**6.9%**	**3.8%**	**4.1%**	**(0.4%)**
Adjusted Operating Margin	**9.3%**	**9.8%**	**9.6%**	**6.8%**	**8.4%**

Year Ended December 31,

Adjusted Net Cash from Operating Activities (in millions)	Year Ended December 31, 2008
Operating Cash Flow – As Reported	**$939**
Adjustments:	
Payments for securities litigation	615
Operating Cash Flow – As Adjusted	**$1,554**

Constant Currency

To better understand trends in our business, we believe that it is helpful to adjust revenue to exclude the impact of changes in the translation of foreign currencies into U.S. dollars. We refer to this adjusted revenue as "constant currency." Currencies for developing market countries (Latin America, Brazil, Middle East, India, Eurasia and Central-Eastern Europe) that we operate in are reported at actual exchange rates for both actual and constant revenue growth rates because (1) these countries historically have had volatile currency and inflationary environments and (2) our subsidiaries in these countries have historically taken pricing actions to mitigate the impact of inflation and devaluation. Management believes the constant currency measure provides investors an additional perspective on revenue trends. Currency impact can be determined as the difference between actual growth rates and constant currency growth rates.

Board of Directors



Left to right, standing
Glenn A. Britt [B]
Chairman and Chief Executive Officer
Time Warner Cable Inc.
New York, NY

Robert J. Keegan [A, B]
Retired Chairman,
Chief Executive Officer and President
The Goodyear Tire & Rubber Company
Akron, OH

Ann N. Reese [C, D]
Executive Director
Center for Adoption Policy
Rye, NY

Mary Agnes Wilderotter [D]
Chairman and Chief Executive Officer
Frontier Communications Corporation
Stamford, CT

William Curt Hunter [A, C]
Dean Emeritus, Tippie College of Business
University of Iowa
Iowa City, IA

Sara Martinez Tucker [C, D]
President and Chief Executive Officer
National Math and Science Initiative
Dallas, TX

Left to right, seated
Charles Prince [C, D]
Retired Chairman and Chief Executive Officer
Citigroup Inc.
New York, NY

Ursula M. Burns
Chairman and Chief Executive Officer
Xerox Corporation
Norwalk, CT

Richard J. Harrington [A]
Retired President and Chief Executive Officer
The Thomson Corporation
Stamford, CT

Robert A. McDonald [A, B]
Chairman of the Board, President and
Chief Executive Officer
The Procter & Gamble Company
Cincinnati, OH

A: Member of the Audit Committee
B: Member of the Compensation Committee
C: Member of the Corporate Governance Committee
D: Member of the Finance Committee

Today's Xerox is a company on the move with entrepreneurial grit and genuine competitive advantages, including the unbeatable blend of a broad range of diverse Services and innovative Document Technologies. Most important, we have talented and empowered people who are committed to growing our business with world-class service and technological advancements that simplify the ways work gets done.

Our Business

Business Overview

Xerox is the world's leading enterprise for business process and document management. We provide services, technology and expertise to enable our customers – from small businesses to large global enterprises – to focus on their core business and operate more effectively. The key areas in which we help businesses are:

Business Process Outsourcing

We are the largest worldwide diversified business process outsourcing company with an expertise in managing transaction-intensive processes. This includes services which support all enterprises through offerings such as customer care, finance and accounting and human resources, as well as vertically focused offerings in areas such as healthcare, transportation, retail and telecommunications, among others.

Information Technology Outsourcing

We specialize in designing, developing and delivering effective IT solutions that leverage our secure data centers, help desks and managed storage facilities around the world to provide a reliable IT infrastructure.

Document Technology and Document Outsourcing

Our document technology products and solutions support the work processes of our customers and provide them an efficient, cost effective printing and communications infrastructure. Our managed print services offering helps customers optimize the use of document systems across small businesses or large global enterprises.

We are a leader in a large, diverse and growing market estimated at over $600 billion. The global **business process outsourcing** and **information technology outsourcing** markets are estimated at roughly $250 billion each. These markets are very broad, encompassing horizontal business processes as well as industry-specific processes.

Market Size (in millions)



$130
$250
$250
Information Technology Outsourcing: $250
Business Process Outsourcing: $250
Document Management: $130

These market estimates are calculated by leveraging third party forecasts from firms such as Gartner and NelsonHall in conjunction with our assumptions about our markets.

The **document management** market is estimated at roughly $130 billion. This market is comprised of the document systems, software, solutions and services that our customers have relied on for years to help run their businesses and reduce their costs. Xerox led the establishment of the managed print services market and continues to be the industry leader today.



Core Strengths

- Our Brand
- Global Presence
- Renowned Innovation
- Operational Excellence

Businesses

- Business Process Outsourcing
- IT Outsourcing
- Document Outsourcing
- Document Technology

Growth Drivers

- Expand Globally
- Capitalize on Advantaged Verticals
- Disciplined Management of Portfolio
- Leverage Document Technology Leadership
- Expand Customer Relationships
- Invest in New Services

Our Strategy and Business Model

We are well-positioned to lead in the markets in which we participate. At the heart of our strategy is the creation of sustained shareholder value through EPS growth and strong cash flow.

Our core strengths which drive our strategy include:

- Our Brand – We have a well-recognized and respected brand that is known by businesses worldwide for delivering industry-leading document technology, services and solutions. It continues to be ranked in the top percentile of the most valuable global brands.
- Global Presence – Our geographic footprint spans 160 countries and allows us to serve customers of all sizes to deliver superior technology and services regardless of complexity or number of customer locations.
- Renowned Innovation – We have a history of innovation and, with more than 11,500 active U.S. patents and five global research centers, we continue to lead the document technology industry and to take our technology into new service areas. See the "Innovation and RD&E" section for additional information about our renowned innovation.
- Operational Excellence – We have an operational excellence model that leverages our global delivery capabilities, production model, incentive-based compensation process, proprietary systems and financial discipline to deliver productivity and lower costs for our customers and for our business.

We use our core strengths and market opportunities to grow our businesses by executing on the following growth drivers:

- Expand Globally – We leverage our global presence and customer relationships to expand our BPO and ITO services internationally. The majority of our BPO and ITO revenues are currently derived from services provided to customers in the United States. In addition, we will continue to grow globally through acquisitions. Three of our 2012 acquisitions were made outside of the United States.
- Capitalize on Advantaged Verticals – Within our Services and Document Technology segments, we serve verticals in which we have deep expertise resulting from years of experience, strong customer relationships, large scale and our renowned innovation. Capitalizing on the opportunities that these strengths provide us will continue to be key to growth.

An example of an advantaged vertical is healthcare, where we have built a $2 billion business that touches every aspect of the industry – government, provider, payer, employer and pharma. In addition, we apply our innovation to differentiate our offerings. As a result, we are positioned to capitalize on current industry trends, including the changes presented by health reform. We also view transportation, wireless communications and graphic communications, among others, as advantaged verticals in which we have a leading position, strong capabilities and attractive market opportunities.

- **Disciplined Management of Portfolio** – Xerox has the most broad and diverse set of offerings in the Services segment and the most complete product portfolio in the Document Technology business. Our acquisitions are targeted at businesses that will increase our Services capabilities, position us in attractive Services segments and provide us with a greater global presence. We will continue to focus on managing our portfolio to maximize profitable growth.
- **Leverage Document Technology Leadership** – Xerox is the market share leader in the Document Technology market. We led the establishment of the managed print services ("MPS") market and we continue to lead this area of market growth. Our MPS offerings continue to expand, and now consist of a continuum of offerings that serve large enterprise down through small and mid-size businesses. In addition, we leverage our leadership in Document Technology to help grow our business process outsourcing and IT outsourcing businesses.
- **Expand Customer Relationships** – We expand customer relationships through a strategy of "penetrate and radiate." As we establish relationships, we prove our capabilities and then work with the customer to determine other areas where we can improve their operations and drive down costs by managing non-core parts of their business. Our wide array of Services offerings enables us to do this effectively and results in a win-win for Xerox and our customers.
- **Invest in New Services** – Our Services acquisitions are a key element of our strategy. We target companies that provide new capabilities, offer access to adjacent services areas or expand our geographic presence. We will continue to invest in new services to grow our business profitably.

Annuity-Based Business Model

Through our annuity-based business model, we deliver significant cash generation and have a strong foundation upon which we can expand earnings.

The fundamentals of our business are based on an annuity model that drives significant recurring revenue and cash generation. Approximately 84 percent of our 2012 total revenue was annuity-based revenue that includes contracted services equipment maintenance, consumable supplies and financing, among other elements. The remaining 16 percent of our revenue comes from equipment sales, either from lease agreements that qualify as sales for accounting purposes or outright cash sales.

Revenue Stream


16%
84%
Annuity: 84%
Equipment Sales: 16%

Our strategy and business model fundamentals translate into the following 2013 priorities:

- managing our Services business for growth;
- maintaining our leadership in Document Technology;
- managing our business with a focus on operational excellence; and
- delivering strong cash flow and returning value to shareholders.

Acquisitions

Consistent with our strategy to expand our Services offerings through acquisitions, we acquired the following companies in 2012:

In July 2012 we acquired:

- **Wireless Data Services ("WDS")**, a telecommunications technical support and consultancy firm headquartered in the U.K. WDS uses a proprietary cloud-based platform called GlobalMine™ to capture, analyze and manage millions of technical support interactions across thousands of different types of mobile devices.
- **Lateral Data**, a leading e-discovery technology provider based in the United States. Lateral Data's flagship software, Viewpoint™, brings simplicity and affordability to e-discovery by enabling corporate legal departments and law firms to manage the entire e-discovery lifecycle using a single, in-house solution.

In January 2012 we acquired:

- **LaserNetworks Inc.**, a provider of MPS solutions that include print device tracking, centralized service and supply management and document routing. LaserNetworks is headquartered in Canada.

- **XL World**, a multi-lingual customer care firm based in Italy that will further expand our business process outsourcing capabilities across Europe.

Additionally, we made the following acquisitions consistent with our strategy to expand distribution to under-penetrated markets:

- In February 2012, we acquired **R.K. Dixon**, a leading provider of IT services, printers and MPS, with locations in seven cities in Iowa and Illinois.
- In addition, we enhanced our distribution capabilities by acquiring office products distributors in Wisconsin, California and Illinois.

Innovation and RD&E

Xerox has a rich heritage of innovation that continues to be a core strength of the company as well as a competitive differentiator. Our investments in innovation align with growth opportunities in areas like business services, color printing and customized communication. Our overall aim is to create value for our customers, for our shareholders and for our people by influencing the future in certain key areas. Our research work can be categorized under four themes:

- **Implementing Agile Business Processes:** To enable true business process agility, our research aims to automate business processes via flexible platforms that run on robust and scalable infrastructures. Automation of business processes benefits from our research on image, video and natural language processing coupled with machine learning. Application of these methods to business processes enables technology to perform tasks that today are performed manually by workers, thus enhancing worker productivity.
- **Harvesting Knowledge from Information:** Information comes in two forms: structured, where the content sits tidily in searchable indices or in limiting databases; or unstructured, where content can be anything from photos, videos, hand-written forms, emails, etc. Unstructured information has endless growth and creates a need for businesses to be more effective in mining context from content. This is a key research area for us – making sense of unstructured information using natural language processing and semantic analysis. We explore how to better analyze information for human use by better understanding contextual detail on how the content has been created and used. We are also developing proprietary methods for predictive analytics applied to business processes.
- **Delivering the Value of Personalization:** Our research leads to technologies that improve the efficiency, economics and relevancy of business communications and printing applications. We research methods to create affordable ubiquitous color printing, leveraging our solid ink printing technology. We are also exploring ways to expand the application space of digital printing to cover new applications such as packaging printing and printing directly on mediums that go far beyond paper, like food and clothing.
- **Enabling the Sustainable Enterprise:** Our research also focuses on developing technologies that minimize the environmental impact of document systems and business processes. An example is how we are continually working on lowering the operating and standby power of our printing systems by using new materials and print processes.

Within this framework, one particular area of focus is data analytics – simplifying complex data to turn it into actionable knowledge – helping our customers drive operational efficiencies, guide decisions, yield new insights and help predict what is next. The following are a few ways in which we are achieving this:

- **Digital Nurse Assistant**
  With the overload of information and data in the workplace, often more time is spent wading through data than focusing on the task at hand. When information can be intelligently aggregated and grouped, time can be saved. In healthcare, nurses sometimes spend 75 percent of their day coordinating documents. One of the innovations we developed, Digital Nurse Assistant, collects and categorizes all patient information into a simple, touch-screen dashboard. This means that critical patient information is not in a computer or in a file somewhere, it's in the hands of the people who need it.
- **Mining Mobile Information**
  GlobalMine™, a proprietary cloud-based platform, captures, analyzes and manages millions of technical support interactions across thousands of different mobile device types. This data helps telecommunications clients react, in real time, to any systems issues or customer satisfaction problems that their customers may be experiencing with their devices or service.
- **Making Transportation Information and Data Meaningful**
  The millions of commuters who take public transportation also provide critical data about their daily habits, and that can be used to optimize service and save money for cities. Xerox analytics uses this information to provide cities with structured data, which becomes the basis for schedule and infrastructure improvements that are responsive to what their passengers need. This has resulted in increased ridership and lower costs in the cities in which it has been implemented.

Our Business


Palo Alto, California
Mississauga, Ontario, Canada
Webster, New York
Grenoble, France
Chennai, India

Global Research Centers

We have five global research centers that have unique areas of focus. They are places where creativity and entrepreneurship are truly valued and leadership has empowered employees to deliver, resulting in leading-edge research and high-impact innovations that make a difference in the world. Our research centers are as follows:

Palo Alto Research Center ("PARC") – Located in Palo Alto, California, PARC is a wholly owned subsidiary of Xerox that is focused on innovation on behalf of Xerox in areas that include content-centric networking, intelligent mobile computing and intelligent automation. PARC also leverages its heritage as the birthplace of modern technologies to provide research and development for non-competitive businesses in areas that include UV-LEDs and ethnography services.

Xerox Research Centre of Canada ("XRCC") – Located in Mississauga, Ontario, Canada, XRCC is Xerox's materials research center with a focus on imaging and consumable materials, such as toner and inks, for our document technology.

Xerox Research Center Webster ("XRCW") – Located in Webster, New York, XRCW focuses on system design, imaging, computing and marking science. In addition, XRCW is now focused on innovation to help the healthcare industry.

Xerox Research Centre Europe ("XRCE") – Located in Grenoble, France, XRCE research differentiates Xerox business process service offerings. The center focuses on image, text and data analytics, business process modeling and the study and understanding of work practices.

Xerox Research Center India ("XRCI") – Located in Chennai, India, XRCI focuses on unique innovation opportunities that emerge in, and best serve, developing markets. As Xerox's newest research lab, XRCI has a broad mandate to foster innovation across our document technology and business process services offerings.

Investment in R&D is critical for competitiveness in our fast-paced markets. One of the ways that we maintain our market leadership is through strategic coordination of our R&D with Fuji Xerox (an equity investment in which we maintain a 25 percent ownership interest). We have aligned our R&D investment portfolio with our growth initiatives, including enhancing customer value by building on our Services leadership as well as accelerating our color leadership.

Our total research, development and engineering expenses (including sustaining engineering expenses, which are the hardware engineering and software development costs incurred after we launch a product) totaled $655 million in 2012, $721 million in 2011 and $781 million in 2010. Fuji Xerox R&D expenses were $860 million in 2012, $880 million in 2011 and $821 million in 2010.

RD&E Expenses (in millions)


800
600
400
200
0
$781
$721
$655
'10
'11
'12

Fuji Xerox R&D Investments:

2010: $821

2011: $880

2012: $860

Segment Information

Our reportable segments are Services, Document Technology and Other. We present operating segment financial information in Note 2 – Segment Reporting in the Consolidated Financial Statements, which we incorporate by reference here. We have a very broad and diverse base of customers by both geography and industry, ranging from small and mid-size businesses ("SMBs") to graphic communications companies, governmental entities, educational institutions and Fortune 1000 corporate accounts. None of our business segments depend upon a single customer, or a few customers, the loss of which would have a material adverse effect on our business.

Revenues by Business Segment

Our Services segment is the largest segment within the company, with $11,528 million in revenue in 2012, representing 52 percent of total revenue. The Document Technology segment contributed $9,462 million in revenue, representing approximately 42 percent of total revenue, while the Other segment contributed $1,400 million in revenue representing approximately 6 percent of total revenue.

Revenues by Business Segment (in millions)


$1,400
$9,462
$11,528

- **Services: $11,528**
  Our Services segment comprises three service offerings: Business Process Outsourcing ("BPO"), Information Technology Outsourcing ("ITO") and Document Outsourcing ("DO").
- **Document Technology: $9,462**
  Document Technology includes the sale of products and supplies, as well as the associated technical service and financing of those products.
- **Other: $1,400**
  The Other segment primarily includes revenue from paper sales, wide-format systems, network integration solutions and electronic presentation systems from Global Imaging Systems ("GIS").

Our Business

Services Segment

Our Services segment comprises three service offerings: Business Process Outsourcing ("BPO"), Information Technology Outsourcing ("ITO") and Document Outsourcing ("DO"). We provide non-core, mission-critical services that our clients need to run their day-to-day business. These services help our clients simplify the way work gets done, giving them more time and resources to allocate to their core operations, respond rapidly to changing technologies and reduce expenses associated with their business processes and information technology support.

Services Revenue Mix



12%
31%
57%

- **Business Process Outsourcing: 57%**
- **Document Outsourcing: 31%**
- **Information Technology Outsourcing: 12%**

Business Process Outsourcing

We are the largest worldwide diversified business process outsourcing company, with an expertise in transaction-intensive offerings tailored for several industries. BPO represented 57 percent of our total Services segment revenue in 2012. Our services include:

- **Government Healthcare Solutions:** This business serves state and federal-funded government healthcare programs. We provide a broad range of solutions, from processing Medicaid claims to pharmacy benefits management, clinical program management, supporting health information exchanges, eligibility application processing and determination, delivering public and private health benefit exchange services and care and quality management. We have been delivering these systems since 1971 and we apply our deep knowledge of the Medicaid system, along with technological advances, to simplify and automate transactional-intensive processes. As a result, we are uniquely positioned to capitalize on the opportunities that healthcare reform is presenting.
- **Healthcare Payer and Pharma:** We deliver administrative efficiencies to our healthcare payer clients through our scalable and flexible transactional business solutions, which encompass both our global delivery model and domestic payer service centers. Services include data capture, claims processing, customer care, recovery services and healthcare communications. No competitor has offerings in all of these areas.
- **Healthcare Provider Solutions:** We provide consulting solutions, revenue cycle management and application services that are customized to meet the varying and changing needs of healthcare providers. We serve every large health system in the United States, with contracts in all 50 states. We also help our clients improve care through an analytics solution designed to provide clinical staff information.
- **Human Resources Services ("HRS"):** From actuarial expertise to a full range of human resources consulting – from employee service centers to learning, retirement, health and welfare services – HRS delivers game-changing, innovative solutions that enable our clients to focus on their business. We differentiate ourselves around two themes of innovation: engagement and enablement. We help HR departments engage employees as individuals by communicating to them with personalized messages and enabling employees to get smarter about managing their own health, wealth and career outcomes.
- **Financial Services:** We provide finance and accounting services for any industry – from accounting to billing to procurement to accounts payables and receivables to tax management. In addition, we provide outsourcing of financial aid and enrollment office operations for colleges and universities and back-room functions such as customer services, transaction processing and mailroom operations for the financial services industry. We have a deep understanding of what drives the customer and we move beyond simply driving down costs.
- **Customer Care:** Xerox is the largest domestic customer care provider to the wireless telecom industry. We have years of experience in providing customer care services that improve our customers' productivity, efficiency and customer retention in telecommunications as well as a variety of other industries. Our customer care offerings include: customer service, sales, technical support, transaction processing, fulfillment and managed mobility services, among others.
- **Retail, Travel and Insurance:** We provide technology-based transactional services for retail, travel and non-healthcare insurance companies. We handle their data entry, mailrooms, imaging input and hosting, call centers and help desks with targeted industry focus.
- **Transportation Solutions:** We provide revenue-generating solutions in over 30 countries. Our solutions include fare collection, toll and parking solutions and monitoring of red light cameras. We

differentiate through the breadth of our offerings and innovative technology. For example, we developed dynamic pricing algorithms, which will be used in the new Los Angeles ExpressPark program. This program will create a new pricing system designed to relieve traffic congestion, reduce air pollution and improve the efficiency of downtown LA's transit operations.

- **Government Solutions:** We support our government clients with solutions for child support payment processing, tax and revenue systems, eligibility systems and services, electronic payments transfer, electronic payment cards and unclaimed property services, among others. Our competitive advantage is our depth of local expertise, while at the same time having the scale required to deliver and manage multiple programs for federal, state, county and town governments.

Information Technology Outsourcing

We specialize in designing, developing and delivering effective IT solutions. Our secure data centers, help desks and managed storage facilities around the world provide a reliable IT infrastructure that minimizes the risk of disruption to our clients' daily operations. ITO represented 12 percent of our total Services segment revenue in 2012.

We provide our ITO services across several verticals. Our ITO services include:

- **Mainframe and Server Outsourcing:** We support our clients' needs for adaptable computing environments and their potential growth, and provide comprehensive systems support services. We provide a 24/7 support organization that maintains a unified set of tools and processes to support our clients' IT environments, including systems administration, database administration, systems monitoring, batch processing, data backup and capacity planning.
- **Network Outsourcing:** We provide telecommunications management services for voice and data networks. We leverage our enterprise agreements, proprietary tools, procedures and skilled personnel to provide our clients with a scalable and automated processing environment.
- **Desktop Outsourcing:** Our desktop services provide our clients with a comprehensive approach to managing their end-user platforms and devices. We design and execute desktop management strategies that address and resolve issues such as enterprise bandwidth constraints, unstable computing environments, areas of insecurity and unavailable network resources.
- **Cloud Services:** Our cloud services solutions cover the full range from infrastructure, mobility, collaboration and platform. We designed our solutions to quickly scale up or down and fit different business needs. These solutions are delivered through our cloud-based, multi-tenant infrastructure with compliance, monitoring and performance transparency built in.

In addition, we provide Remote Infrastructure Management, Help Desk/Service Desk Management, Managed Storage, Utility Computing, Disaster Recovery and Security Services.

Document Outsourcing

We are the industry leader in document outsourcing services, with more than 20 years experience and 15,000 business professionals across 160 countries. We help companies optimize their printing infrastructure and simplify their communication and business processes to grow revenue, reduce costs and operate more efficiently. DO represented 31 percent of our total Services segment revenue in 2012. Our two primary offerings within Document Outsourcing are Managed Print Services and Communication and Marketing Services.

- **Managed Print Services ("MPS"):** Xerox MPS optimizes, rationalizes and manages the operations of Xerox and non-Xerox print devices, driving efficiencies that can save clients up to 30 percent on their document-related costs. We provide the most comprehensive portfolio of MPS services in the industry, supporting small and mid-size businesses up through large global enterprises.

  The key factors that differentiate us include our commitment to innovation and technology, including our cloud-based connectivity and integrated suite of software tools, as well as our global direct and channel partner coverage and certification programs. In addition, the industry's broadest portfolio of printing products sets us apart from our competition. We are recognized as an industry leader by several major analyst companies, including Gartner, IDC, Quocirca and Forrester.

  We also partner with industry leaders to enhance our solutions. As an example, we recently selected Cisco's Unified Computing System ("UCS") to support our network of cloud-based MPS delivery centers around the world and speed up the connection between data servers and the more than one million Xerox and non-Xerox print devices we manage. As a result, customers experience a faster, more reliable delivery of MPS applications and we stay ahead of their needs by utilizing the data we collect to continually recommend new ways to simplify the way they work with both paper and digital documents.

  The Xerox MPS continuum complements and provides opportunities to expand existing BPO and ITO services. Within BPO accounts, Xerox MPS helps to improve workflow and enhance employee productivity. In ITO accounts, MPS complements the client IT services that we are currently managing and positions Xerox as a complete IT services provider.

- **Communication & Marketing Services ("CMS"):** CMS delivers end-to-end outsourcing for design, communications, marketing, logistics and distribution services that help clients communicate with their customers and employees more effectively. We deliver communications through traditional routes such as print, but also through a growing number of multimedia channels including SMS, Web, email and mobile media.

  We help our clients identify how their customers want to be engaged, tailor their content, translate it, personalize their communication, decide on the appropriate channel, execute on campaigns and measure the resulting success.

  Our advantage results from the breadth of our capabilities and our service-orientated approach that provides a single, seamless service for all communication and marketing logistics.

Document Technology Segment

Document Technology includes the sale of products and supplies, as well as the associated technical service and financing of those products (that which is not related to document outsourcing contracts). Our Document Technology business is centered around strategic product groups that share common technology, manufacturing and product platforms.

Document Technology Revenue Mix


20%
58%
22%
Entry: 22%
Mid-range: 58%
High-end: 20%

Our strategic product groups are as follows:

Entry

Entry comprises products sold primarily to small and mid-size businesses through a worldwide network of independent resellers and online merchants. Our entry products represented 22 percent of our total Document Technology segment revenue in 2012. It includes desktop monochrome and color printers and multifunction printers ("MFPs") ranging from small personal devices to larger workgroup printers designed to serve the needs of demanding office users. In 2012, we continued to build on our position in the market by:

- making high-quality desktop color more affordable and easier to use for all businesses;
- expanding our channel reach, partner programs and capacity to support the needs of small to mid-size businesses in our customers' preferred buying locations; and
- launching products and solutions that help individuals, small work teams, large workgroups or whole departments achieve their business goals.

In 2012, we added the following products:

- **ColorQube® family multifunction printers:** Based on Xerox solid ink technology, the ColorQube 8700 and ColorQube 8900 multifunction printers provide cost savings and color quality for small and mid-size businesses. In addition, they have the ability to expand into a floor device with extra paper capacity and helpful finishing options.
- **WorkCentre® 3315 and WorkCentre® 3325:** These high-performance monochrome products feature a print speed of up to 37 pages per minute (ppm) and a first-page-out time of 6.5 seconds. The WorkCentre 3325 also comes standard with internal Wi-Fi connectivity and the latest security features. Both devices feature a small footprint, allowing for easy integration within customer work environments.
- **Phaser® 7100 Color Printer:** This printer produces exceptional print quality on a wide variety of media – including oversize paper. The Phaser 7100 can be used either on a desktop or as a floor device with print speeds of up to 30 pages per minute and simple printer management with CentreWare Internet service.
- **The WorkCentre® 6605 and Phaser® 6600 printers:** These devices provide vibrant color output for smaller businesses and feature print resolution of up to 600 X 600 X 4 dpi and color and black-and-white print speeds of up to 36 ppm.

Mid-Range

Mid-range comprises products sold to enterprises of all sizes, principally through dedicated Xerox-branded partners and our direct sales force, indirect multi-branded channel partners and resellers worldwide. Our mid-range products represented 58 percent of our total Document Technology segment revenue in 2012. We offer a wide range of multifunction printers, copiers, digital printing presses and light production devices that deliver flexibility and advanced features. In 2012, our mid-range business continued to build on our position in the market by:

- making high-quality color more affordable and easier to use for small and mid-size businesses and large enterprises;
- expanding our channel reach, partner programs and capacity to support the needs of the SMB market; and
- offering a complete range of services and solutions in partnership with independent software partners that allow our customers to analyze, streamline, automate, secure and track document workflows.

The breadth of our mid-range product portfolio is unmatched. These products include:

- **Xerox WorkCentre® 7525/7530/7535:** These multifunction printers are equipped with features to help small and mid-size businesses boost productivity and meet their sustainability goals. They offer speeds up to 25, 30 and 35 ppm color and black-and-white. The MFPs, which can print, copy, scan, fax and email, include advanced document management and workflow tools to make office work easier and also offer unparalleled ease of use and security features. In addition, the Hi-Q LED print engine technology consumes less energy and space and produces less noise, with a printing resolution of 1200 x 2400 dots per inch.
- **Xerox ColorQube® 9301/9302/9303:** The ColorQube 9300 series combines Xerox's solid ink innovation with our legacy of advanced multifunction product leadership. This results in a multifunction printer that produces vivid color quality that is affordable and produces significantly less printing waste versus comparable color laser devices. The device copies and prints at speeds up to 55 ppm color and 60 ppm black-and-white, while increasing productivity even further with speeds up to 85 ppm in Fast Color mode for draft or short-life documents.
- **Xerox WorkCentre® 5325/5330/5335:** The highly modular WorkCentre 5300 series black-and-white MFP serves both small and mid-size businesses as well as enterprise office environments. Its customizable workflow solutions help customers in document-intensive industries such as legal, healthcare and financial make their daily tasks more efficient.
- **Xerox D95/110/125 Copier/Printer:** This device offers production print, copy, scan and advanced finishing capabilities for pay-for-print shops and centralized reprographic departments, in addition to education, healthcare and many other industries. With industry leading speeds of up to 125 ppm, this D95/110/125 Copier/Printer helps customers increase productivity and reduce costs.

High-End

Our high-end digital color and monochrome solutions are designed for customers in the graphic communications industry and for large enterprises. Our high-end products comprised 20 percent of our total Document Technology segment revenue in 2012. These devices enable digital on-demand printing, full-color printing and enterprise printing. We continue to expand our portfolio of cut sheet and continuous feed offerings in both toner and inkjet products. Our hardware and our integrated solutions, such as automated in-line finishing, result in "touch less" workflows (with little to no manual processing or human intervention) allowing Xerox customers to produce more jobs and grow their business.

For more than two decades, Xerox has delivered innovative technologies that have revolutionized the production printing industry, maintaining our position as the industry leader in the number of pages produced on digital production color presses. We continued to build on our award-winning lineup in 2012 with the launches of:

- **Xerox iGen® 150:** In May at drupa, we introduced our latest iGen product. The iGen 150 builds on the capabilities of the Xerox® iGen4 with a number of new feature sets. The fastest cut sheet product in the production color fleet prints at 150 A4 ppm. In addition, we included a new 26" internal stacker to maximize output of the largest sheet size in the industry. A number of automated color management tools help enable productivity and our latest finishing solution, Integrated Plus, makes the production of booklets simpler.
- **Xerox Nuvera® 157/314:** At Graph Expo in October, we introduced the latest members of the Xerox Nuvera family, the Xerox Nuvera 157 and tandem engine 314 black-and-white production products. These products build on the success of the Xerox Nuvera family and offer new speed levels and functionality. The top speed of the single engine is increased to 157 ppm and to 314 images per minute in the tandem configuration. These devices also contain a new production stacking system that delivers neat output stacks at waist level that can be unloaded as the engine continues to print.
- **FreeFlow® Digital Workflow:** Our FreeFlow Digital Workflow is a collection of software technology solutions that our customers can use to improve all aspects of their processes, from content creation and management to production and fulfillment. Our digital technology combined with total document solutions and services that enable personalization and printing on demand, delivers value that improves our customers' business results.

Other Segment

The Other segment primarily includes revenue from paper sales, wide-format systems, network integration solutions and electronic presentation systems from Global Imaging Systems. Paper comprised approximately 59 percent of the revenues in the Other segment in 2012.

Geographic Information

Our global presence is one of our core strengths. Overall, approximately 34 percent of our revenue is generated by customers outside the U.S. We have a significant opportunity to leverage our global presence and customer relationships to expand our Services business in Europe and developing markets.

In 2012, our revenues by geography were as follows: United States: $14,701 million (66 percent of total revenue), Europe: $5,111 million (23 percent of total revenue) and Other areas: $2,578 million (11 percent of total revenue).

Revenues by Geography (in millions)


$2,578
$5,111
$14,701

■ **U.S.: $14,701**

■ **Europe: $5,111**

■ **Other Areas: $2,578**

Revenues by geography are based on the location of the unit reporting the revenue and include export sales.

Patents, Trademarks and Licenses

Xerox and its subsidiaries were awarded 1,215 U.S. utility patents in 2012. On that basis, we would rank 20th on the list of companies that were awarded the most U.S. patents during the year. Including our research partner Fuji Xerox, we were awarded about 1,900 U.S. utility patents in 2012. Our patent portfolio evolves as new patents are awarded to us and as older patents expire. As of December 31, 2012, we held more than 11,500 U.S. design and utility patents. These patents expire at various dates up to 20 years or more from their original filing dates. While we believe that our portfolio of patents and applications has value, in general no single patent is essential to our business or any individual segment. In addition, any of our proprietary rights could be challenged, invalidated or circumvented, or may not provide significant competitive advantages.

In the U.S., we are party to numerous patent-licensing agreements and, in a majority of them, we license or assign our patents to others in return for revenue and/or access to their patents. Most patent licenses expire concurrently with the expiration of the last patent identified in the license. In 2012, we added 11 new agreements to our portfolio of patent-licensing and sale agreements, and Xerox and its subsidiaries were licensor or seller in all 11 of the agreements. We are also a party to a number of cross-licensing agreements with companies that hold substantial patent portfolios, including Canon, Microsoft, IBM, Hewlett-Packard, Oce, Sharp, Samsung, Seiko Epson and Toshiba TEC. These agreements vary in subject matter, scope, compensation, significance and time.

In the U.S., we own more than 500 U.S. trademarks, either registered or applied for. These trademarks have a perpetual life, subject to renewal every 10 years. We vigorously enforce and protect our trademarks.

Marketing and Distribution

We operate in over 160 countries worldwide and provide the industry's broadest portfolio of document technology, services and software. And, the most diverse array of business processes and IT outsourcing support through a variety of distribution channels around the world. We manage our business based on the principal segments described earlier. We have organized the marketing, selling and distribution of our products and services by geography, channel type and line of business.

We go to market with a Services-led approach and sell our products and services directly to customers through our worldwide sales force and through a network of independent agents, dealers, value-added resellers, systems integrators and the Web. In addition, our wholly-owned subsidiary, Global Imaging Systems ("GIS"), an office technology dealer which is comprised of regional core companies in the United States, sells and services document management systems, network integration devices and electronic presentation systems.

For small and mid-size businesses, we continued to expand our distribution in 2012 as GIS acquired four companies. Our brand is a valuable resource and continues to be ranked in the top percentile of the most valuable global brands.

In Europe, Africa, the Middle East and parts of Asia, we distribute our products through Xerox Limited, a company established under the laws of England, and related non-U.S. companies. Xerox Limited enters into distribution agreements with unaffiliated third parties to distribute our products in many of the countries located in these regions, and previously entered into agreements with unaffiliated third parties distributing our products in Sudan and Syria. Sudan and Syria, among others, have been designated as state sponsors of terrorism by the

U.S. Department of State and are subject to U.S. economic sanctions. We maintain an export and sanctions compliance program and believe that we have been and are in compliance with U.S. laws and government regulations for these countries. We have no assets, liabilities or operations in these countries other than liabilities under the distribution agreements. After observing required prior notice periods, Xerox Limited terminated its distribution agreements with distributors servicing Sudan and Syria in August 2006. Now, Xerox has only legacy obligations to third parties, such as providing spare parts and supplies to these third parties. In 2012, total Xerox revenues of $22.4 billion included less than $35 thousand attributable to Sudan and Syria.

Competition

Although we encounter competition in all areas of our business, we are the leader, or among the leaders, in each of our principal business segments. We compete on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support.

In the Services business, our larger competitors include Accenture, Aon, Computer Sciences Corporation, Convergys, Dell, Genpact, Hewlett-Packard, IBM and Teletech. In addition, we compete with in-house departments performing the functions that we are seeking to have them outsource to us.

In the Document Technology business, our larger competitors include Canon, Hewlett-Packard, Kodak, Konica Minolta, Lexmark and Ricoh.

Our brand recognition, positive reputation for business process and document management, innovative technology and service delivery are our competitive advantages. This combined with our breadth of product offerings, global distribution channels and customer relationships positions us as a strong competitor going forward.

Global Employment

Globally, we have approximately 147,600 direct employees, including approximately 7,100 sales professionals, approximately 11,300 technical service employees and approximately 100,000 employees serving our customers through on-site operations or off-site delivery centers.

Customer Financing

We finance a large portion of our direct channel customer purchases of Xerox equipment through bundled lease agreements. Financing facilitates customer acquisition of Xerox technology and enhances our value proposition, while providing Xerox an attractive gross margin and a reasonable return on our investment in this business. Additionally, because we primarily finance our own products and have a long history of providing financing to our customers, we are able to minimize much of the risk normally associated with a finance business.

Because our lease contracts permit customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these lease contracts. We fund our customer financing activity through a combination of cash generated from operations, cash on hand, proceeds from capital market offerings and the sale of selected U.S. finance receivables. At December 31, 2012, we had $5.3 billion of finance receivables and $0.5 billion of equipment on operating leases, or total finance assets of $5.8 billion. We maintain an assumed 7:1 leverage ratio of debt to equity as compared to our finance assets, which results in a significant portion of our $8.5 billion of debt being associated with our financing business.

Manufacturing and Supply

Our manufacturing and distribution facilities are located around the world. The company's largest manufacturing site is in Webster, NY, where we produce fusers, photoreceptors, Xerox iGen and Xerox Nuvera systems, components, consumables and other products. We also have an EA Toner plant located in Webster. Our other primary manufacturing operations are located in: Dundalk, Ireland, for our high-end production products and consumables; and Wilsonville, OR, for solid ink products, consumable supplies and components for our mid-range and entry products. We also have a facility in Venray, Netherlands, which handles supplies manufacturing and supply chain management for the Eastern Hemisphere.

Our master supply agreement with Flextronics, a global electronics manufacturing services company, to outsource portions of manufacturing for our mid-range and entry businesses, continues through 2014. We also acquire products from various third parties in order to increase the breadth of our product portfolio and meet channel requirements.

We have arrangements with Fuji Xerox under which we purchase and sell products, some of which are the result of mutual research and development agreements. Refer to Note 8 – Investments in Affiliates, at Equity in the Consolidated Financial Statements in our 2012 Annual Report for additional information regarding our relationship with Fuji Xerox.

Services Global Production Model

Our global services production model is one of our key competitive advantages. We have approximately 120 Strategic Delivery Centers located around the world including India, Mexico, Philippines, Jamaica, Ghana, Brazil, Guatemala, Chile, Argentina, Spain, Poland and Ireland, among others. These locations are comprised of Customer Care Centers, Mega IT Data Centers, Finance and Accounting Centers, Human Resource Centers and Document Process Centers. Our global production model is enabled by the use of proprietary technology, which allows us to securely distribute client transactions within data privacy limits across a global workforce. This global production model allows us to leverage lower-cost production locations, consistent methodology and processes and time zone advantages.

Fuji Xerox

Fuji Xerox is an unconsolidated entity in which we own a 25 percent interest and FUJIFILM Holdings Corporation ("FujiFilm") owns a 75 percent interest. Fuji Xerox develops, manufactures and distributes document processing products in Japan, China, Hong Kong, other areas of the Pacific Rim, Australia and New Zealand. We retain significant rights as a minority shareholder. Our technology licensing agreements with Fuji Xerox ensure that the two companies retain uninterrupted access to each other's portfolio of patents, technology and products.

International Operations

We are incorporating by reference the financial measures by geographical area for 2012, 2011 and 2010 that are included in Note 2 – Segment Reporting in the Consolidated Financial Statements in our 2012 Annual Report. See also the risk factor entitled "Our business, results of operations and financial condition may be negatively impacted by economic conditions abroad, including local economies, political environments, fluctuating foreign currencies and shifting regulatory schemes" in Part I, Item 1A of our 2012 Form 10-K.

Backlog

Backlog, or the value of unfilled orders, is not a meaningful indicator of future business prospects because of the significant proportion of our revenue that follows contract signing and/or equipment installation, the large volume of products we deliver from shelf inventories and the shortening of product life cycles.

Seasonality

Our technology revenues are affected by such factors as the introduction of new products, the length of sales cycles and the seasonality of technology purchases. These factors have historically resulted in lower revenue in the first quarter and the third quarter.

Other Information

Xerox is a New York corporation, organized in 1906, and our principal executive offices are located at 45 Glover Avenue, P.O. Box 4505, Norwalk, Connecticut 06856-4505. Our telephone number is 203.968.3000.

In the Investor Information section of our Internet Website, you will find our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports. We make these documents available as soon as we can after we have filed them with, or furnished them to, the Securities and Exchange Commission.

Our Internet address is www.xerox.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Xerox Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes.

Throughout this document, references to "we," "our," the "Company," and "Xerox" refer to Xerox Corporation and its subsidiaries. References to "Xerox Corporation" refer to the stand-alone parent company and do not include its subsidiaries.

Executive Overview

With sales approaching $23 billion, we are the world's leading global enterprise for business process and document management. Our services, technology and expertise enable customers – from small businesses to large global enterprises – to focus on their core business and operate more effectively. Headquartered in Norwalk, Connecticut, we offer business process outsourcing, document outsourcing and IT outsourcing services, including data processing, healthcare solutions, HR benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide. We also provide extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size. Through our business process and IT outsourcing services as well as our document technology and managed print services, we operate in a market estimated at over $600 billion. The 147,600 people of Xerox serve customers in more than 160 countries. Approximately 34% of our revenue is generated outside the U.S.

We organize our business around two main segments: **Services** and **Document Technology**.

- Our **Services** segment is comprised of business process outsourcing, information technology outsourcing and document outsourcing. The diversity of our offerings gives us a differentiated solution and delivers greater value to our customers.

  A key priority in 2012 was continued growth in our services business. Revenue from services grew 6%, reflecting growth from all three lines of business, business process outsourcing ("BPO"), information technology outsourcing ("ITO") and document outsourcing services ("DO"). Growth in BPO benefited from recent modestly-sized acquisitions, consistent with our strategy to continue diversifying our services portfolio and to expand our business globally. In 2012, total business signings were nearly $11 billion and revenue from services represented 52% of our total 2012 revenue. Segment margin began to improve during 2012 and was up 0.9 points in the fourth quarter 2012 as compared to the prior year.

- Our **Document Technology** segment is comprised of our document technology and related supplies, technical service and equipment financing (excluding contracts related to document outsourcing). Our product groups within this segment include Entry, Mid-range and High-end products.

  In 2012, as a result of economic uncertainties in several regions and secular shifts in the marketplace, we focused our efforts on productivity improvements and reductions in our cost base, as well as steadily expanding distribution through indirect channels. As a result, we maintained market leadership in the fastest growing, most attractive segments of this market and segment margin remained comparable with 2011. During the first quarter of 2013, we will launch new and refreshed products that enhance our portfolio of mid-range and production color document systems. In addition, we are launching a new operating system and software for our line of multifunction printers ("MFPs") that add extensive cloud-based functionality and embedded security protection from McAfee. We expect that this operating system integrated with new products will help drive improved installs and sales of Xerox equipment throughout the year.

Approximately 84% of our 2012 total revenue was annuity-based revenue that includes contracted services, equipment maintenance, consumable supplies and financing, among other elements. Our annuity revenue significantly benefits from growth in Services. Some of the key indicators of annuity revenue growth include:

- New Services business signings growth, which reflects the year-over-year increase in estimated future revenues from contracts signed during the period.
- Services renewal rate, which is defined as the annual recurring revenue ("ARR") on contracts that are renewed during the period, calculated as a percentage of ARR on all contracts that were up for renewal during the period.
- Services pipeline growth, which measures the year-over-year increase in new business opportunities.
- Installations of printers and multifunction printers as well as the number of page-producing machines in the field ("MIF") and the page volume and mix of pages printed on color devices, where available.

Consistent with our strategy to expand our Services offerings through acquisitions, we acquired the following companies in 2012:

- **Wireless Data Services ("WDS")**, a telecommunications technical support and consultancy firm headquartered in the United Kingdom.
- **Lateral Data**, a leading e-discovery technology provider based in the United States.
- **LaserNetworks Inc.**, a Canada-based provider of managed print services solutions that include print device tracking, centralized service and supply management and document routing.
- **XL World**, a multi-lingual customer care firm based in Italy that will further expand our BPO capabilities across Europe.

In addition, during 2012 we acquired companies that expand our distribution capacity for Xerox document technology to small and mid-sized businesses ("SMB") and in under-penetrated markets. These acquisitions include **R.K. Dixon**, a leading provider of IT services, printers and managed print services, with locations in seven Iowa and Illinois cities. We also enhanced our distribution capabilities by acquiring office products distributors in Wisconsin, California and Illinois.

Financial Overview

During 2012 we focused on aligning our costs, investments, diverse portfolio and operations with our services-led strategy that is designed to accelerate growth in Services while maximizing the profitability of our Document Technology business.

Total revenue of $22.4 billion in 2012 declined 1% from the prior year, with a 1-percentage point negative impact from currency. Total revenue reflected 6% growth in our Services segment as a result of strong performance in BPO, ITO and DO services. Document Technology revenues in 2012 declined 8% from the prior year and included a 2-percentage point negative impact from currency. Document Technology revenues in 2012 continued to be impacted by the weak macro-economic environment as well as an increasing migration of customers to our managed print services.

Net income attributable to Xerox for 2012 was $1,195 million and included $316 million of after-tax costs and expenses related to the amortization of intangible assets and restructuring. Net income for 2012 reflects continued pressure on margins, as we scale our revenue in Services and ramp-up new contracts, partially offset by operational improvements and cost reductions from restructuring actions. We incurred additional pre-tax restructuring charges of $120 million in 2012 as compared to 2011 as we actively manage our cost structure to improve profitability and better align it with our services-focused business model. Net income attributable to Xerox for 2011 was $1,295 million and included $305 million of after-tax costs and expenses related to the amortization of intangible assets, restructuring and the loss on the early extinguishment of a long-term liability, which were partially offset by an after-tax curtailment gain of $66 million.

Cash flow from operations was $2.6 billion in 2012 as compared to $2.0 billion in 2011. The increase in cash was primarily due to the sales of receivables as well as a higher net runoff of finance receivables as a result of lower equipment sales. This increase was partially offset by higher accounts receivables primarily due to the growth in Services revenue. Cash used in investing activities of $761 million primarily reflects capital expenditures of $513 million and acquisitions of $276 million. Cash used in financing activities was $1.5 billion, which primarily reflects $1.1 billion for the repurchase of common stock, $255 million for dividends and a $100 million reduction in Commercial Paper. We also issued approximately $1.1 billion in new Senior Notes to fund the May 2012 maturity of our $1.1 billion 5.59% Senior Notes.

We expect 2013 revenue in the range of flat to growing 2%, excluding the impact of currency. In our Services business, we expect continued revenue growth in the mid-to-high single digits. Services margins are expected to be in the 10%-12% range as the Company places a heightened focus on operational efficiencies and applying innovation to automate more business processes. In our Document Technology business, we expect a mid-single digit revenue decline, an improvement from the prior year. The Company expects to benefit from product launches and the expansion of indirect channels plus the acceleration of color printing in key markets, all of which partially offset declines primarily related to black-and-white printing. Margins in Document Technology are expected to be flat on a year-over-year basis, continuing to support the strong profitability of this mature business and providing flexibility to accelerate growth in the digital color and SMB markets.

Europe

As of and for the year ended December 31, 2012, approximately $3.1 billion of our total revenues and $4.1 billion of our total assets are based in countries where the Euro is the functional currency. Approximately $1.8 billion of those assets are finance receivables and approximately 15% of those receivables are with governmental entities. Accordingly, we are impacted by the challenges facing the Euro zone economies and governments, and we expect those challenges to continue into 2013.

Currency Impact

To understand the trends in the business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. Dollars on revenue and expenses. We refer to this analysis as "currency impact" or "the impact from currency." This impact is calculated by translating current period activity in local currency using the comparable prior year period's currency translation rate. This impact is calculated for all countries where the functional currency is the local country currency. Revenues and expenses from our developing market countries (Latin America, Brazil, the Middle East, India, Eurasia and Central-Eastern Europe) are analyzed at actual exchange rates for all periods presented, since these countries generally have unpredictable currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

Approximately 34% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is normally not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 5% stronger in 2012 and 5% weaker in 2011, each compared to the prior year. As a result, the foreign currency translation impact on revenue was a 1% detriment in 2012 and a 2% benefit in 2011.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures included herein with the Audit Committee of the Board of Directors. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management's judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. In instances where different estimates could have reasonably been used, we disclosed the impact of these different estimates on our operations. In certain instances, like revenue recognition for leases, the accounting rules are prescriptive; therefore, it would not have been possible to reasonably use different estimates. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Specific risks associated with these critical accounting policies are discussed throughout the MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 – Summary of Significant Accounting Policies in the Consolidated Financial Statements.

Revenue Recognition

Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Refer to Note 1 – Summary of Significant Accounting Policies – Revenue Recognition in the Consolidated Financial Statements for additional information regarding our revenue recognition policies. Specifically, the revenue related to the following areas involves significant judgments and estimates:

- Bundled Lease Arrangements
- Sales to Distributors and Resellers
- Services – Percentage-of-completion

Bundled Lease Arrangements – We sell our equipment under bundled lease arrangements, which typically include the equipment, service, supplies and a financing component for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Approximately 35% of our equipment sales revenue is related to sales made under bundled lease arrangements. Recognizing revenues under these arrangements requires us to allocate the total consideration received to the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated fair values of each element.

Sales to Distributors and Resellers – We utilize distributors and resellers to sell many of our Document Technology products to end-user customers. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various rebate, price-protection, cooperative marketing and other programs, and we record provisions and allowances for these programs as a reduction to revenue when the sales occur. Similarly, we also record estimates for sales returns and other discounts and allowances when the sales occur. We consider various factors, including a review of specific transactions and programs, historical experience and market and economic conditions when calculating these provisions and allowances. Approximately 10% of our revenues include sales to distributors and resellers, and provisions and allowances recorded on these sales are approximately 20% of the associated gross revenues.

Revenue Recognition for Services – Percentage-of-Completion – A portion of our Services revenue is recognized using the percentage-of-completion ("POC") accounting method. This method requires the use of estimates and judgment. Approximately 3% of our Services revenue uses the POC accounting method. Although not significant to total Services revenue, the percentage-of-completion methodology is normally applied to certain of our larger and longer term outsourcing contracts involving system development and implementation services. The POC accounting methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed based on a current cumulative cost to estimated total cost basis and a reasonably consistent profit margin over the period. Due to the long-term nature of these arrangements, developing the estimates of cost often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs. Such revisions are reflected in income in the period in which the facts that give rise to that revision become known. We perform ongoing profitability analysis of our POC services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost of services.

Allowance for Doubtful Accounts and Credit Losses

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience adjusted for current conditions. We recorded bad debt provisions of $120 million, $157 million and $188 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010, respectively.

Bad debt provisions decreased by $37 million in 2012. Reserves, as a percentage of trade and finance receivables, were 3.3% at December 31, 2012, which was consistent with the percentage at December 31, 2011 and 2010. The decrease in bad debt provisions was primarily related to improvements in Europe, reflecting a stabilization of credit issues noted in the prior year. We continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts. In addition, although our bad debt provisions improved in Europe, this region continues to be a focus of our credit review and analysis.

As discussed above, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology was consistently applied for all periods presented. During the five year period ended December 31, 2012, our reserve for doubtful accounts ranged from 3.3% to 4.1% of gross receivables. Holding all assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2012 rate of 3.3% would change the 2012 provision by approximately $85 million.

Refer to Note 4 – Accounts Receivables, Net and Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information regarding our allowance for doubtful accounts.

Pension Plan Assumptions

We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our defined benefit pension plans. These factors include assumptions we make about the expected return on plan assets, discount rates, the rate of future compensation increases and mortality. Differences between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic benefit cost over future periods.

Cumulative net actuarial losses for our defined benefit pension plans of $3.4 billion as of December 31, 2012 increased by approximately $800 million from December 31, 2011. This increase reflects the increase in our benefit obligations as a result of a lower discount rate, which was only partially offset by positive returns on plan assets in 2012 as compared to expected returns. The total actuarial loss will be amortized over future periods, subject to offsetting gains or losses that will impact the future amortization amounts.

We used a consolidated weighted average expected rate of return on plan assets of 6.9% for 2012, 7.2% for 2011 and 7.3% for 2010, on a worldwide basis. During 2012, the actual return on plan assets was $792 million as compared to an expected return of $613 million. When estimating the 2013 expected rate of return, in addition to assessing recent performance, we considered the historical returns earned on plan assets, the rates of return expected in the future, particularly in light of current economic conditions, and our investment strategy and asset mix with respect to the plans' funds. The weighted average expected rate of return on plan assets we will use in 2013 is 6.7%. The reduction in the expected rate of return in 2013 as compared to 2012 primarily reflects an expected slight decrease in long-term capital market returns.

Another significant assumption affecting our defined benefit pension obligations and the net periodic benefit cost is the rate that we use to discount our future anticipated benefit obligations. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligation, we consider the Moody's Aa Corporate Bond Index and the International Index Company's iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. The consolidated weighted average discount rate we used to measure our pension obligations as of December 31, 2012 and to calculate our 2013 expense was 3.9%, which is lower than the 4.7% that was used to calculate our obligations as of December 31, 2011 and our 2012 expense. The weighted average discount rate we used to measure our retiree health obligation as of December 31, 2012 and to calculate our 2013 expense was 3.6%, which is lower than the 4.5% that was used to calculate our obligation at December 31, 2011 and our 2012 expense.

Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2013 projected net periodic pension cost by $31 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2013 projected net periodic pension cost by $19 million.

One of the most significant and volatile elements of our net periodic defined benefit pension plan expense is settlement losses. Our primary domestic plans allow participants the option of settling their vested benefits through either the receipt of a lump-sum payment or the purchase of a non-participating annuity contract with an insurance company. Annuity purchases represent benefits to be provided via contracts under which an insurance company is obligated to pay the benefits. Accordingly, under either option, the participant's vested benefit is considered fully settled upon payment of the lump-sum or the purchase of the annuity. Approximately two-thirds of participants elect to receive a lump-sum payment.

We have elected to apply settlement accounting and, therefore, we recognize the losses associated with these settlements immediately upon the settlement of the vested benefits. Settlement accounting requires us to recognize a pro rata portion of the aggregate unamortized net actuarial losses upon settlement. As noted above, cumulative unamortized net actuarial losses were $3.4 billion at December 31, 2012, of which the U.S. primary domestic plans represented $1.1 billion. The pro rata factor is computed as the percentage reduction in the projected benefit obligation due to the settlement of a participant's vested benefit. Settlement accounting is only applied when the event of settlement occurs – i.e. the lump-sum payment is made or the annuity purchased. Since settlement is dependent on an employee's decision and election, the level of settlements and the associated losses can fluctuate significantly period to period. In 2012, settlement losses associated with our primary domestic pension plans amounted to $82 million and were $16 million, $14 million, $24 million and $28 million for the first through fourth quarters of 2012, respectively. Currently, on average, approximately $100 million of plan settlements will result in settlement losses of approximately $24 million. During the three years ended December 31, 2012, U.S. plan settlements were $481 million, $598 million and $393 million, respectively.

Refer to Note 15 – Employee Benefit Plans in the Consolidated Financial Statements for additional information regarding our defined benefit pension plan assumptions.

The following is a summary of our benefit plan costs and funding for the three years ended December 31, 2012 as well as estimated amounts for 2013:

(in millions)	Estimated	Actual		
Benefit Plan Costs:	2013	2012	2011	2010
Defined benefit pension plans [1]	$ 202	$ 300	$ 284	$ 304
Curtailment gain [2]	–	–	(107)	–
Defined contribution plans	113	63	66	51
Retiree health benefit plans	3	11	14	32
Total Benefit Plan Expense	**$ 318**	**$ 374**	**$ 257**	**$ 387**

[1] Estimated 2013 assumes settlement losses are consistent with 2012.
[2] Refer to the "Plan Amendment" section in Note 15 – Employee Benefit Plans in the Consolidated Financial Statements for further information.

Our estimated 2013 defined benefit pension plan cost is expected to be approximately $100 million lower than 2012, primarily driven by the U.S. defined benefit plan freeze at December 31, 2012, which eliminated approximately $100 million of service costs and reduced the amortization of actuarial losses by $47 million. These impacts were partially offset by the worldwide 80 bps decrease in the discount rate. Offsetting the decrease in our defined benefit pension plan expense is an increase in expense associated with our defined contribution plans as employees from those defined benefit pension plans that have been amended to freeze future service accruals are transitioned to enhanced defined contribution plans.

Benefit plan costs are included in several income statement components based on the related underlying employee costs.

(in millions)	Estimated	Actual		
Benefit Plan Funding:	2013	2012	2011	2010
Defined benefit pension plans:				
Cash	$ 195	$ 364	$ 426	$ 237
Stock	–	130	130	–
Total	195	494	556	237
Defined contribution plans	113	63	66	51
Retiree health benefit plans	80	84	73	92
Total Benefit Plan Funding	**$ 388**	**$ 641**	**$ 695**	**$ 380**

The decrease in required contributions to our worldwide defined benefit pension plans is largely in the U.S. and reflects the expected benefits from the pension funding legislation enacted in the U.S. during 2012. This decrease is partially offset by an expected increase in contributions to our defined contribution plans.

Refer to Note 15 – Employee Benefit Plans in the Consolidated Financial Statements for additional information regarding expense and funding.

Income Taxes

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $(9) million, $(5) million and $22 million for the years ended December 31, 2012, 2011 and 2010, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $(14) million, $(53) million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively. These did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.8 billion and $3.8 billion had valuation allowances of $654 million and $677 million at December 31, 2012 and 2011, respectively.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the more-likely-than-not outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results. Unrecognized tax benefits were $201 million, $225 million and $186 million at December 31, 2012, 2011 and 2010, respectively.

Refer to Note 16 – Income and Other Taxes in the Consolidated Financial Statements for additional information regarding deferred income taxes and unrecognized tax benefits.

Business Combinations and Goodwill

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Our estimates of the fair values of assets and liabilities acquired are based upon assumptions believed to be reasonable, and when appropriate, include assistance from independent third-party appraisal firms. Refer to Note 3 – Acquisitions in the Consolidated Financial Statements for additional information regarding the allocation of the purchase price consideration for our acquisitions.

As a result of our acquisition of ACS, as well as other acquisitions including GIS, we have a significant amount of goodwill. Goodwill at December 31, 2012 was $9.1 billion. Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment may have been incurred.

Application of the annual goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and the assessment – qualitatively or quantitatively – of the fair value of each reporting unit against its carrying value. At December 31, 2012, $6.8 billion and $2.3 billion of goodwill was allocated to reporting units within our Services and Document Technology segments, respectively. Our Services segment is comprised of three reporting units while our Document Technology segment is comprised of one reporting unit for a total of four reporting units with goodwill balances.

Our annual impairment test of goodwill was performed in the fourth quarter of 2012. As a result of market and business conditions, we elected to utilize a quantitative assessment of the recoverability of our goodwill balances for each of our reporting units.

In our quantitative test, we estimate the fair value of each reporting unit using a discounted cash flow methodology. This valuation approach requires significant judgment and considers a number of factors that include, but are not limited to, expected future cash flows, growth rates and discount rates, and it requires us to make certain assumptions and estimates regarding the current economic environment, industry factors and the future profitability of our business.

When performing our discounted cash flow analysis for each reporting unit, we incorporate the use of projected financial information and discount rates that are developed using market participant-based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue and expense projections, capital spending trends, and investment in working capital to support anticipated revenue growth or other changes in the business. The selected discount rates consider the risk and nature of the respective reporting units' cash flows and an appropriate capital structure and rates of return that market participants would require to invest their capital in our reporting units.

In performing our 2012 impairment test, the following were the long-term assumptions for Document Technology and the three reporting units within our Services segment with respect to revenue, operating income and margins, which formed the basis for estimating future cash flows used in the discounted cash flow model:

- **Document Technology** – revenue decline: 2%-3%, operating income: flat, operating margin: 10%-12% – as we continue to manage costs as a result of an expected decline in revenues.
- **Services** – revenue growth: 4%-6%, operating income growth: 7%-10%, operating margin: 10%-12% – as we benefit from recurring revenue and strong signings growth in recent years while maintaining costs and expenses.

We believe these assumptions are appropriate because they are consistent with historical results as well as our forecasted long-term business model and give appropriate consideration to the current economic environment and markets that we serve. The average discount rate applied to our projected cash flows was approximately 10%, which we considered reasonable based on the estimated capital costs of applicable market participants. Although the sum of the fair values of our reporting units was in excess of our market capitalization, we believe the difference is reasonable when market-based control premiums and other factors are taken into consideration, including the evolution of our business to be predominantly services-based. We also compared our reporting unit and consolidated valuations against market multiples and likewise concluded that our valuations were reasonable.

The results of our testing indicated that each of our reporting units has a fair value in excess of its carrying value and no impairment charge was required. The excess of reporting unit fair values over carrying values for our Document Technology reporting unit and the BPO/ITO Government reporting unit within our Services segment (which has approximately $2.0 billion of goodwill) are significantly less than in prior years with excess of fair value over carrying value of approximately 20% and 10%, respectively.

We will to continue to monitor the impact of economic, market and industry factors impacting these reporting units in 2013. Subsequent to our fourth quarter impairment test, we did not identify any indicators of potential impairment that required an update to the annual impairment test.

Refer to Note 9 – Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for additional information regarding goodwill by reportable segment.

Revenue Results Summary

Total Revenue

Revenue for the three years ended December 31, 2012 was as follows:

	Revenues			Change		Pro-forma [1]	Percent of Total Revenue		
(in millions)	2012	2011	2010	2012	2011	2011	2012	2011	2010
Equipment sales	$ 3,476	$ 3,856	$ 3,857	(10)%	–	–	16%	17%	18%
Annuity revenue	18,914	18,770	17,776	1%	6%	2%	84%	83%	82%
Total Revenue	**$ 22,390**	**$ 22,626**	**$ 21,633**	**(1)%**	**5%**	**2%**	**100%**	**100%**	**100%**
Reconciliation to Consolidated Statements of Income:									
Sales	$ 6,578	$ 7,126	$ 7,234						
Less: Supplies and other sales	(2,273)	(2,371)	(2,420)						
Less: Paper sales	(829)	(899)	(957)						
Equipment Sales	**$ 3,476**	**$ 3,856**	**$ 3,857**	**(10)%**	**–**	**–**	**16%**	**17%**	**18%**
Outsourcing, service and rentals	$ 15,215	$ 14,868	$ 13,739	2%	8%	4%	68%	66%	64%
Add: Finance income	597	632	660	(6)%	(4)%	(4)%	2%	3%	3%
Add: Supplies and other sales	2,273	2,371	2,420	(4)%	(2)%	(3)%	10%	10%	11%
Add: Paper sales	829	899	957	(8)%	(6)%	(6)%	4%	4%	4%
Annuity Revenue	**$ 18,914**	**$ 18,770**	**$ 17,776**	**1%**	**6%**	**2%**	**84%**	**83%**	**82%**

[1] 2011 Results are discussed primarily on a pro-forma basis and include ACS's estimated results from January 1 through February 5 in 2010. See the "Non-GAAP Financial Measures" section for an explanation of this non-GAAP financial measure.

Revenue 2012

Total revenues decreased 1% compared to the prior year and included a 1-percentage point negative impact from currency. Total revenues included the following:

- **Annuity revenue** increased 1% and included a 1-percentage point negative impact from currency. Annuity revenue is comprised of the following:
  - **Outsourcing, service and rentals revenue** – includes outsourcing revenue within our Services segment and technical service revenue (including bundled supplies) and rental revenue, both primarily within our Document Technology segment. Revenues of $15,215 million increased 2% and included a 2-percentage point negative impact from currency. The increase was primarily driven by growth in all three lines of business in our Services segment, partially offset by a decline in technical service revenues. Total digital pages declined 2% despite a 3% increase in digital MIF.
  - **Supplies and other sales** – includes unbundled supplies and other sales, primarily within our Document Technology segment. Revenues of $2,273 million decreased 4% and included a 1-percentage negative impact from currency. The decrease was primarily due to moderately lower demand.
  - **Paper sales** – which are primarily included within our Other segment, of $829 million decreased 8% and included a 2-percentage point negative impact from currency, driven primarily by market pricing and lower activity.
  - **Finance income** – includes $44 million in gains from the sale of finance receivables from our Document Technology segment (see Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information).

- **Equipment sales revenue** is reported primarily within our Document Technology segment and the document outsourcing business within our Services segment. Equipment sales revenue decreased 10% and included a 2-percentage point negative impact from currency, primarily driven by delayed customer decision-making and overall weak economic and market conditions. An increase in total product installs was offset by the impact of lower product mix and price declines. Price declines were in the range of 5%-10%.

  Equipment sales within our Services segment continued to grow, driven by the migration of customers looking to reduce printing costs by moving to our document outsourcing offering.

- Color[2] revenue decreased 6%, including a 2-percentage point negative impact from currency. An increase in color pages of 9% and color MIF of 14% were offset by a decline in color equipment sales revenue, driven primarily by weakness in Europe and the impact of lower product mix. Color pages represented 30% of total pages in 2012.

Revenue 2011

Total revenues increased 5% compared to the prior year. Our consolidated 2011 results include a full year of revenues from ACS, which was acquired on February 5, 2010. On a pro-forma[1] basis, including ACS's estimated 2010 revenues for the period from January 1 through February 5 in our historical 2010 results, the total revenue for 2011 grew 2%. Total revenue growth included a 2-percentage point positive impact from currency. Total revenues included the following:

- Annuity revenue increased 6% or 2% on a pro-forma[1] basis, with a 1-percentage point positive impact from currency. Annuity revenue is comprised of the following:

  - Outsourcing, service and rentals revenue of $14,868 million increased 8%, or 4% on a pro-forma[1] basis, and included a 2-percentage point positive impact from currency. The increase was primarily due to growth in BPO and DO revenue in our Services segment partially offset by a decline in pages. Total digital pages declined 3% despite a 2% increase in digital MIF.
  - Supplies and other sales of $2,371 million decreased 2%, or 3% on a pro-forma[1] basis, with no impact from currency.
  - Paper sales of $899 million decreased 6% and included a 2-percentage point negative impact from currency.

- Equipment sales revenue was flat and included a 1-percentage point positive impact from currency. Favorable product mix in high-end products was offset by price declines in the range of 5%-10%.

- Color[2] revenue increased 5%, including a 2-percentage point negative impact from currency. This increase was due to an increase in color pages of 9% and an increase in color equipment sales revenue of 4%. Color[2] pages represented 27% of total pages in 2011 while color device MIF represented 35% of total MIF.

An analysis of the change in revenue for each business segment is included in the "Operations Review of Segment Revenue and Profit" section.

Costs, Expenses and Other Income

Summary of Key Financial Ratios

	Year Ended December 31,			Change		Pro-forma [(1)]	
	2012	2011	2010	2012	2011	2011	2010
Total Gross Margin	31.4%	32.8%	34.4%	(1.4) pts	(1.6) pts	(1.1) pts	(0.2) pts
RD&E as a % of Revenue	2.9%	3.2%	3.6%	(0.3) pts	(0.4) pts	(0.3) pts	(0.4) pts
SAG as a % of Revenue	19.2%	19.9%	21.2%	(0.7) pts	(1.3) pts	(1.0) pts	(0.9) pts
Operating Margin [(1)]	**9.3%**	**9.8%**	**9.6%**	**(0.5) pts**	**0.2 pts**	**0.3 pts**	**1.0 pts**
Pre-tax Income Margin	**6.0%**	**6.9%**	**3.8%**	**(0.9) pts**	**3.1 pts**	**3.4 pts**	**(2.2) pts**

[(1)] See the "Non-GAAP Financial Measures" section for an explanation of Pro-forma and Operating Margin non-GAAP financial measures.

Operating Margin

The operating margin[1] for the year ended December 31, 2012 of 9.3% decreased 0.5-percentage points as compared to 2011. The decline, which was primarily in our Services segment due to a decrease in gross margin, was partially offset by expense reductions.

The operating margin[1] for the year ended December 31, 2011 of 9.8% increased 0.2-percentage points, or 0.3-percentage points on a pro-forma[1] basis, as compared to 2010. The increase was due primarily to disciplined cost and expense management.

Note: The acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a technology company. As a result, in 2011 gross margins and SAG are also discussed below on a pro-forma basis where we adjust our historical 2010 results to include ACS's 2010 estimated results for the period from January 1 through February 5, 2010. Refer to the "Non-GAAP Financial Measures" section for a further explanation and discussion of this non-GAAP presentation.

Gross Margin

Gross margin for year ended December 31, 2012 of 31.4% decreased 1.4-percentage points as compared to 2011. The decrease was driven by the overall mix of services revenue, the ramping of new services contracts and pressure on government contracts, particularly in the third quarter 2012. These negative impacts were partially offset by productivity improvements and cost savings from restructuring.

Gross margin for year ended December 31, 2011 of 32.8% decreased 1.6-percentage points, or 1.1-percentage points on a pro-forma[1] basis, as compared to 2010. The decrease was driven by the ramping of new services contracts, the impact of lower contract renewals, transaction currency and the mix of higher services revenue.

Services gross margin for the year ended December 31, 2012 decreased 1.7-percentage points as compared to 2011. The decrease is primarily due to the ramping of new services contracts within BPO and ITO and pressure on government contracts, particularly in the third quarter 2012.

Services gross margin for the year ended December 31, 2011 decreased 1.7-percentage points, or 1.2 percentage points, on a pro-forma[1] basis, as compared to 2010. The decrease is primarily due to the ramping of new services contracts within BPO and ITO and the impact of lower contract renewals.

Document Technology gross margin for the year ended December 31, 2012 increased by 0.1-percentage points as compared to 2011. Productivity improvements, restructuring savings and gains recognized on the sales of finance receivables (see Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information) more than offset the impact of price declines, product mix and the unfavorable year-over-year impact of transaction currency.

Document Technology gross margin for the year ended December 31, 2011 decreased by 0.9-percentage points as compared to 2010 due to the impact of price declines and the negative year-over-year impact of transaction currency. The decline was partially offset by cost productivities and restructuring savings which reflect our continued focus on cost management.

Research, Development and Engineering Expenses ("RD&E")

	Year Ended December 31,			Change	
(in millions)	2012	2011	2010	2012	2011
R&D	$ 545	$ 613	$ 653	$ (68)	$ (40)
Sustaining engineering	110	108	128	2	(20)
Total RD&E Expenses	**$ 655**	**$ 721**	**$ 781**	**$ (66)**	**$ (60)**
R&D Investment by Fuji Xerox[(1)]	**$ 860**	**$ 880**	**$ 821**	**$ (20)**	**$ 59**

(1) Fluctuation in Fuji Xerox R&D was primarily due to changes in foreign exchange rates.

RD&E as a percent of revenue for the year ended December 31, 2012 of 2.9% decreased 0.3-percentage points. In addition to lower spending, the decrease was also driven by the positive mix impact of the continued growth in Services revenue, which historically has a lower RD&E percent of revenue.

RD&E of $655 million for the year ended December 31, 2012, was $66 million lower, reflecting the impact of restructuring and productivity improvements. Innovation is one of our core strengths and we continue to invest at levels that enhance this core strength, particularly in color, software and services. During 2012 we managed our investments in R&D to align with growth opportunities in areas like business services, color printing and customized communication. Xerox R&D is also strategically coordinated with Fuji Xerox.

RD&E as a percent of revenue for the year ended December 31, 2011 of 3.2% decreased 0.4-percentage points. In addition to lower spending, the decrease was also driven by the positive mix impact of the continued growth in Services revenue, which historically has a lower RD&E percent of revenue.

RD&E of $721 million for the year ended December 31, 2011, was $60 million lower, reflecting the impact of restructuring and productivity improvements.

Selling, Administrative and General Expenses ("SAG")

SAG as a percent of revenue of 19.2% decreased 0.7-percentage points for the year ended December 31, 2012. The decrease was driven by spending reductions reflecting benefits from restructuring and productivity improvements in addition to the positive mix impact from the continued growth in Services revenue, which historically has a lower SAG percent of revenue.

SAG expenses of $4,288 million for the year ended December 31, 2012 were $209 million lower than the prior year period including a $60 million favorable impact from currency. The decrease in SAG expenses reflects the following:

- $240 million decrease in selling expenses reflecting the benefits from restructuring and productivity improvements, as well as lower compensation-related expenses and advertising spending partially offset by the impact of acquisitions.
- $68 million increase in general and administrative expenses as restructuring savings and productivity improvements were more than offset by the impact of acquisitions and deferred compensation expense.
- $37 million decrease in bad debt expenses to $120 million, driven primarily by lower write-offs in Europe.

SAG as a percent of revenue of 19.9% decreased 1.3-percentage points, or 1.0-percentage points on a pro-forma[1] basis, for the year ended December 31, 2011.

SAG expenses of $4,497 million for the year ended December 31, 2011 was $97 million lower than the prior year period, or $156 million lower on a pro-forma[1] basis, both including a $68 million unfavorable impact from currency. The pro-forma SAG expense decrease reflects the following:

- $68 million decrease in selling expenses reflecting the benefits from restructuring, productivity improvements and decrease in brand advertising partially offset by the impact of acquisitions.
- $54 million decrease in general and administrative expenses primarily reflecting lower compensation as well as the benefits from restructuring and operational improvements.
- $31 million decrease in bad debt expense, to $157 million as improvements in write-off trends in North America were more than offset by higher write-offs in southern Europe.

Restructuring and Asset Impairment Charges

During the year ended December 31, 2012, we recorded net restructuring and asset impairment charges of $153 million ($97 million after-tax). Approximately 47% of the charges were related to our Services segment and 53% to our Document Technology segment and included the following:

- $160 million of severance costs related to headcount reductions of approximately 6,300 employees primarily in North America. The actions impacted several functional areas, and approximately 63% of the costs were focused on gross margin improvements, 31% in SAG and 6% on the optimization of RD&E investments.
- $5 million for lease termination costs primarily reflecting continued optimization of our worldwide operating locations.
- $2 million of asset impairment losses.

The above charges were partially offset by $14 million of net reversals for changes in estimated reserves from prior period initiatives.

We expect 2013 pre-tax savings of approximately $170 million from our 2012 restructuring actions.

During the year ended December 31, 2011, we recorded net restructuring and asset impairment charges of $33 million ($18 million after-tax) which included the following:

- $98 million of severance costs related to headcount reductions of approximately 3,900 employees primarily in North America. The actions impacted several functional areas, and approximately 55% of the costs were focused on gross margin improvements, 36% on SAG and 9% on the optimization of RD&E investments.
- $1 million for lease termination costs.
- $5 million of asset impairment losses from the disposition of two aircraft associated with the restructuring of our corporate aviation operations.

The above charges were partially offset by $71 million of net reversals for changes in estimated reserves from prior period initiatives.

Restructuring Summary

The restructuring reserve balance as of December 31, 2012 for all programs was $130 million, of which approximately $122 million is expected to be spent over the next twelve months. Refer to Note 10 – Restructuring and Asset Impairment Charges, in the Consolidated Financial Statements for additional information regarding our restructuring programs.

Acquisition Related Costs

Costs of $77 million were incurred during 2010 in connection with our acquisition of ACS. These costs include $53 million of transaction costs, which represent external costs directly related to completing the acquisition of ACS. The remainder of the acquisition-related costs represents external incremental costs directly related to the integration of ACS and Xerox.

Amortization of Intangible Assets

During the year ended December 31, 2012, we recorded $328 million of expense related to the amortization of intangible assets, which is $70 million lower than the prior year. The prior year expense included $52 million related to the accelerated amortization of the ACS trade name intangible asset which was fully written off in 2011 as a result of the decision to discontinue its use and transition the services business to the "Xerox Business Services" trade name. The impact from the write off of the ACS trade name was partially offset by the amortization of intangible assets associated with current and prior-year acquisitions.

During the year ended December 31, 2011, we recorded $398 million of expense related to the amortization of intangible assets, which was $86 million higher than the prior year primarily as a result of the accelerated write-off of the ACS trade name.

Curtailment Gain

In December 2011, we amended all of our primary non-union U.S. defined benefit pension plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final average pay formulas within the plans as of December 31, 2012, but the cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments now fully freeze benefit and service accruals after December 31, 2012 for these plans, including the related non-qualified plans. As a result of these plan amendments, we recognized a pre-tax curtailment gain of $107 million ($66 million after-tax), which represents the recognition of deferred gains from other prior year amendments ("prior service credits") as a result of the discontinuation ("freeze") of any future benefit or service accrual period. The amendments did not materially impact 2012 pension expense.

Worldwide Employment

Worldwide employment of 147,600 at December 31, 2012 increased approximately 8,000 from December 31, 2011, primarily due to the impact of acquisitions, partially offset by restructuring related actions. Worldwide employment was approximately 139,650 and 136,500 at December 2011 and 2010, respectively.

Other Expenses, Net

	Year Ended December 31,		
(in millions)	2012	2011	2010
Non-financing interest expense	$ 230	$ 247	$ 346
Interest income	(13)	(21)	(19)
Loss (gains) on sales of businesses and assets	2	(9)	(18)
Currency losses, net	3	12	11
ACS shareholders litigation settlement	–	–	36
Litigation matters	(1)	11	(4)
Loss on sales of accounts receivables	21	20	15
Loss on early extinguishment of liability	–	33	15
Deferred compensation investment gains	(10)	–	(12)
All other expenses, net	24	29	19
Total Other Expenses, Net	**$ 256**	**$ 322**	**$ 389**

Non-Financing Interest Expense: Non-financing interest expense for the year ended December 31, 2012 of $230 million was $17 million lower than prior year. The decrease in interest expense is primarily due to the benefit of lower borrowing costs achieved as a result of refinancing existing debt.

Non-financing interest expense for the year ended December 31, 2011 of $247 million was $99 million lower than the prior year. The decrease in interest expense reflects a lower average debt balance due to the repayments of Senior Notes, as well as the benefit of lower borrowing costs achieved as a result of refinancing existing debt and utilizing the commercial paper program.

Loss (Gains) on Sales of Businesses and Assets: The gains in 2011 and 2010 were primarily related to the sales of certain surplus facilities in Latin America.

Currency Losses, Net: Currency losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities and the mark-to-market of foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities.

The 2011 net currency losses were primarily due to the significant movement in exchange rates during the third quarter of 2011 among the U.S. Dollar, Euro, Yen and several developing market currencies.

The 2010 net currency losses included a currency loss of $21 million for the re-measurement of our Venezuelan Bolivar denominated monetary net assets following a devaluation of the Bolivar in the first quarter of 2010. This loss was partially offset by a cumulative translation gain of $6 million that was recognized upon the repatriation of cash and liquidation of a foreign subsidiary.

ACS Shareholders' Litigation Settlement: The 2010 expense of $36 million relates to the settlement of claims by ACS shareholders arising from our acquisition of ACS in 2010. The total settlement for all defendants was approximately $69 million, with Xerox paying approximately $36 million net of insurance proceeds.

Litigation Matters: Litigation matters for 2012, 2011 and 2010 represent charges related to probable losses for various legal matters, none of which were individually material. Refer to Note 17 – Contingencies and Litigation, in the Consolidated Financial Statements for additional information regarding litigation against the Company.

Loss on Sales of Accounts Receivables: Represents the loss incurred on our sales of accounts receivables. Refer to "Sales of Accounts Receivables" below and Note 4 -- Accounts Receivables, Net in the Consolidated Financial Statements for additional information regarding our sales of receivables.

Loss on Early Extinguishment of Liability: The 2011 loss of $33 million was related to the redemption by Xerox Capital Trust I, our wholly-owned subsidiary trust, of its $650 million 8% Preferred Securities due in 2027. The redemption resulted in a pre-tax loss of $33 million ($20 million after-tax), representing the call premium of approximately $10 million, as well as the write-off of unamortized debt costs and other liability carrying value adjustments of $23 million.

The 2010 loss of $15 million represents the loss associated with the redemption of senior and medium-term notes in the fourth quarter 2010 and reflects a call premium and the write-off of unamortized debt costs.

Deferred Compensation Investment Gains: Represents gains on investments supporting certain of our deferred compensation arrangements. These gains or losses are offset by an increase or decrease, respectively, in compensation expense recorded in SAG in our Services segment as a result of the increase or decrease in the liability associated with these arrangements.

Income Taxes

The 2012 effective tax rate was 20.5% or 24.0% on an adjusted basis.[1] The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to foreign tax credits resulting from anticipated dividends and other foreign transactions as well as the geographical mix of profits. In addition, a net tax benefit from adjustments of certain unrecognized tax positions and deferred tax valuation allowances was offset by a tax law change.

The 2011 effective tax rate was 24.7% or 27.5% on an adjusted basis.[1] The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of profits as well as a higher foreign tax credit benefit as a result of our decision to repatriate current year income from certain non-U.S. subsidiaries.

The 2010 effective tax rate was 31.4% or 31.2% on an adjusted basis.[1] The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of income before taxes and the related tax rates in those jurisdictions as well as the U.S. tax impacts on certain foreign income and tax law changes.

Xerox operations are widely dispersed. The statutory tax rate in most non-U.S. jurisdictions is lower than the combined U.S. and state tax rate. The amount of income subject to these lower foreign rates relative to the amount of U.S. income will impact our effective tax rate. However, no one country outside of the U.S. is a significant factor to our overall effective tax rate. Certain foreign income is subject to U.S. tax net of any available foreign tax credits. Our full year effective tax rate for 2012 includes a benefit of approximately 12-percentage points from these non-U.S. operations. Refer to Note 16 – Income and Other Taxes, in the Consolidated Financial Statements for additional information regarding the geographic mix of income before taxes and the related impacts on our effective tax rate.

Our effective tax rate is based on nonrecurring events as well as recurring factors, including the taxation of foreign income. In addition, our effective tax rate will change based on discrete or other nonrecurring events (e.g. audit settlements, tax law changes, changes in valuation allowances, etc.) that may not be predictable. We anticipate that our effective tax rate for 2013 will be approximately 28%, which excludes the effects of intangibles amortization and other discrete events. We also expect to record an estimated discrete benefit of approximately $19 million in the first quarter 2013 for the retroactive benefits of the American Taxpayer Relief Act of 2012 which was signed into law on January 2, 2013.

Equity in Net Income of Unconsolidated Affiliates

	Year Ended December 31,		
(in millions)	2012	2011	2010
Total equity in net income of unconsolidated affiliates	$ 152	$ 149	$ 78
Fuji Xerox after-tax restructuring costs	16	19	38

Equity in net income of unconsolidated affiliates primarily reflects our 25% share of Fuji Xerox.

The 2011 increase of $71 million was primarily due to an increase in Fuji Xerox's net income, which was primarily driven by higher revenue and cost improvements, as well as the strengthening of the Yen and lower restructuring costs.

Refer to Note 8 – Investment in Affiliates, at Equity, in the Consolidated Financial Statements for additional information.

Net Income

Net income attributable to Xerox for the year ended December 31, 2012 was $1,195 million, or $0.88 per diluted share. On an adjusted basis[1], net income attributable to Xerox was $1,398 million, or $1.03 per diluted share, and included adjustments for the amortization of intangible assets.

Net income attributable to Xerox for the year ended December 31, 2011 was $1,295 million, or $0.90 per diluted share. On an adjusted basis[1], net income attributable to Xerox was $1,563 million, or $1.08 per diluted share, and included adjustments for the amortization of intangible assets and the loss on early extinguishment of liability.

Net income attributable to Xerox for the year ended December 31, 2010 was $606 million, or $0.43 per diluted share. On an adjusted basis[1], net income attributable to Xerox was $1,296 million, or $0.94 per diluted share, and included adjustments for the amortization of intangible assets, restructuring and asset impairment charges (including those incurred by Fuji Xerox), acquisition-related costs and other discrete costs and expenses.

Refer to the "Non-GAAP Financial Measures" section for the reconciliation of reported net income to adjusted net income.

Other Comprehensive Income

2012 Other comprehensive loss attributable to Xerox of $511 million decreased $217 million from 2011. The decreased loss was primarily due to gains from the translation of our foreign currency-denominated net assets in 2012 as compared to translation losses in 2011. The translation gains are the result of a strengthening of our major foreign currencies against the U.S. Dollar in 2012 as compared to a weakening of those same currencies in 2011. A decrease in losses associated with our defined benefit plans was offset by an increase in unrealized losses from our cash flow hedges primarily due to a weakening of the Japanese Yen particularly in the fourth quarter 2012 (See Note 13 – Financial Instruments in the Consolidated Financial Statements for additional information regarding our cash flow hedges).

2011 Other comprehensive loss attributable to Xerox of $728 million increased $728 million from 2010. The increased loss was primarily due to losses associated with our defined benefit plans due to an increase in our benefit obligations as a result of a decrease in the discount rates used to measure our obligations (See discussion of Pension Plan Assumptions in the Application of Critical Accounting Policies section of the MD&A as well as Note 15 – Employee Benefit Plans in the Consolidated Financial Statements for additional information). In addition, losses from the translation of our foreign currency-denominated net assets increased in 2011 as compared to 2010 as a result of the further weakening of our major foreign currencies against the U.S. Dollar in 2011.

Recent Accounting Pronouncements

Refer to Note 1 – Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial conditions.

Operations Review of Segment Revenue and Profit

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Services, Document Technology and Other. Revenues by segment for the three years ended December 31, 2012 were as follows:

(in millions)	Total Revenue	Segment Profit (Loss)	Segment Margin
2012			
Services	$ 11,528	$ 1,173	10.2%
Document Technology	9,462	1,065	11.3%
Other	1,400	(241)	(17.2)%
Total	**$ 22,390**	**$ 1,997**	**8.9%**
2011			
Services	$ 10,837	1,207	11.1%
Document Technology	10,259	1,140	11.1%
Other	1,530	(255)	(16.7)%
Total	**$ 22,626**	**$ 2,092**	**9.2%**
2010			
Services	$ 9,637	$ 1,132	11.7%
Document Technology	10,349	1,085	10.5%
Other	1,647	(342)	(20.8)%
Total	**$ 21,633**	**$ 1,875**	**8.7%**
2010 Pro-forma(1)			
Services	$ 10,256	$ 1,166	11.4%
Document Technology	10,349	1,085	10.5%
Other	1,647	(353)	(21.4)%
Total	**$ 22,252**	**$ 1,898**	**8.5%**

(1) Results are discussed primarily on a pro-forma basis and include ACS's estimated results from January 1 through February 5 in 2010. See the "Non-GAAP Financial Measures" section for an explanation of these non-GAAP financial measures.

Services Segment

Our Services segment is comprised of three service offerings: Business Process Outsourcing ("BPO"), Document Outsourcing ("DO") and Information Technology Outsourcing ("ITO"). The DO business included within the Services segment essentially represents Xerox's pre-ACS acquisition outsourcing business, as ACS's outsourcing business is reported as BPO and ITO revenue.

Services segment revenues for the three years ended December 31, 2012 were as follows:

(in millions)	Revenue			Change		Pro-forma[1] Change
	2012	2011	2010	2012	2011	2011
Business processing outsourcing	$ 6,610	$ 6,074	$ 5,145	9%	18%	8%
Document outsourcing	3,659	3,545	3,264	3%	9%	9%
Information technology outsourcing	1,426	1,326	1,249	8%	6%	(4)%
Less: Intra-segment elimination	(167)	(108)	(21)	*	*	*
Total Services Revenue	**$ 11,528**	**$ 10,837**	**$ 9,637**	**6%**	**12%**	**6%**

* Percent not meaningful.
[1] See the "Non-GAAP Financial Measures" section for an explanation of this non-GAAP financial measure.

Note: In 2011, the Services segment is discussed on a pro-forma[1] basis. ACS was acquired on February 5, 2010, accordingly for comparison purposes, we adjusted our historical 2010 results to include ACS's 2010 estimated results for the period from January 1 through February 5, 2010. We believe these pro-forma comparisons provide a perspective on the impact of the ACS acquisition on our results and trends. Refer to the "Non-GAAP Financial Measures" section for a further explanation and discussion of this non-GAAP presentation.

Revenue 2012

Services revenue of $11,528 million increased 6% with a 1-percentage point negative impact from currency.

- BPO revenue increased 9%, including a 1-percentage point negative impact from currency, and represented 57% of total Services revenue. BPO growth was driven by the government healthcare, healthcare payer, customer care, financial services, retail, travel and insurance businesses and other state government solutions, as well as the benefits from recent acquisitions.
- DO revenue increased 3%, including a 2-percentage point negative impact from currency, and represented 31% of total Services revenue. The increase in DO revenue was primarily driven by our new partner print services offerings as well as new signings.
- ITO revenue increased 8% and represented 12% of total Services revenue. ITO growth was driven by the revenue ramp resulting from strong growth in recent quarters and also includes 3-percentage points of growth related to revenue from intercompany services, which is eliminated in total Services segment revenue.

Segment Margin 2012

Services segment margin of 10.2% decreased 0.9-percentage points from the prior year primarily due to a decline in gross margin, which was driven by the ramping of new services contracts, pressure on government contracts, the impact of lower contract renewals and lower volumes in some areas of the business. The gross margin decline was partially offset by the benefits from restructuring and lower SAG, primarily in DO.

Metrics

Pipeline

Our total services sales pipeline at December 31, 2012, including synergy opportunities, grew 6% over the prior year. This sales pipeline includes the Total Contract Value ("TCV") of new business opportunities that potentially could be contracted within the next six months and excludes business opportunities with estimated annual recurring revenue in excess of $100 million.

Signings

Signings are defined as estimated future revenues from contracts signed during the period, including renewals of existing contracts.TCV represents the estimated future contract revenue for pipeline or signed contracts for signings, as applicable.

Signings were as follows:

(in billions)	Year Ended December 31, 2012	2011	2010
BPO	$ 6.0	$ 6.8	$ 10.0
DO	3.3	4.4	3.3
ITO	1.5	3.4	1.3
Total Signings	**$ 10.8**	**$ 14.6**	**$ 14.6**

Services signings were an estimated $10.8 billion in TCV for 2012 and decreased 25% compared to the prior year. This decline was driven by a decrease in large deals from the prior year as well as delays in customer decision making. While the total number of BPO/ITO contracts signed in 2012 increased from 2011, the decline in large deals drove a reduction in the average contract length of new business signings in 2012. The above DO signings amount represents Enterprise signings only and does not include signings from our partner print services offerings, which is driving the revenue growth in DO.

Services signings were an estimated $14.6 billion in TCV for 2011 and were flat as compared to the prior year and were impacted by the cyclicality of large deals particularly the California Medicaid signing in 2010. Signings did trend positively in 2011, increasing sequentially for the last three quarters of the year with signings growth particularly in ITO.

Renewal rate (BPO and ITO only)

Renewal rate is defined as the annual recurring revenue ("ARR") on contracts that are renewed during the period as a percentage of ARR on all contracts on which a renewal decision was made during the period. Although our renewal rate was below our target range in the fourth quarter 2012, our full year 2012 renewal rate was 85%, which was within our target range of 85%-90% and 5-percentage points higher than full year 2011. Our 2011 renewal rate of 80% was 7-percentage points lower than the 2010 renewal rate of 87%.

Revenue 2011

Services revenue of $10,837 million increased 12%, or 6% on a pro-forma[1] basis, with no impact from currency.

- BPO revenue had pro-forma[1] revenue growth of 8% and represented 55% of total Services revenue. The growth in BPO was primarily driven by acquisitions over the past two years consistent with our strategy to expand our service offerings through "tuck-in" acquisitions. BPO growth was also driven to a lesser extent by growth in the healthcare payer, human resources services, business process solutions and transportation solutions businesses.
- DO revenue increased 9%, including a 2-percentage point positive impact from currency, and represented 33% of total Services revenue. The increase in DO revenue reflects an improving growth trend from our partner print services offerings as well as new signings.
- ITO revenue on a pro-forma[1] basis decreased 4% and represented 12% of total Services revenue. The decrease in ITO revenue was driven by lower third-party equipment sales as well as the impact of lower contract renewals partially offset by growth in new commercial business.

Segment Margin 2011

Services segment margin of 11.1% decreased 0.6-percentage points, or 0.3-percentage points on a pro-forma[1] basis, from the prior year as the gross margin decline, which was driven by the ramping of new services contracts and the impact of lower contract renewals more than offset the lower costs and expenses from restructuring and synergy savings.

Document Technology Segment

Our Document Technology segment includes the sale of products and supplies, as well as the associated technical service and financing of those products. The Document Technology segment represents our pre-ACS acquisition equipment-related business exclusive of our document outsourcing business, which was integrated into the Services segment together with the acquired ACS outsourcing businesses – business process outsourcing and information technology outsourcing.

Revenue

	Year Ended December 31,			Change	
(in millions)	2012	2011	2010	2012	2011
Equipment sales	$ 2,879	$ 3,277	$ 3,404	(12)%	(4)%
Annuity revenue	6,583	6,982	6,945	(6)%	1%
Total Revenue	**$ 9,462**	**$ 10,259**	**$ 10,349**	**(8)%**	**(1)%**

Revenue 2012

Document Technology revenue of $9,462 million decreased 8%, including a 2-percentage point negative impact from currency. Total revenues include the following:

- 12% decrease in equipment sales revenue with a 1-percentage point negative impact from currency. This decline, primarily in mid-range and high-end equipment, was driven by delayed customer decision-making reflecting the continued weak macro-environment. In addition, the impact of lower product mix and price declines in the range of 5%-10% more than offset growth in installs. Document Technology revenue excludes increasing revenues in our DO offerings. As noted previously, in 2013 we will be investing in our portfolio with significant product announcements in the mid-range and entry production color spaces.
- 6% decrease in annuity revenue, including a 2-percentage point negative impact from currency, driven by lower supplies and a decline in total digital pages of 2% as well as the continued migration of customers to our partner print services offerings, which is included in our Services segment.
- Document Technology revenue mix is 22% entry, 57% mid-range and 21% high-end.

Segment Margin 2012

Document Technology segment margin of 11.3% increased 0.2-percentage points from prior year. Productivity improvements, restructuring savings and gains recognized on the sale of finance receivables (see Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information) more than offset the impact of price declines and overall lower revenues.

Installs 2012

Entry

- 39 % increase in color multifunction devices driven by demand for the WorkCentre® 6015, WorkCentre 6605 and Xerox® ColorQube 8700/8900.
- 23 % increase in entry black-and-white multifunction devices driven by demand for the WorkCentre® 3045.
- 7 % decrease in color printers driven by a decrease in sales to OEM partners.

Mid-Range

- 2 % decrease in installs of mid-range color devices driven as a difficult compare in the U.S. from the fourth quarter 2012 was partially offset by demand for products such as the WorkCentre® 7535/7125/7530 and the WorkCentre® 7556, which enabled continued market share gains in the fastest growing and most profitable segment of the office color market.
- 10 % decrease in installs of mid-range black-and-white devices.

High-End

- 34 % increase in installs of high-end color systems driven by strong demand for the Xerox Color 770. This product has enabled large market share gains in the Entry Production Color market segment.
- 26 % decrease in installs of high-end black-and-white systems, reflecting continued declines in the overall market.

Install activity percentages include installations for Document Outsourcing and the Xerox-branded product shipments to GIS. Descriptions of "Entry", "Mid-range" and "High-end" are defined in Note 2 – Segment Reporting, in the Consolidated Financial Statements.

Revenue 2011

Document Technology revenue of $10,259 million decreased 1 %, including 2-percentage points positive impact from currency. Total revenues include the following:

- 4 % decrease in equipment sales revenue, with a 1-percentage point positive impact from currency, primarily driven by a decline in Europe reflecting the economic conditions in the Euro Zone, particularly in the fourth quarter 2011. In addition, install declines of entry and mono products were only partially offset by install growth in mid-range and high-end color products. Consistent with prior years, price declines were in the range of 5 %-10 %. Document Technology revenue excludes increasing revenues in our DO offerings.
- 1 % increase in annuity revenue, including a 2-percentage point positive impact from currency. An increase in supplies revenue was offset by a decline in pages.
- Document Technology revenue mix is 22 % entry, 57 % mid-range and 21 % high-end.

Segment Margin 2011

Document Technology segment margin of 11.1 % increased 0.6-percentage points from prior year. Lower cost and expense from restructuring savings in addition to an increase in equity in net income from unconsolidated affiliates more than offset the gross margin decline.

Installs 2011

Entry

4 % decrease in entry black-and-white and color multifunction devices and color printers reflecting:

- A decline in sales to OEM partners.
- A decline in developing markets due in part to a very strong 2010 in which installs increased significantly.

These declines were partially offset by growth in newly launched products such as the WorkCentre® 3045 and WorkCentre® 6015.

Mid-Range

- 26 % increase in installs of mid-range color devices driven primarily by demand for new products, such as the WorkCentre® 7530/7535, WorkCentre® 7545/7556 and WorkCentre® 7120 and the Xerox Color 550/560. This growth has enabled market share gains in the fastest growing and most profitable segment of the office color market.
- 2 % increase in installs of mid-range black-and-white devices driven by strong demand for the recently launched WorkCentre® 5325/5330/5335 products partially offset by declines in Europe.

High-End

- 7 % increase in installs of high-end color systems driven primarily by installs of our market-leading Xerox Color 800 and 1000 and iGen as well as strong demand for the recently launched Xerox Color 770 and the DocuColor™ 8080. These products have improved our offerings in the entry production color product category.
- 8 % decrease in installs of high-end black-and-white systems driven by declines across most product areas.

Other Segment

Revenue 2012

Other segment revenue of $1,400 million decreased 8 %, including a 1-percentage point negative impact from currency, due to a decline in paper sales, which is driven by lower market pricing and activity, as well as a decline in revenues from wide format systems and lower patent sales and licensing revenue. Paper comprised approximately 59 % of the 2012 Other segment revenue.

Segment Loss 2012

Other segment loss of $241 million, improved $14 million from the prior year, primarily driven by a decrease in Other Expenses, Net partially offset by lower gross profit as a result of the decline in revenues.

Revenue 2011

Other segment revenue of $1,530 million decreased 7%, including 2-percentage points positive impact from currency, due to a decline in paper sales, wide format systems and other supplies partially offset by an increase in revenue from patent sales and licensing as noted below. Paper comprised approximately 59% of the 2011 Other segment revenue.

In 2011, we entered into an agreement with another company that included, among other items, the sale of certain patents and the cross-licensing of certain patents of each party, pursuant to which we received an up-front payment with the remaining amount payable in two equal annual installment payments. Consistent with our accounting policy for these transactions, revenue associated with this agreement will be recorded as earned and only to the extent of cash received. During 2011, the Other segment included revenue and pre-tax income/segment profit of approximately $32 million and $26 million ($16 million after-tax), respectively, which is net of certain expenses paid in connection with this agreement.

Segment Loss 2011

Other segment loss of $255 million, improved $87 million from the prior year, primarily driven by lower non-financing interest expense and SAG expense.

---

(1) See the "Non-GAAP Financial Measures" section for an explanation of this non-GAAP financial measure.

(2) Color revenues and pages represent revenues and pages from color enabled devices and are a subset of total revenues and excludes Global Imaging Systems, Inc. ("GIS").

Capital Resources and Liquidity

Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial capital markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

- As of December 31, 2012 and 2011, total cash and cash equivalents were $1,246 million and $902 million, respectively, we had no borrowings under our Commercial Paper Programs as of December 31, 2012 and $100 million as of December 31, 2011. There were no outstanding borrowings or letters of credit under our $2 billion Credit Facility for either year end. The increase in our cash balance in 2012 was largely from the sales and run-off of finance receivables partially offset by an increase in share repurchases. We expect to use approximately $400 million of our total cash to pay down maturing Senior Notes in May 2013.
- Our Commercial Paper program was established in 2010 as a means to reduce our cost of capital and to provide us with an additional liquidity vehicle in the market. Aggregate Commercial Paper and Credit Facility borrowings may not exceed the borrowing capacity under our Credit Facility at any time.
- Over the past three years we have consistently delivered strong cash flow from operations driven by the strength of our annuity-based revenue model. Cash flows from operations were $2,580 million, $1,961 million and $2,726 million for the three years ended December 31, 2012, respectively.
- We expect cash flows from operations between $2.1 and $2.4 billion for 2013. We expect lower contributions from finance receivables of approximately $500 million, due to fewer collections as a result of the 2012 finance receivables sales and a lower natural run-off of the portfolio, given our expectations of better equipment activity. This impact is expected to be partially offset by lower pension funding requirements. We expect the rest of working capital to be essentially flat year-over-year.

Cash Flow Analysis

The following summarizes our cash flows for the three years ended December 31, 2012, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

	Year Ended December 31,			Change	
(in millions)	2012	2011	2010	2012	2011
Net cash provided by operating activities	$ 2,580	$ 1,961	$ 2,726	$ 619	$ (765)
Net cash used in investing activities	(761)	(675)	(2,178)	(86)	1,503
Net cash used in financing activities	(1,472)	(1,586)	(3,116)	114	1,530
Effect of exchange rate changes on cash and cash equivalents	(3)	(9)	(20)	6	11
Increase (decrease) in cash and cash equivalents	344	(309)	(2,588)	653	2,279
Cash and cash equivalents at beginning of year	902	1,211	3,799	(309)	(2,588)
Cash and Cash Equivalents at End of Year	**$ 1,246**	**$ 902**	**$ 1,211**	**$ 344**	**$ (309)**

Cash Flows from Operating Activities

Net cash provided by operating activities was $2,580 million for the year ended December 31, 2012. The $619 million increase in cash from 2011 was primarily due to the following:

- $879 million increase from finance receivables primarily due to sales of receivables as well as higher net run-off of finance receivables as a result of lower equipment sales (see Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information).
- $124 million increase due to lower inventory growth.
- $74 million increase due to lower restructuring payments.
- $62 million increase due to lower contributions to our defined benefit pension plans primarily in the U.S. as a result of the recently enacted pension funding legislation.
- $41 million increase as a result of less up-front costs and other customer-related spending associated primarily with new services contracts.
- $390 million decrease due to a lower benefit from accounts receivable sales as well as growth in services revenue.
- $45 million decrease from higher net income tax payments primarily due to refunds in the prior year.

In March 2012, we elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding.

Net cash provided by operating activities was $1,961 million for the year ended December 31, 2011. The $765 million decrease in cash from 2010 was primarily due to the following:

- $533 million decrease due to lower benefit from changes in accounts payable and accrued compensation primarily related to the timing of payments as well as lower spending.
- $189 million decrease due to higher contributions to our defined benefit pension plans.
- $101 million decrease as a result of up-front costs and other customer-related spending associated primarily with new services contracts.
- $65 million decrease from higher net income tax payments primarily due to refunds in the prior year.
- $49 million decrease due to higher finance receivables of $39 million and equipment on operating leases of $10 million, both reflective of increased equipment placements.
- $46 million decrease in derivatives primarily due to the absence of proceeds from the early termination of certain interest rate swaps.
- $16 million decrease due to a lower benefit from accounts receivable sales partially offset by improved collections.
- $290 million increase in pre-tax income before depreciation and amortization, litigation, restructuring, curtailment and the Venezuelan currency devaluation.
- $113 million increase due to the absence of cash outflows from acquisition-related expenditures.

In September 2011, we elected to make a contribution of 16.6 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding.

Cash Flows from Investing Activities

Net cash used in investing activities was $761 million for the year ended December 31, 2012. The $86 million increase in the use of cash from 2011 was primarily due to the following:

- $64 million increase in acquisitions. 2012 acquisitions include Wireless Data for $95 million, RK Dixon for $58 million, as well as seven smaller acquisitions totaling $123 million. 2011 acquisitions include Unamic/HCN B.V. for $55 million, ESM for $43 million, Concept Group for $41 million, MBM for $42 million, Breakaway for $18 million and ten smaller acquisitions for an aggregate of $46 million, as well as a net cash receipt of $35 million for Symcor.
- $19 million increase due to lower cash proceeds from asset sales.

Net cash used in investing activities was $675 million for the year ended December 31, 2011. The $1,503 million decrease in the use of cash from 2010 was primarily due to the following:

- $1,522 million decrease in acquisitions. 2011 acquisitions include Unamic/HCN B.V. for $55 million, ESM for $43 million, Concept Group for $41 million, MBM for $42 million, Breakaway for $18 million and ten smaller acquisitions for an aggregate of $46 million, as well as a net cash receipt of $35 million for Symcor. 2010 acquisitions include ACS for $1,495 million, ExcellerateHRO, LLP for $125 million, TMS Health, LLC for $48 million, Irish Business Systems Limited for $29 million, Georgia Duplicating Products for $21 million and Spur Information Solutions for $12 million.
- $24 million increase due to lower cash proceeds from asset sales.

Cash Flows from Financing Activities

Net cash used in financing activities was $1,472 million for the year ended December 31, 2012. The $114 million decrease in the use of cash from 2011 was primarily due to the following:

- $670 million decrease reflecting the absence of payment of our liability to Xerox Capital Trust I in connection with their redemption of preferred securities.

- $351 million increase from higher share repurchases in 2012.
- $157 million increase from net debt activity. 2012 reflects net proceeds of $1.1 billion from Senior Notes issued in March offset by net payments on 2012 Senior Notes of $1.1 billion that matured in May and a decrease of $100 million in Commercial Paper. 2011 includes proceeds of $1.0 billion from the issuance of Senior Notes offset by the repayment of $750 million for Senior Notes due in 2011 and a decrease of $200 million in Commercial Paper.
- $47 million increase due to higher distributions to noncontrolling interests.

Net cash used in financing activities was $1,586 million for the year ended December 31, 2011. The $1,530 million decrease in the use of cash from 2010 was primarily due to the following:

- $3,105 million decrease from net debt activity. 2011 includes proceeds of $1.0 billion from the issuance of Senior Notes offset by the repayment of $750 million for Senior Notes due in 2011 and a decrease of $200 million in Commercial Paper. 2010 includes the repayments of $1,733 million of ACS's debt on the acquisition date, $950 million of Senior Notes, $550 million early redemption of the 2013 Senior Notes, net payments of $109 million for other debt and $14 million of debt issuance costs for the bridge loan facility commitment, which was terminated in 2009. These payments were offset by an increase of $300 million in Commercial Paper.
- $701 million increase resulting from the resumption of our share repurchase program.
- $670 million increase reflecting the payment of our liability to Xerox Capital Trust I in connection with their redemption of preferred securities.
- $139 million increase due to lower proceeds from the issuances of common stock under our stock option plans.
- $26 million increase reflecting a full year of dividend payments on shares issued in connection with the acquisition of ACS in 2010.
- $12 million increase due to higher share repurchases related to employee withholding taxes on stock-based compensation vesting.

Customer Financing Activities

We provide lease equipment financing to our customers, primarily in our Document Technology segment. Our lease contracts permit customers to pay for equipment over time rather than at the date of installation. Our investment in these contracts is reflected in Total finance assets, net. We primarily fund our customer financing activity through cash generated from operations, cash on hand, commercial paper borrowings, sales and securitizations of finance receivables and proceeds from capital markets offerings.

We have arrangements in certain international countries and domestically with our small and mid-sized customers, where third-party financial institutions independently provide lease financing, on a non-recourse basis to Xerox, directly to our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the unrelated third-party finance receivable and debt are not included in our Consolidated Financial Statements.

The following represents our Total finance assets, net associated with our lease and finance operations:

	December 31,	
(in millions)	2012	2011
Total Finance receivables, net [1]	$ 5,313	$ 6,362
Equipment on operating leases, net	535	533
Total Finance Assets, Net	**$ 5,848**	$ 6,895

[1] Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in our Consolidated Balance Sheets.

The decrease of $1,047 million in Total finance assets, net reflects the sale of finance receivables (discussed further below) and the decrease in equipment sales over the past several years, as well as equipment sales growth in regions or operations where we don't offer direct leasing. These impacts were partially offset by an increase of $83 million due to currency.

We maintain a certain level of debt, referred to as financing debt, to support our investment in these lease contracts or Total finance assets, net. We maintain this financing debt at an assumed 7:1 leverage ratio of debt to equity as compared to our Total finance assets, net for this financing aspect of our business. Based on this leverage, the following represents the breakdown of our total debt at December 31, 2012 and 2011 between financing debt and core debt:

	December 31,	
(in millions)	2012	2011
Financing debt [1]	$ 5,117	$ 6,033
Core debt	3,372	2,600
Total Debt	**$ 8,489**	**$ 8,633**

[1] Financing debt includes $4,649 million and $5,567 million as of December 31, 2012 and December 31, 2011, respectively, of debt associated with Total finance receivables, net and is the basis for our calculation of "Equipment financing interest" expense. The remainder of the financing debt is associated with Equipment on operating leases.

In 2013, we expect to continue the leveraging of our finance assets at an assumed 7:1 ratio of debt to equity. We also may sell or securitize certain finance receivables as another means to support our customer financing activities – see discussion further below of finance receivable sale activity in 2012. The following summarizes our total debt at December 31, 2012 and 2011:

	December 31,	
(in millions)	2012	2011
Principal debt balance [1]	$ 8,410	$ 8,450
Net unamortized discount	(63)	(7)
Fair value adjustments	142	190
Total Debt	**$ 8,489**	**$ 8,633**

[1] Includes Commercial Paper of $0 and $100 million as of December 31, 2012 and 2011, respectively.

Sales of Accounts Receivable

Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S., Canada and several countries in Europe that enable us to sell certain accounts receivables without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days.

Accounts receivables sales were as follows:

	Year ended December 31,		
(in millions)	2012	2011	2010
Accounts receivable sales	$ 3,699	$ 3,218	$ 2,374
Deferred proceeds	639	386	307
Loss on sale of accounts receivable	21	20	15
Estimated (decrease) increase to operating cash flows [1]	(78)	133	106

[1] Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year, and (iii) currency.

Refer to Note 4 – Accounts Receivables, Net in the Consolidated Financial Statements for additional information.

Sales of Finance Receivables

In 2012, we sold our entire interest in two separate portfolios of U.S. finance receivables from our Document Technology segment with a combined net carrying value of $682 million to a third-party financial institution for cash proceeds of $630 million and beneficial interests from the purchaser of $101 million. These transactions enable us to lower the cost associated with our financing portfolio.

A pre-tax gain of $44 million was recognized on these sales and is net of additional fees and expenses of $5 million. The gain was reported in Finance income in Document Technology segment revenues. We will continue to service the sold receivables and expect to a record servicing fee income of approximately $12 million over the expected life of the associated receivables.

Refer to Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for additional information.

The net impact on operating cash flows from the sales of accounts receivable and finance receivables is summarized below:

	Year ended December 31,		
(in millions)	2012	2011	2010
Cash received from finance receivables sales	$ 625	$ –	$ –
Collections on sold finance receivables [1]	(45)	–	–
Net cash impact of finance receivable sales	580	–	–
Net cash impact of accounts receivable sales	(78)	133	106
Net Cash Impact On Cash Flows From Operating Activities	**$ 502**	**$ 133**	**$ 106**

[1] Represents cash that would have been collected if we had not sold finance receivables.

Capital Market Activity

Debt Exchange

In February 2012, we completed an exchange of our 5.71 % Zero Coupon Notes due 2023 with an accreted book value at the date of the exchange of $303 million, for $362 million of our 4.50% Senior Notes due 2021. Accordingly, this increased the principal amount for our 4.50% Senior Notes due 2021 from $700 million to $1,062 million. The exchange was conducted to retire high-interest, long-dated debt in a favorable interest rate environment. The debt exchange was accounted for as a non-revolving debt modification and, therefore, it did not result in any gain or loss. The difference between the book value of our Zero Coupon Notes and the principal value of the Senior Notes issued in exchange will be accreted over the remaining term of the Senior Notes. Upfront fees paid to third parties in connection with the exchange were not material and were expensed as incurred.

Senior Notes

In March 2012, we issued $600 million of Floating Rate Senior Notes due 2013 (the "2013 Floating Rate Notes") and $500 million of 2.95% Senior Notes due 2017 (the "2017 Senior Notes"). The 2013 Floating Rate Notes were issued at par and the 2017 Senior Notes were issued at 99.875% of par, resulting in aggregate net proceeds for both notes of approximately $1,093 million. The 2013 Floating Rate Notes accrue interest at a rate per annum, reset quarterly, equal to the three-month LIBOR plus 1.400% and are payable quarterly. The 2017 Senior Notes accrue interest at a rate of 2.95% per annum and are payable semi-annually. As a result of the discount, they have a weighted average effective interest rate of 2.977%. In connection with the issuance of these Senior Notes, debt issuance costs of $6 million were deferred. This debt issuance partially funded the May 2012 maturity of our $1,100 million of 5.59% Senior Notes.

Refer to Note 12 – Debt in the Consolidated Financial Statements for additional information regarding our debt.

Financial Instruments

Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Share Repurchase Programs – Treasury Stock

During 2012, we repurchased 146.3 million shares for an aggregate cost of $1.1 billion, including fees. Through February 20, 2013, we repurchased an additional 1.4 million shares at an aggregate cost of $10.1 million, including fees, for a cumulative program total of 429.7 million shares at a cost of $4.7 billion, including fees. We expect total share repurchases of at least $400 million in 2013.

In October 2012, the Board of Directors authorized an additional $1.0 billion in share repurchase, bringing the total remaining authorization for share repurchases to $1.3 billion as of February 20, 2013.

Refer to Note 19 – Shareholders' Equity – Treasury Stock in the Consolidated Financial Statements for additional information regarding our share repurchase programs.

Dividends

The Board of Directors declared aggregate dividends of $226 million, $241 million and $243 million on common stock in 2012, 2011 and 2010, respectively. The decrease in 2012 as compared to prior years is primarily due to a lower level of outstanding shares in 2012 as a result of the repurchase of shares under our share repurchase programs.

The Board of Directors declared aggregate dividends of $24 million, $24 million and $21 million on the Series A Convertible Preferred Stock in 2012, 2011 and 2010, respectively. The preferred shares were issued in connection with the acquisition of ACS.

In addition, the company increased its dividend from 4.25 cents per share to 5.75 cents per share per quarter, beginning with the dividend payable on April 30, 2013. Accordingly, we expect approximately $300 million in dividend payments for the full year 2013.

Liquidity and Financial Flexibility

We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are a party and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

Our principal debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows (in millions):

Year	Amount
2013	$ 1,039
2014	1,093
2015	1,259
2016	954
2017	1,002
2018	1,001
2019	650
2020	–
2021	1,062
2022 and thereafter	350
Total	**$ 8,410**

Foreign Cash

At December 31, 2012, we had $1,246 million of cash and cash equivalents on a consolidated basis. Of that amount, approximately $400 million was held outside the U.S. by our foreign subsidiaries to fund future working capital, investment and financing needs of our foreign subsidiaries. Accordingly, we have asserted that such funds are indefinitely reinvested outside the U.S.

We believe we have sufficient levels of cash and cash flows to support our domestic requirements. However, if the cash held by our foreign subsidiaries was needed to fund our U.S. requirements, there would not be a significant tax liability associated with the repatriation, as any U.S. liability would be reduced by the foreign tax credits associated with the repatriated earnings.

However, our determination above is based on the assumption that only the cash held outside the U.S. would be repatriated as a result of an unanticipated or unique domestic need. It does not assume repatriation of the entire amount of indefinitely reinvested earnings of our foreign subsidiaries. As disclosed in Note 16 – Income and Other Taxes in our Consolidated Financial Statements, we have not estimated the potential tax consequences associated with the repatriation of the entire amount of our foreign earnings indefinitely reinvested outside the U.S. We do not believe it is practical to calculate the potential tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

Loan Covenants and Compliance

At December 31, 2012, we were in full compliance with the covenants and other provisions of our Credit Facility and Senior Notes. We have the right to terminate the Credit Facility without penalty. Failure to comply with material provisions or covenants of the Credit Facility and Senior Notes could have a material adverse effect on our liquidity and operations, and our ability to continue to fund our customers' purchase of Xerox equipment.

Refer to Note 12 – Debt in the Consolidated Financial Statements for additional information regarding debt arrangements.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

At December 31, 2012, we had the following contractual cash obligations and other commercial commitments and contingencies:

(in millions)	2013	2014	2015	2016	2017	Thereafter
Total debt, including capital lease obligations [1]	$ 1,039	$ 1,093	$ 1,259	$ 954	$ 1,002	$ 3,063
Interest on debt [1]	421	363	293	234	177	777
Minimum operating lease commitments [2]	636	425	265	157	74	83
Defined benefit pension plans	195	–	–	–	–	–
Retiree health payments	80	80	79	77	75	339
Estimated Purchase Commitments:						
Flextronics [3]	498	–	–	–	–	–
Fuji Xerox [4]	2,069	–	–	–	–	–
Other [5]	169	131	43	16	1	–
Total	**$ 5,107**	**$ 2,092**	**$ 1,939**	**$ 1,438**	**$ 1,329**	**$ 4,262**

[1] Refer to Note 12 – Debt in the Consolidated Financial Statements for additional information regarding debt.

[2] Refer to Note 7 – Land, Buildings, Equipment and Software, Net in the Consolidated Financial Statements for additional information related to minimum operating lease commitments.

[3] Flextronics: We outsource certain manufacturing activities to Flextronics. The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment. In the past two years, actual purchases from Flextronics averaged approximately $600 million per year.

[4] Fuji Xerox: The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.

[5] Other purchase commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans and retiree health plans that require periodic cash contributions. Our 2012 cash contributions for these plans were $364 million for our defined benefit pension plans and $84 million for our retiree health plans. We also elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2012. Accordingly, total contributions to our defined benefit pension plans were $494 million in 2012.

In 2013, based on current actuarial calculations, we expect to make contributions of approximately $195 million to our worldwide defined benefit pension plans and approximately $80 million to our retiree health benefit plans. The decrease in required contributions to our worldwide defined benefit pension plans is largely in the U.S. and reflects the expected benefits from the pension funding legislation enacted in the U.S. during 2012. Contributions in subsequent years will depend on a number of factors, including the investment performance of plan assets and discount rates, as well as potential legislative and plan changes. Although we currently expect contributions to our worldwide defined benefit pension plans to increase moderately in 2014, primarily in the U.S., contributions are still expected to be lower over the next several years as compared to 2011 and 2012, primarily as a result of the amendment of several of our defined benefit pension plans to freeze current benefits and eliminate benefit accruals for future service.

Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred during the year. The amounts reported in the above table as retiree health payments represent our estimate of future benefit payments.

Fuji Xerox

We purchased products, including parts and supplies, from Fuji Xerox totaling $2.1 billion, $2.2 billion and $2.1 billion in 2012, 2011 and 2010, respectively. Our purchase commitments with Fuji Xerox are entered into in the normal course of business and typically have a lead time of three months. Related party transactions with Fuji Xerox are discussed in Note 8 – Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees.

As of December 31, 2012, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,010 million, with the decrease from the December 31, 2011 balance of approximately $1,120 million, primarily related to currency and closed cases partially offset by interest. With respect to the unreserved balance of $1,010 million, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2012 we had $211 million of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $13 million and additional letters of credit of approximately $242 million, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to the probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Other Contingencies and Commitments

As more fully discussed in Note 17 – Contingencies and Litigation in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company.

We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Should developments in any of these areas cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Unrecognized Tax Benefits

As of December 31, 2012, we had $201 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and foreign tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards, as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

Occasionally we may utilize off-balance sheet arrangements in our operations (as defined by the SEC Financial Reporting Release 67 (FRR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."). We enter into the following arrangements that have off-balance sheet elements:

- Operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 7 – Land, Buildings, Equipment and Software, Net in the Consolidated Financial Statements.
- We have facilities, primarily in the U.S., Canada and several countries in Europe, that enable us to sell to third-parties certain accounts receivable without recourse. In most instances a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related sold receivables. Refer to Note 4 – Accounts Receivables, Net in the Consolidated Financial Statements for further information regarding these facilities.
- During 2012 we entered into arrangements to sell our entire interest in certain groups of finance receivables where we received cash and beneficial interests from the third-party purchaser. Refer to Note 5 – Finance Receivables, Net in the Consolidated Financial Statements for further information regarding these sales.

At December 31, 2012, we do not believe we have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

In addition, see the table above for the Company's contractual cash obligations and other commercial commitments and Note 17 – Contingencies and Litigation in the Consolidated Financial Statements for additional information regarding contingencies, guarantees, indemnifications and warranty liabilities.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilized derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates.

Recent market events have not caused us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk. Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for additional discussion on our financial risk management.

Foreign Exchange Risk Management

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2012, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2012. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2012 would have an impact on our cumulative translation adjustment portion of equity of approximately $711 million. The net amount invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox Brasil, and translated into U.S. Dollars using the year-end exchange rates, was approximately $7.1 billion at December 31, 2012.

Interest Rate Risk Management

The consolidated weighted-average interest rates related to our total debt for 2012, 2011 and 2010 approximated 4.7%, 5.2%, and 5.8%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company's term debt are fixed.

As of December 31, 2012, $903 million of our total debt of $8,489 million carried variable interest rates, including the effect of pay variable interest rate swaps, if any, we may use to reduce the effective interest rate on our fixed coupon debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2012, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $113 million.

Non-GAAP Financial Measures

We have reported our financial results in accordance with generally accepted accounting principles ("GAAP"). In addition, we have discussed our results using non-GAAP measures.

Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods' results against the corresponding prior periods' results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.

A reconciliation of these non-GAAP financial measures, and the most directly comparable measures calculated and presented in accordance with GAAP, are set forth on the following tables.

Adjusted Earnings Measures

To better understand the trends in our business and the impact of the ACS acquisition, we believe it is necessary to adjust the following amounts determined in accordance with GAAP to exclude the effects of the certain items as well as their related income tax effects. For our 2012 reporting year, adjustments were limited to the amortization of intangible assets:

- Net income and Earnings per share ("EPS"), and
- Effective tax rate.

The above have been adjusted for the following items:

- **Amortization of intangible assets (all periods):** The amortization of intangible assets is driven by our acquisition activity which can vary in size, nature and timing as compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions allows investors to better compare and understand our results. The use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of intangible assets will recur in future periods.
- **Restructuring and asset impairment charges (including those incurred by Fuji Xerox) (2010 only):** Restructuring and asset impairment charges consist of costs primarily related to severance and benefits for employees terminated pursuant to formal restructuring and workforce reduction plans. We exclude these charges because we believe that these historical costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of our current or past operating performance. In addition, such charges are inconsistent in amount and frequency. Such charges are expected to yield future benefits and savings with respect to our operational performance.
- **Acquisition-related costs (2010 only):** We incurred significant expenses in connection with our acquisition of ACS which we generally would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition-related costs include transaction and integration costs, which represent external incremental costs directly related to completing the acquisition and the integration of ACS and Xerox. We believe it is useful for investors to understand the effects of these costs on our total operating expenses.
- **Other discrete, unusual or infrequent costs and expenses:** In addition, we have also excluded the following additional items given the discrete, unusual or infrequent nature of the item on our results of operations for the period: (1) Loss on early extinguishment of liability (2011 and 2010), (2) Medicare subsidy tax law change (income tax effect only) (2010), (3) ACS shareholder's litigation settlement (2010) and (4) Venezuela devaluation (2010). We believe the exclusion of these items allows investors to better understand and analyze the results for the period as compared to prior periods as well as expected trends in our business.

We also calculate and utilize an Operating income and margin earnings measure by adjusting our pre-tax income and margin amounts to exclude certain items. In addition to the amortization of intangible assets and restructuring expenses (see above), operating income and margin also exclude Other expenses, net. 2011 operating income and margin also exclude a Curtailment gain recorded in the fourth quarter 2011 while 2010 operating income and margin exclude ACS acquisition related costs (see above). Other expenses, net is primarily comprised of non-financing interest expense and also includes certain other non-operating costs and expenses. The Curtailment gain resulted from the amendment of our primary non-union U.S. defined benefit pension plans for salaried employees to fully freeze future benefit and service accruals after December 31, 2012. We exclude these amounts in order to evaluate our current and past operating performance and to better understand the expected future trends in our business.

Pro-forma Basis

To better understand the trends in our business, we discuss our 2011 operating results by comparing them against adjusted prior period results which include ACS historical results for the comparable period. We acquired ACS on February 5, 2010 and ACS's results subsequent to that date are included in our reported results. Accordingly, for the comparison of our reported 2011 results to 2010, we included ACS's 2010 estimated results for the period January 1 through February 5, 2010 in our reported 2010 results (pro-forma 2010). We refer to these comparisons against adjusted results as "pro-forma" basis comparisons. ACS's historical results for this period have been adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses and other material non-recurring costs associated with the acquisition. We believe comparisons on a pro-forma basis provide an enhanced assessment than the actual comparisons, given the size and nature of the ACS acquisition. In addition, the acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a Technology company. We believe the pro-forma basis comparisons provide investors with a better understanding and additional perspective of the expected trends in our business as well as the impact of the ACS acquisition on the Company's operations.

Net Income and EPS reconciliation:

	Year Ended December 31,					
	2012		2011		2010	
(in millions; except per share amounts)	Net Income	EPS	Net Income	EPS	Net Income	EPS
As Reported	**$ 1,195**	**$ 0.88**	**$ 1,295**	**$ 0.90**	**$ 606**	**$ 0.43**
Adjustments:						
Amortization of intangible assets	203	0.15	248	0.17	194	0.14
Loss on early extinguishment of liability	–	–	20	0.01	10	0.01
Xerox and Fuji Xerox restructuring charges	–	–	–	–	355	0.26
ACS acquisition-related costs	–	–	–	–	58	0.04
ACS shareholders' litigation settlement	–	–	–	–	36	0.03
Venezuelan devaluation costs	–	–	–	–	21	0.02
Medicare subsidy tax law change	–	–	–	–	16	0.01
Adjusted	**$ 1,398**	**$ 1.03**	**$ 1,563**	**$ 1.08**	**$ 1,296**	**$ 0.94**
Weighted average shares for adjusted EPS [1]	1,356		1,444		1,378	
Fully diluted shares at December 31, 2012 [2]	1,271					

[1] Average shares for the calculation of adjusted EPS and include 27 million of shares associated with the Series A convertible preferred stock and therefore the related annual dividend was excluded.

[2] Represents common shares outstanding at December 31, 2012 as well as shares associated with our Series A convertible preferred stock plus dilutive potential common shares as used for the calculation of diluted earnings per share in the fourth quarter 2012.

Effective Tax reconciliation:

(in millions)	Year Ended December 31, 2012 Pre-Tax Income	Year Ended December 31, 2012 Income Tax Expense	Year Ended December 31, 2012 Effective Tax Rate	Year Ended December 31, 2011 Pre-Tax Income	Year Ended December 31, 2011 Income Tax Expense	Year Ended December 31, 2011 Effective Tax Rate	Year Ended December 31, 2010 Pre-Tax Income	Year Ended December 31, 2010 Income Tax Expense	Year Ended December 31, 2010 Effective Tax Rate
As Reported	**$ 1,348**	**$ 277**	**20.5%**	**$ 1,565**	**$ 386**	**24.7%**	**$ 815**	**$ 256**	**31.4%**
Adjustments:									
Amortization of intangible assets	328	125		398	150		312	118	
Loss on early extinguishment of liability	–	–		33	13		15	5	
Xerox restructuring charge	–	–		–	–		483	166	
ACS acquisition-related costs	–	–		–	–		77	19	
ACS shareholders' litigation settlement	–	–		–	–		36	–	
Venezuelan devaluation costs	–	–		–	–		21	–	
Medicare subsidy tax law change	–	–		–	–		–	(16)	
Adjusted	**$ 1,676**	**$ 402**	**24.0%**	**$ 1,996**	**$ 549**	**27.5%**	**$ 1,759**	**$ 548**	**31.2%**

Operating Income/Margin reconciliation:

(in millions)	As Reported 2012	As Reported 2011	As Reported 2010	Pro-forma [1] 2010
Total Revenue	**$ 22,390**	**$ 22,626**	**$ 21,633**	**$ 22,252**
Pre-tax Income	**1,348**	**1,565**	**815**	**777**
Adjustments:				
Amortization of intangible assets	328	398	312	339
Xerox restructuring charge	153	33	483	483
Curtailment gain	–	(107)	–	–
ACS acquisition-related costs	–	–	77	77
Other expenses, net	256	322	389	444
Adjusted Operating Income	**$ 2,085**	**$ 2,211**	**$ 2,076**	**$ 2,120**
Pre-tax Income Margin	**6.0%**	**6.9%**	**3.8%**	**3.5%**
Adjusted Operating Margin	**9.3%**	**9.8%**	**9.6%**	**9.5%**

[1] Pro-forma 2010 includes ACS's 2010 estimated results from January 1 through February 5 in our reported 2010 results.

Management's Discussion

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). We do not intend to update these forward-looking statements, except as required by law.

Consolidated Statements of Income

(in millions, except per-share data)	2012	2011	2010
	Year Ended December 31,		
Revenues			
Sales	$ 6,578	$ 7,126	$ 7,234
Outsourcing, service and rentals	15,215	14,868	13,739
Finance income	597	632	660
Total Revenues	**22,390**	**22,626**	**21,633**
Costs and Expenses			
Cost of sales	4,362	4,697	4,741
Cost of outsourcing, service and rentals	10,802	10,269	9,195
Equipment financing interest	198	231	246
Research, development and engineering expenses	655	721	781
Selling, administrative and general expenses	4,288	4,497	4,594
Restructuring and asset impairment charges	153	33	483
Acquisition-related costs	–	–	77
Amortization of intangible assets	328	398	312
Curtailment gain	–	(107)	–
Other expenses, net	256	322	389
Total Costs and Expenses	**21,042**	**21,061**	**20,818**
Income Before Income Taxes and Equity Income	**1,348**	**1,565**	**815**
Income tax expense	277	386	256
Equity in net income of unconsolidated affiliates	152	149	78
Net Income	**1,223**	**1,328**	**637**
Less: Net income attributable to noncontrolling interests	28	33	31
Net Income Attributable to Xerox	**$ 1,195**	**$ 1,295**	**$ 606**
Basic Earnings per Share	**$ 0.90**	**$ 0.92**	**$ 0.44**
Diluted Earnings per Share	**$ 0.88**	**$ 0.90**	**$ 0.43**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(in millions)	Year Ended December 31, 2012	2011	2010
Net Income	$ 1,223	$ 1,328	$ 637
Less: Net income attributable to noncontrolling interests	28	33	31
Net Income Attributable to Xerox	**$ 1,195**	**$ 1,295**	**$ 606**
Other Comprehensive Income (Loss), Net: [1]			
Translation adjustments, net	$ 113	$ (105)	$ (35)
Unrealized (losses) gains, net	(63)	12	12
Changes in defined benefit plans, net	(561)	(636)	23
Other Comprehensive Loss, Net	(511)	(729)	–
Less: Other comprehensive loss, net attributable to noncontrolling interests	–	(1)	–
Other Comprehensive Loss, Net Attributable to Xerox	**$ (511)**	**$ (728)**	**$ –**
Comprehensive Income, Net	**$ 712**	**$ 599**	**$ 637**
Less: Comprehensive income, net attributable to noncontrolling interests	28	32	31
Comprehensive Income, Net Attributable to Xerox	**$ 684**	**$ 567**	**$ 606**

[1] Refer to Note 20 – Other Comprehensive Income for gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and related tax effects.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except share data in thousands)	December 31, 2012	2011
Assets		
Cash and cash equivalents	$ 1,246	$ 902
Accounts receivable, net	2,866	2,600
Billed portion of finance receivables, net	152	166
Finance receivables, net	1,836	2,165
Inventories	1,011	1,021
Other current assets	1,162	1,058
Total current assets	8,273	7,912
Finance receivables due after one year, net	3,325	4,031
Equipment on operating leases, net	535	533
Land, buildings and equipment, net	1,556	1,612
Investments in affiliates, at equity	1,381	1,395
Intangible assets, net	2,783	3,042
Goodwill	9,062	8,803
Deferred tax assets, long-term	763	672
Other long-term assets	2,337	2,116
Total Assets	**$ 30,015**	**$ 30,116**
Liabilities and Equity		
Short-term debt and current portion of long-term debt	$ 1,042	$ 1,545
Accounts payable	1,913	2,016
Accrued compensation and benefits costs	741	757
Unearned income	438	432
Other current liabilities	1,776	1,631
Total current liabilities	5,910	6,381
Long-term debt	7,447	7,088
Pension and other benefit liabilities	2,958	2,487
Post-retirement medical benefits	909	925
Other long-term liabilities	778	861
Total Liabilities	**18,002**	**17,742**
Series A Convertible Preferred Stock	**349**	**349**
Common stock	1,239	1,353
Additional paid-in capital	5,622	6,317
Treasury stock, at cost	(104)	(124)
Retained earnings	7,991	7,046
Accumulated other comprehensive loss	(3,227)	(2,716)
Xerox shareholders' equity	11,521	11,876
Noncontrolling interests	143	149
Total Equity	**11,664**	**12,025**
Total Liabilities and Equity	**$ 30,015**	**$ 30,116**
Shares of common stock issued	1,238,696	1,352,849
Treasury stock	(14,924)	(15,508)
Shares of common stock outstanding	**1,223,772**	**1,337,341**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 1,223	$ 1,328	$ 637
Adjustments required to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	1,301	1,251	1,097
Provision for receivables	127	154	180
Provision for inventory	30	39	31
Deferred tax expense (benefit)	96	203	(2)
Undistributed equity in net income of unconsolidated affiliates	(90)	(86)	(37)
Stock-based compensation	125	123	123
Restructuring and asset impairment charges	153	33	483
Payments for restructurings	(144)	(218)	(213)
Contributions to defined benefit pension plans	(364)	(426)	(237)
Increase in accounts receivable and billed portion of finance receivables	(776)	(296)	(118)
Collections of deferred proceeds from sales of receivables	470	380	218
Increase in inventories	–	(124)	(151)
Increase in equipment on operating leases	(276)	(298)	(288)
Decrease in finance receivables	947	90	129
Increase in other current and long-term assets	(265)	(249)	(98)
Increase in accounts payable and accrued compensation	120	82	615
Decrease in other current and long-term liabilities	(71)	(22)	(9)
Net change in income tax assets and liabilities	42	89	229
Net change in derivative assets and liabilities	11	39	85
Other operating, net	(79)	(131)	52
Net cash provided by operating activities	2,580	1,961	2,726
Cash Flows from Investing Activities:			
Cost of additions to land, buildings and equipment	(388)	(338)	(355)
Proceeds from sales of land, buildings and equipment	9	28	52
Cost of additions to internal use software	(125)	(163)	(164)
Acquisitions, net of cash acquired	(276)	(212)	(1,734)
Other investing, net	19	10	23
Net cash used in investing activities	(761)	(675)	(2,178)
Cash Flows from Financing Activities:			
Net (payments) proceeds on debt	(108)	49	(3,056)
Payment of liability to subsidiary trust issuing preferred securities	–	(670)	–
Common stock dividends	(231)	(241)	(215)
Preferred stock dividends	(24)	(24)	(15)
Proceeds from issuances of common stock	44	44	183
Excess tax benefits from stock-based compensation	10	6	24
Payments to acquire treasury stock, including fees	(1,052)	(701)	–
Repurchases related to stock-based compensation	(42)	(27)	(15)
Distributions to noncontrolling interests	(69)	(22)	(22)
Net cash used in financing activities	(1,472)	(1,586)	(3,116)
Effect of exchange rate changes on cash and cash equivalents	(3)	(9)	(20)
Increase (decrease) in cash and cash equivalents	344	(309)	(2,588)
Cash and cash equivalents at beginning of year	902	1,211	3,799
Cash and Cash Equivalents at End of Year	**$ 1,246**	**$ 902**	**$ 1,211**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(in millions)	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	AOCL[3]	Xerox Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at December 31, 2009	**$ 871**	**$ 2,493**	**$ –**	**$ 5,674**	**$ (1,988)**	**$ 7,050**	**$ 141**	**$ 7,191**
Comprehensive income	–	–	–	606	–	606	31	637
ACS acquisition	490	3,825	–	–	–	4,315	–	4,315
Cash dividends declared-common stock [1]	–	–	–	(243)	–	(243)	–	(243)
Cash dividends declared-preferred stock [2]	–	–	–	(21)	–	(21)	–	(21)
Stock option and incentive plans, net	37	262	–	–	–	299	–	299
Distributions to noncontrolling interests	–	–	–	–	–	–	(19)	(19)
Balance at December 31, 2010	**$ 1,398**	**$ 6,580**	**$ –**	**$ 6,016**	**$ (1,988)**	**$ 12,006**	**$ 153**	**$12,159**
Comprehensive income	–	–	–	1,295	(728)	567	32	599
Cash dividends declared-common stock [1]	–	–	–	(241)	–	(241)	–	(241)
Cash dividends declared-preferred stock [2]	–	–	–	(24)	–	(24)	–	(24)
Contribution of common stock to U.S. pension plan	17	113	–	–	–	130	–	130
Stock option and incentive plans, net	11	128	–	–	–	139	–	139
Payments to acquire treasury stock, including fees	–	–	(701)	–	–	(701)	–	(701)
Cancellation of treasury stock	(73)	(504)	577	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–	–	(36)	(36)
Balance at December 31, 2011	**$ 1,353**	**$ 6,317**	**$ (124)**	**$ 7,046**	**$ (2,716)**	**$ 11,876**	**$ 149**	**$12,025**
Comprehensive income	–	–	–	1,195	(511)	684	28	712
Cash dividends declared-common stock [1]	–	–	–	(226)	–	(226)	–	(226)
Cash dividends declared-preferred stock [2]	–	–	–	(24)	–	(24)	–	(24)
Contribution of common stock to U.S. pension plan	15	115	–	–	–	130	–	130
Stock option and incentive plans, net	18	115	–	–	–	133	–	133
Payments to acquire treasury stock, including fees	–	–	(1,052)	–	–	(1,052)	–	(1,052)
Cancellation of treasury stock	(147)	(925)	1,072	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–	–	(34)	(34)
Balance at December 31, 2012	**$ 1,239**	**$ 5,622**	**$ (104)**	**$ 7,991**	**$ (3,227)**	**$ 11,521**	**$ 143**	**$11,664**

[1] Cash dividends declared on common stock of $0.0425 in each of the four quarters in 2012, 2011 and 2010.
[2] Cash dividends declared on preferred stock of $12.22 per share in the first quarter of 2010 and $20 per share in each quarter thereafter in 2010, 2011 and 2012.
[3] AOCL – Accumulated other comprehensive loss.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(in millions, except per-share data and where otherwise noted)

Note 1 – Summary of Significant Accounting Policies

References herein to "we," "us," "our," the "Company" and "Xerox" refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation

We are a $22.4 billion global enterprise for business process and document management. We offer business process outsourcing and IT outsourcing services, including data processing, healthcare solutions, human resource benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide. The Company also provides extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Xerox Corporation and all of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) are accounted for using the equity method of accounting. Operating results of acquired businesses are included in the Consolidated Statements of Income from the date of acquisition.

We consolidate variable interest entities if we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are determined to be the primary beneficiary are included in the Consolidated Statements of Income from the date such determination is made.

For convenience and ease of reference, we refer to the financial statement caption "Income before Income Taxes and Equity Income" as "pre-tax income" throughout the Notes to the Consolidated Financial Statements.

Use of Estimates

The preparation of our Consolidated Financial Statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

The following table summarizes certain significant costs and expenses that require management estimates for the three years ended December 31, 2012:

	Year Ended December 31,		
Expense/(Income)	2012	2011	2010
Provision for restructuring and asset impairments	$ 153	$ 33	$ 483
Provision for receivables	127	154	180
Provisions for litigation and regulatory matters	(1)	11	(4)
Provisions for obsolete and excess inventory	30	39	31
Provision for product warranty liability	29	30	33
Depreciation and obsolescence of equipment on operating leases	279	294	313
Depreciation of buildings and equipment	452	405	379
Amortization of internal use software	116	91	70
Amortization of product software	19	11	7
Amortization of acquired intangible assets	328	401	316
Amortization of customer contract costs	107	49	12
Defined pension benefits – net periodic benefit cost [(1)]	300	177	304
Retiree health benefits – net periodic benefit cost	11	14	32
Income tax expense	277	386	256

[(1)] 2011 includes $107 pre-tax curtailment gain – refer to Note 15 – Employee Benefit Plans for additional information.

Changes in Estimates

In the ordinary course of accounting for the items discussed above, we make changes in estimates as appropriate and as we become aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operation.

New Accounting Standards and Accounting Changes

Except for the Accounting Standard Updates ("ASUs") discussed below, the new ASUs issued by the FASB during the last two years did not have any significant impact on the Company.

Goodwill:

In September 2011, the FASB issued **ASU No. 2011-08**, Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment, which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that a potential exposure exists, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. We adopted ASU 2011-08 in 2011. The adoption of this update did not have a material effect on our financial condition or results of operations. See "Goodwill and Other Intangible Assets" below for additional information.

Presentation of Comprehensive Income:

In June 2011, the FASB issued **ASU 2011-05,** Comprehensive Income (Topic 220) – Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the Statement of Shareholders' Equity. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share.

We adopted ASU 2011-05 effective for our fiscal year ending December 31, 2011 and have retrospectively applied the new presentation of comprehensive income to 2010. We elected to present comprehensive income in two separate but consecutive statements. Note 20 – Other Comprehensive Income provides details regarding the gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and the related tax effects. Other than the change in presentation and disclosure, the update did not have an impact on our financial condition or results of operations.

In February 2013, the FASB issued **ASU No. 2013-02**, Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide additional information about the amounts reclassified out of Accumulated Other Comprehensive Income by component. This update is effective for us beginning January 1, 2013.

Fair Value Accounting:

In May 2011, the FASB issued **ASU 2011-04**, which amended Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10) to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This update changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for level 3 fair value measurements. We adopted this update prospectively effective for our fiscal year beginning January 1, 2012. This update did not have a material effect on financial condition or results of operations.

Balance Sheet Offsetting:

In December 2011, the FASB issued **ASU 2011-11**, Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the Balance Sheet and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of its financial statements to understand the effects of offsetting and related arrangements on its financial position. This update is effective for our fiscal year beginning January 1, 2013 and must be applied retrospectively. In January 2013, the FASB issued **ASU 2013-01** which limited the scope of this guidance to derivatives, repurchase type agreements and securities borrowing and lending transactions. The principal impact from this update will be to expand disclosures regarding our financial instruments. We currently report our derivative assets and liabilities on a gross basis in the Balance Sheet even in those instances where offsetting may be allowed under a master netting agreement.

Summary of Accounting Policies

Revenue Recognition

We generate revenue through services, the sale and rental of equipment, supplies and income associated with the financing of our equipment sales. Revenue is recognized when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until equipment has been shipped or services have been provided to the customer, risk of loss has transferred to the customer and either customer acceptance has been obtained, customer acceptance provisions have lapsed or the company has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. More specifically, revenue related to services and sales of our products is recognized as follows:

Equipment-Related Revenues

Equipment: Revenues from the sale of equipment, including those from sales-type leases, are recognized at the time of sale or at the inception of the lease, as appropriate. For equipment sales that require us to install the product at the customer location, revenue is recognized when the equipment has been delivered and installed at the customer location. Sales of customer-installable products are recognized upon shipment or receipt by the customer according to the customer's shipping terms. Revenues from equipment under other leases and similar arrangements are accounted for by the operating lease method and are recognized as earned over the lease term, which is generally on a straight-line basis.

Technical Services: Technical service revenues are derived primarily from maintenance contracts on the equipment sold to our customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, other than the product warranty obligations associated with certain of our low end products, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs.

Bundled Lease Arrangements: We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price-per-page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make ("fixed payments") over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded ("contingent payments"). In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract. Revenues under bundled arrangements are allocated considering the relative selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment, financing, maintenance and other executory costs, while non-lease deliverables generally consist of the supplies and non-maintenance services. The allocation for the lease deliverables begins by allocating revenues to the maintenance and other executory costs plus a profit thereon. These elements are generally recognized over the term of the lease as service revenue. The remaining amounts are allocated to the equipment and financing elements which are subjected to the accounting estimates noted below under "Leases."

Our pricing interest rates, which are used in determining customer payments in a bundled lease arrangement, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer's credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates have generally been adjusted if the rates vary by 25 basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Sales to distributors and resellers: We utilize distributors and resellers to sell many of our technology products to end-user customers. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. However, revenue is only recognized when the distributor or reseller has economic substance apart from the company, the sales price is not contingent upon resale or payment by the end user customer and we have no further obligations related to bringing about the resale, delivery or installation of the product.

Distributors and resellers participate in various rebate, price-protection, cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. Similarly, we account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

In certain instances, we may provide lease financing to end-user customers who purchased equipment we sold to distributors or resellers. We compete with other third-party leasing companies with respect to the lease financing provided to these end-user customers.

Supplies: Supplies revenue is generally recognized upon shipment or utilization by customers in accordance with the sales contract terms.

Software: Most of our equipment has both software and non-software components that function together to deliver the equipment's essential functionality and therefore they are accounted for together as part of equipment sales revenues. Software accessories sold in connection with our equipment sales, as well as free-standing software sales are accounted for as separate deliverables or elements. In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service, as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence ("VSOE") of fair value. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

Leases: As noted above, equipment may be placed with customers under bundled lease arrangements. The two primary accounting provisions which we use to classify transactions as sales-type or operating leases are: (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease.

We consider the economic life of most of our products to be five years, since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

With respect to fair value, we perform an analysis of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for our leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for us to determine that such lease prices are indicative of fair value.

Financing: Finance income attributable to sales-type leases, direct financing leases and installment loans is recognized on the accrual basis using the effective interest method.

Services-Related Revenue

Outsourcing: Revenues associated with outsourcing services are generally recognized as services are rendered, which is generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the customer, generally at the contractual selling prices of resources consumed or capacity utilized by our customers. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices as work is completed and accepted by the customer. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues on certain fixed price contracts where we provide system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using the percentage-of-completion accounting methodology. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

In connection with our services arrangements, we incur and capitalize costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. Certain initial direct costs of an arrangement are capitalized and amortized over the contractual service period of the arrangement to cost of services.

From time to time, we also provide inducements to customers in various forms, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. Customer-related deferred set-up/transition and inducement costs were $356 and $294 at December 31, 2012 and 2011, respectively, and the balance at December 31, 2012 is expected to be amortized over a weighted average period of approximately seven years. Amortization expense associated with customer-related contract costs at December 31, 2012 is expected to be approximately $103 in 2013.

Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract if an asset is contract specific.

Our outsourcing services contracts may also include the sale of equipment and software. In these instances we follow the policies noted above under Equipment-related Revenue.

Other Revenue Recognition Policies

Multiple Element Arrangements: As described above, we enter into the following revenue arrangements that may consist of multiple deliverables:

- Bundled lease arrangements, which typically include both lease deliverables and non-lease deliverables as described above.
- Contracts for multiple types of outsourcing services, as well as professional and value-added services. For instance, we may contract for an implementation or development project and also provide services to operate the system over a period of time; or we may contract to scan, manage and store customer documents.

In substantially all of our multiple element arrangements, we are able to separate the deliverables since we normally will meet both of the following criteria:

- The delivered item(s) has value to the customer on a stand-alone basis; and
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is primarily determined based on VSOE or third-party evidence ("TPE") of the selling price. The above noted revenue policies are then applied to each separated deliverable, as applicable.

Revenue-based taxes: We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The primary revenue-based taxes are sales tax and value-added tax ("VAT").

Other Significant Accounting Policies

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in Cost of sales in the Consolidated Statements of Income.

Research, Development and Engineering ("RD&E")

Research, development and engineering costs are expensed as incurred. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Sustaining engineering costs were $110, $108 and $128 in 2012, 2011 and 2010, respectively. Refer to Management's Discussion and Analysis, RD&E section for additional information regarding RD&E expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, including money market funds, and investments with original maturities of three months or less.

Receivable Sales

We regularly sell certain portions of our receivable portfolios. Gains or losses on the sale of receivables depend, in part, on both (a) the cash proceeds and (b) the net non-cash proceeds received or paid. When we sell receivables we normally receive beneficial interests in the transferred receivables from the purchasers as part of the proceeds. We refer to these beneficial interests as a deferred purchase price. The beneficial interests obtained are initially measured at their fair value. We generally estimate fair value based on the present value of expected future cash flows, which are calculated using management's best estimates of the key assumptions including credit losses, prepayment rate and discount rates commensurate with the risks involved. Refer to Note 4 – Accounts Receivable, Net and Note 5 – Finance Receivables, Net for more details on our receivable sales.

Inventories

Inventories are carried at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value, which normally are not significant. We regularly review inventory quantities and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, production requirements and servicing commitments. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. The provision for excess and/or obsolete raw materials and equipment inventories is based primarily on near term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Land, Buildings and Equipment and Equipment on Operating Leases

Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated salvage value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 6 – Inventories and Equipment on Operating Leases, Net and Note 7 – Land, Buildings, Equipment and Software, Net for further discussion.

Software – Internal Use and Product

We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented ("Internal Use Software"). Costs incurred for upgrades and enhancements that will not result in additional functionality are expensed as incurred. Amounts expended for Internal Use Software are included in Cash Flows from Investing.

We also capitalize certain costs related to the development of software solutions to be sold to our customers upon reaching technological feasibility ("Product Software"). These costs are amortized based on estimated future revenues over the estimated economic life of the software. Amounts expended for Product Software are included in Cash Flows from Operations. We perform periodic reviews to ensure that unamortized Product Software costs remain recoverable from estimated future operating profits (net realizable value or NRV). Costs to support or service licensed software are charged to costs of services as incurred.

Refer to Note 7 – Land, Buildings, Equipment and Software, Net for further information.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of acquired net assets in a business combination, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (a "component") if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

When testing goodwill for impairment, we may assess qualitative factors for some or all of our reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this qualitative assessment for some or all of our reporting units and perform a detailed quantitative test of impairment (Step 1). If we perform the detailed quantitative impairment test and the carrying amount of the reporting unit exceeds its fair value, we would perform an analysis (Step 2) to measure such impairment. In 2012, we elected to proceed to the quantitative assessment of the recoverability of our goodwill balances for each of our reporting units in performing our annual impairment test. Based on our quantitative assessments, we concluded that the fair values of each of our reporting units exceeded their carrying values and no impairments were identified.

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carrying value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. We believe that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company.

Refer to Note 9 – Goodwill and Intangible Assets, Net for further information.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, including buildings, equipment, internal use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows.

Pension and Post-Retirement Benefit Obligations

We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Retiree health benefit plans cover U.S. and Canadian employees for retiree medical costs. We employ a delayed recognition feature in measuring the costs of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized as components of net periodic benefit cost, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified but not recognized as components of net periodic benefit cost, are recognized in Accumulated Other Comprehensive Loss, net of tax.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and retiree health benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Actual returns on plan assets are not immediately recognized in our income statement due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return on the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

For purposes of determining the expected return on plan assets, we utilize a market-related value approach in determining the value of the pension plan assets, rather than a fair market value approach. The primary difference between the two methods relates to systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is applied to the market-related asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The market-related value approach reduces the volatility in net periodic pension cost that would result from using the fair market value approach.

The discount rate is used to present value our future anticipated benefit obligations. The discount rate reflects the current rate at which benefit liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating our discount rate, we consider rates of return on high-quality fixed-income investments adjusted to eliminate the effects of call provisions, as well as the expected timing of pension and other benefit payments.

Each year, the difference between the actual return on plan assets and the expected return on plan assets, as well as increases or decreases in the benefit obligation as a result of changes in the discount rate and other actuarial assumptions, are added to or subtracted from any cumulative actuarial gain or loss from prior years. This amount is the net actuarial gain or loss recognized in Accumulated other comprehensive loss. We amortize net actuarial gains and losses as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss (excluding asset gains or losses that have not been recognized in market-related value) exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets (the "corridor" method). This determination is made on a plan-by-plan basis. If amortization is required for a particular plan, we amortize the applicable net gain or loss in excess of the 10% threshold on a straight-line basis in net periodic pension cost over the remaining service period of the employees participating in that pension plan. In plans where substantially all participants are inactive, the amortization period for the excess is the average remaining life expectancy of the plan participants.

Our primary domestic plans allow participants the option of settling their vested benefits through either the receipt of a lump-sum payment or the purchase of a non-participating annuity contract with an insurance company. Under either option the participant's vested benefit is considered fully settled upon payment of the lump-sum or the purchase of the annuity. We have elected to apply settlement accounting and therefore we recognize the losses associated with settlements in this plan immediately upon the settlement of the vested benefits. Settlement accounting requires us to recognize a pro rata portion of the aggregate unamortized net actuarial losses upon settlement. The pro rata factor is computed as the percentage reduction in the projected benefit obligation due to the settlement of the participant's vested benefit.

Refer to Note 15 – Employee Benefit Plans for further information regarding our Pension and Post-Retirement Benefit Obligations.

Foreign Currency Translation and Re-measurement

The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss.

The U.S. Dollar is used as the functional currency for certain foreign subsidiaries that conduct their business in U.S. Dollars. A combination of current and historical exchange rates is used in re-measuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are recorded in Currency (gains) and losses within Other expenses, net together with other foreign currency remeasurments.

Note 2 – Segment Reporting

Our reportable segments are aligned with how we manage the business and view the markets we serve. We report our financial performance based on the following two primary reportable segments – **Services and Document Technology.** Our Services segment operations involve delivery of a broad range of services including business process, document and IT outsourcing. Our Document Technology segment includes the sale and support of a broad range of document systems from entry level to high-end.

The **Services** segment is comprised of three outsourcing service offerings:

- Business Process Outsourcing ("BPO")
- Document Outsourcing (which includes Managed Print Services) ("DO")
- Information Technology Outsourcing ("ITO")

Business process outsourcing services include service arrangements where we manage a customer's business activity or process. Document outsourcing services include service arrangements that allow customers to streamline, simplify and digitize their document-intensive business processes through automation and deployment of software applications and tools and the management of their printing needs. Document outsourcing also includes revenues from our partner print services offerings. Information technology outsourcing services include service arrangements where we manage a customer's IT-related activities, such as application management and application development, data center operations or testing and quality assurance.

Our **Document Technology** segment is centered on strategic product groups, which share common technology, manufacturing and product platforms. This segment includes the sale of document systems and supplies, technical services and product financing. Our products range from:

- **Entry,** which includes A4 devices and desktop printers; to
- **Mid-range,** which includes A3 devices that generally serve workgroup environments in mid to large enterprises and includes products that fall into the following market categories: Color 41+ ppm priced at less than $100K and Light Production 91+ ppm priced at less than $100K; to
- **High-end,** which includes production printing and publishing systems that generally serve the graphic communications marketplace and large enterprises.

The segment classified as **Other** includes several units, none of which meet the thresholds for separate segment reporting. This group primarily includes Global Paper and Supplies Distribution Group (predominantly paper sales), licensing revenues, GIS network integration solutions and electronic presentation systems and non-allocated Corporate items including non-financing interest, as well as other items included in Other expenses, net.

Selected financial information for our Operating segments was as follows:

	Years Ended December 31,			
	Services	Document Technology	Other	Total
2012 [1]				
Revenue	$ 11,453	$ 8,951	$ 1,389	$ 21,793
Finance income	75	511	11	597
Total Segment Revenue	**$ 11,528**	**$ 9,462**	**$ 1,400**	**$ 22,390**
Interest expense	22	172	234	428
Segment profit (loss) [2]	1,173	1,065	(241)	1,997
Equity in net income of unconsolidated affiliates	30	122	–	152
2011 [1]				
Revenue	$ 10,754	$ 9,722	$ 1,518	$ 21,994
Finance income	83	537	12	632
Total Segment Revenue	**$ 10,837**	**$ 10,259**	**$ 1,530**	**$ 22,626**
Interest expense	$ 25	$ 202	$ 251	$ 478
Segment profit (loss) [2]	1,207	1,140	(255)	2,092
Equity in net income of unconsolidated affiliates	31	118	–	149
2010 [1]				
Revenue	$ 9,548	$ 9,790	$ 1,635	$ 20,973
Finance income	89	559	12	660
Total Segment Revenue	**$ 9,637**	**$ 10,349**	**$ 1,647**	**$ 21,633**
Interest expense	$ 28	$ 212	$ 352	$ 592
Segment profit (loss) [2]	1,132	1,085	(342)	1,875
Equity in net income of unconsolidated affiliates	16	62	–	78

[1] Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.

[2] Depreciation and amortization expense, which is recorded in Cost of Sales, Services, RD&E and SAG are included in segment profit above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

(in millions, except per-share data and where otherwise noted)

The following is a reconciliation of segment profit to pre-tax income:

Segment Profit Reconciliation to Pre-tax Income	Years Ended December 31, 2012	2011	2010
Total Segment Profit	$ 1,997	$ 2,092	$ 1,875
Reconciling items:			
Restructuring and asset impairment charges	(153)	(33)	(483)
Restructuring charges of Fuji Xerox	(16)	(19)	(38)
Acquisition-related costs	–	–	(77)
Amortization of intangible assets	(328)	(398)	(312)
Venezuelan devaluation costs	–	–	(21)
ACS shareholders' litigation settlement	–	–	(36)
Loss on early extinguishment of liability and debt	–	(33)	(15)
Equity in net income of unconsolidated affiliates	(152)	(149)	(78)
Curtailment gain	–	107	–
Other	–	(2)	–
Pre-tax Income	$ 1,348	$ 1,565	$ 815

Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows for the three years ended December 31, 2012:

	Revenues 2012	Revenues 2011	Revenues 2010	Long-Lived Assets [1] 2012	Long-Lived Assets [1] 2011	Long-Lived Assets [1] 2010
United States	$ 14,701	$ 14,493	$ 13,801	$ 1,966	$ 1,894	$ 1,764
Europe	5,111	5,557	5,332	784	776	741
Other areas	2,578	2,576	2,500	262	276	309
Total Revenues and Long-Lived Assets	$ 22,390	$ 22,626	$ 21,633	$ 3,012	$ 2,946	$ 2,814

[1] Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) product software, net.

Note 3 – Acquisitions

2012 Acquisitions

In July 2012, we acquired **Wireless Data Services, Ltd. ("WDS")**, a provider of technical support, knowledge management and related consulting to the world's largest wireless telecommunication brands for approximately $95 (£60 million) in cash. Based in the U.K., WDS's expertise in the telecommunications industry strengthens our broad portfolio of customer care solutions.

In February 2012, we acquired **R.K. Dixon**, a leading provider of IT services, copiers, printers and managed print services for approximately $58 in cash. The acquisition furthers our coverage of central Illinois and eastern Iowa, building on our strategy to create a nationwide network of locally-based companies focused on customers' needs to improve performance through efficiencies.

Our Document Technology segment also acquired three additional businesses in 2012 for a total of $62 in cash as part of our strategy of increasing our U.S. distribution network primarily for small and mid-size businesses. Our Services segment acquired four additional businesses in 2012 for a total of $61 in cash, primarily related to customer care and software to support our BPO service offerings.

2012 Summary

All of our 2012 acquisitions reflected 100% ownership of the acquired companies. The operating results of the acquisitions described above are not material to our financial statements and are included within our results from the respective acquisition dates. WDS is included within our Services segment while the acquisition of R.K. Dixon is included within our Document Technology segment. Our 2012 acquisitions contributed aggregate revenues of approximately $162 to our 2012 total revenues from their respective acquisition dates. The purchase prices for all acquisitions were primarily allocated to intangible assets and goodwill based on third-party valuations and management's estimates.
The primary elements that generated the goodwill are the value of synergies and the acquired assembled workforce. Approximately 50% of the goodwill recorded in 2012 is expected to be deductible for tax purposes. Refer to Note 9 – Goodwill and Intangible Assets, Net for additional information.

The following table summarizes the purchase price allocations for our 2012 acquisitions as of the acquisition dates:

	Weighted-Average Life (Years)	Total 2012 Acquisitions
Accounts/finance receivables		$ 51
Intangible assets:		
Customer relationships	8	40
Trademarks	19	22
Non-compete agreements	4	5
Software	5	10
Goodwill		184
Other assets		29
Total Assets Acquired		341
Liabilities assumed		(65)
Total Purchase Price		**$ 276**

2011 and 2010 Acquisitions

In December 2011, we acquired the Merizon Group Inc. which operates **MBM**, formerly known as Modern Business Machines, a Wisconsin-based office products distributor for approximately $42 net of cash acquired. The acquisition furthers our strategy of creating a nationwide network of locally-based companies focused on improving document workflow and office efficiency.

In November 2011, we acquired **The Breakaway Group ("Breakaway")**, a cloud-based service provider that helps healthcare professionals accelerate their adoption of an electronic medical records ("EMR") system, for approximately $18 net of cash acquired. We are also obligated to pay the sellers up to an additional $25 if certain future performance targets are achieved, of which $18 was recorded as of the acquisition date representing the estimated fair value of this obligation for a total acquisition fair value of $36. The Denver-based firm's technology allows caregivers to practice using an EMR system without jeopardizing actual patient data. This acquisition adds to our offering of services that help healthcare professionals use the EMR system for clinical benefit.

In September 2011, we acquired the net assets related to the **U.S. operations of Symcor Inc.** ("Symcor"). In connection with the acquisition, we assumed and took over the operational responsibility

(in millions, except per-share data and where otherwise noted)

for the customer contracts related to this operation. We agreed to pay $17 for the acquired net assets and the seller agreed to pay us $52, which represented the fair value of the liabilities assumed for a net cash receipt of $35. The assumed liabilities primarily include customer contract liabilities representing the estimated fair value of the obligations associated with the assumed customer contracts. We are recognizing these liabilities over a weighted-average period of approximately two years consistent with the cash outflows from the contracts. Symcor specializes in outsourcing services for U.S. financial institutions and its offerings range from cash management services to statement and check processing.

In July 2011, we acquired **Education Sales and Marketing, LLC** ("ESM"), a leading provider of outsourced enrollment management and student loan default solutions, for approximately $43 net of cash acquired. The acquisition of ESM enables us to offer a broader range of services to assist post-secondary schools in attracting and retaining the most qualified students while reducing accreditation risk.

In April 2011, we acquired **Unamic/HCN B.V.**, the largest privately-owned customer care provider in the Benelux region in Western Europe, for approximately $55 net of cash acquired. Unamic/HCN's focus on the Dutch-speaking market expands our customer care capabilities in the Netherlands, Belgium, Turkey and Suriname.

In February 2011, we acquired **Concept Group, Ltd.** for $41 net of cash acquired. This acquisition expands our reach into the small and mid-size business market in the U.K. Concept Group has nine locations throughout the U.K. and provides document imaging solutions and technical services to more than 3,000 customers.

In October 2010, we acquired **TMS Health, LLC** ("TMS"), a U.S. based teleservices company that provides customer care services to the pharmaceutical, biotech and healthcare industries, for approximately $48 in cash. TMS enables us to improve communications among pharmaceutical companies, physicians, consumers and pharmacists. By providing customer education, product sales and marketing and clinical trial solutions, we augment the IT and BPO services we deliver to the healthcare and pharmaceutical industries.

In July 2010, we acquired **ExcellerateHRO, LLP** ("EHRO"), a global benefits administration and relocation services provider, for $125 net of cash acquired. EHRO established us as one of the world's largest pension plan administrators and as a leading provider of outsourced health and welfare and relocation services.

Our Document Technology segment also acquired seven additional businesses in 2011 and two additional businesses in 2010 for $21 and $50, respectively, in cash as part of our strategy of increasing our distribution network for small and mid-size businesses. Our Services segment acquired three additional businesses in 2011 and one additional business in 2010 for $25 and $12, respectively, in cash primarily related to software to support our BPO service offerings.

Summary – 2011 and 2010 Acquisitions

All of our 2011 and 2010 acquisitions reflected 100% ownership of the acquired companies. The operating results of the 2011 and 2010 acquisitions described above were not material to our financial statements and were included within our results from the respective acquisition dates. Breakaway, Symcor, ESM, Unamic/HCN, TMS and EHRO were included within our Services segment while the acquisitions of MBM and Concept Group were primarily included within our Document Technology segment. The purchase price for all acquisitions, except Symcor, was primarily allocated to intangible assets and goodwill based on third-party valuations and management's estimates. Refer to Note 9 – Goodwill and Intangible Assets, Net for additional information. Our 2011 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $397 and $177 to our 2012 and 2011 total revenues, respectively. Excluding ACS, our 2010 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $323, $318 and $140 to our 2012, 2011 and 2010 total revenues, respectively.

Contingent Consideration

In connection with certain acquisitions, we are obligated to make contingent payments if specified contractual performance targets are achieved. Contingent consideration obligations are recorded at their respective fair value. As of December 31, 2012, the maximum aggregate amount of outstanding contingent obligations to former owners of acquired entities was approximately $55, of which $32 was accrued representing the estimated fair value of this obligation.

Affiliated Computer Services, Inc. ("ACS")

In February 2010, we acquired ACS in a cash-and-stock transaction valued at approximately $6.5 billion. Each outstanding share of ACS common stock was converted into a combination of 4.935 shares of Xerox common stock and $18.60 in cash. We also issued convertible preferred stock with a fair value of $349 and stock options valued at $222. Refer to Note 18 – Preferred Stock and Note 19 – Shareholders' Equity for additional information regarding the issuance of preferred stock and stock options, respectively. In addition, we repaid $1.7 billion of ACS's debt and assumed an additional $0.6 billion of debt. The total aggregate purchase price was $8.8 billion.

The transaction was accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. The acquisition of ACS resulted in recognized Goodwill of $5.1 billion and Intangible assets of $3.0 billion. The operating results of ACS are included in our Services segment from February 6, 2010. Had we acquired ACS on January 1, 2010, full year 2010 revenues, net income and diluted EPS would have been $22,252, $592 and $0.41, respectively.

Note 4 – Accounts Receivable, Net

Accounts receivable, net were as follows:

	December 31,	
	2012	2011
Amounts billed or billable	$ 2,639	$ 2,307
Unbilled amounts	335	395
Allowance for doubtful accounts	(108)	(102)
Accounts Receivable, Net	**$ 2,866**	**$ 2,600**

Unbilled amounts include amounts associated with percentage-of-completion accounting and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at December 31, 2012 and 2011 were approximately $1,049 and $963, respectively.

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.

Accounts Receivable Sales Arrangements

Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S., Canada and several countries in Europe that enable us to sell certain accounts receivable without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days.

All of our arrangements involve the sale of our entire interest in groups of accounts receivable for cash. In most instances a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related receivables sold. Such holdbacks are not considered legal securities nor are they certificated. We report collections on such receivables as operating cash flows in the Consolidated Statements of Cash Flows because such receivables are the result of an operating activity and the associated interest rate risk is de minimis due to their short-term nature. Our risk of loss following the sales of accounts receivable is limited to the outstanding deferred purchase price receivable. These receivables are included in the caption "Other current assets" in the accompanying Consolidated Balance Sheets and were $116 and $97 at December 31, 2012 and 2011, respectively.

Under most of the agreements, we continue to service the sold accounts receivable. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material.

Of the accounts receivables sold and derecognized from our balance sheet, $766 and $815 remained uncollected as of December 31, 2012 and 2011, respectively. Accounts receivable sales were as follows:

	Year Ended December 31,		
	2012	2011	2010
Accounts receivable sales	$ 3,699	$ 3,218	$ 2,374
Deferred proceeds	639	386	307
Loss on sale of accounts receivables	21	20	15
Estimated (decrease) increase to operating cash flows [1]	(78)	133	106

[1] Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Note 5 – Finance Receivables, Net

Finance receivables include sales-type leases, direct financing leases and installment loans arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net were as follows:

	December 31,	
	2012	2011
Gross receivables	$ 6,290	$ 7,583
Unearned income	(809)	(1,027)
Subtotal	5,481	6,556
Residual values	2	7
Allowance for doubtful accounts	(170)	(201)
Finance Receivables, Net	**5,313**	**6,362**
Less: Billed portion of finance receivables, net	152	166
Less: Current portion of finance receivables not billed, net	1,836	2,165
Finance Receivables Due After One Year, Net	**$ 3,325**	**$ 4,031**

Contractual maturities of our gross finance receivables as of December 31, 2012 were as follows (including those already billed of $152):

2013	2014	2015	2016	2017	Thereafter	Total
$2,353	$1,753	$1,234	$680	$242	$28	$6,290

Sale of Finance Receivables

In 2012, we sold our entire interest in two separate portfolios of U.S. finance receivables from our Document Technology segment with a combined net carrying value of $682 (net of an allowance of $18) to a third-party financial institution for cash proceeds of $630 and beneficial interests from the purchaser of $101. The lease contracts, including associated service and supply elements, were initially sold

(in millions, except per-share data and where otherwise noted)

to wholly-owned consolidated bankruptcy-remote limited purpose subsidiaries which in turn sold the principal and interest portions of such contracts to the third-party financial institution (the "ultimate purchaser"). As of December 31, 2012, the net carrying value of the receivables sold and derecognized from our balance sheet was $647.

A pre-tax gain of $44 was recognized on these sales and is net of fees and expenses of approximately $5. The gain was reported in Finance income in Document Technology segment revenues. We continue to service the sold receivables for which we receive a 1% servicing fee. We have concluded that the 1% servicing fee (approximately $12 over the expected life of the associated receivables) is adequate compensation and, accordingly, no servicing asset or liability was recorded.

The beneficial interests represent our right to receive future cash flows from the sold receivables which exceed the ultimate purchaser's initial investment and associated return on that investment as well as the servicing fee. The beneficial interests were initially recognized at an estimate of fair value based on the present value of the expected future cash flows. The present value of the expected future cash flows was calculated using management's best estimate of key assumptions including credit losses, prepayment rates and an appropriate risk-adjusted discount rate (all unobservable Level 3 inputs) for which we utilized annualized rates of approximately 2.1%, 9.3% and 10.0%, respectively. These assumptions are supported by both our historical experience and anticipated trends relative to the particular portfolios of receivables sold. However, to assess the sensitivity on the fair value of the beneficial interests, we adjusted the credit loss rate, prepayment rate and discount rate assumptions individually by 10% and 20% while holding the other assumptions constant. Although the effect of multiple assumption changes was not considered in this analysis, a 10% or 20% adverse variation in any one of these three individual assumptions would each decrease the recorded beneficial interests by approximately $4 or less.

The ultimate purchaser has no recourse to our other assets for the failure of customers to pay principal and interest when due beyond our beneficial interests of which $35 and $68 is included in "Other current assets" and "Other long-term assets," respectively, in the accompanying Consolidated Balance Sheets at December 31, 2012. The beneficial interests are held by the bankruptcy-remote subsidiaries and therefore are not available to satisfy any of our creditor obligations. We will report collections on the beneficial interests as operating cash flows in the Consolidated Statements of Cash Flows because such beneficial interests are the result of an operating activity and the associated interest rate risk is de minimis considering their weighted average lives of less than 2 years.

Allowance for Credit Losses and Credit Quality

Our finance receivable portfolios are primarily in the U.S., Canada and Western Europe. We generally establish customer credit limits and estimate the allowance for credit losses on a country or geographic basis. We establish credit limits based upon an initial evaluation of the customer's credit quality and adjust that limit accordingly based upon ongoing credit assessments of the customer, including payment history and changes in credit quality.

The allowance for doubtful accounts and provision for credit losses represents an estimate of the losses expected to be incurred from the Company's finance receivable portfolio. The level of the allowance is determined on a collective basis by applying projected loss rates to our different portfolios by country, which represent our portfolio segments. This is the level at which we develop and document our methodology to determine the allowance for credit losses. This loss rate is primarily based upon historical loss experiences adjusted for judgments about the probable effects of relevant observable data including current economic conditions as well as delinquency trends, resolution rates, the aging of receivables, credit quality indicators and the financial health of specific customer classes or groups. The allowance for doubtful finance receivables is inherently more difficult to estimate than the allowance for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. We consider all available information in our quarterly assessments of the adequacy of the allowance for doubtful accounts. The identification of account-specific exposure is not a significant factor in establishing the allowance for doubtful finance receivables. Our policy and methodology used to establish our allowance for doubtful accounts has been consistently applied over all periods presented.

Since our allowance for doubtful finance receivables is determined by country, the risk characteristics in our finance receivable portfolio segments will generally be consistent with the risk factors associated with the economies of those countries/regions. Loss rates declined in both the U.S. and Canada reflecting the effects of improved collections in those countries during 2011 and 2012. Since Europe is comprised of various countries and regional economies, the risk profile within our European portfolio segment is somewhat more diversified due to the varying economic conditions among the countries. Charge-offs in Europe were flat in 2012 as compared to the prior year's, reflecting a stabilization of the credit issues noted in 2011. Loss rates peaked in 2011 as a result of the European economic challenges particularly for those countries in the southern region.

The following table is a rollforward of the allowance for doubtful finance receivables as well as the related investment in finance receivables:

Allowance for Credit Losses	United States	Canada	Europe	Other [3]	Total
Balance at December 31, 2010	**$ 91**	**$ 37**	**$ 81**	**$ 3**	**$ 212**
Provision	15	11	74	–	100
Charge-offs	(31)	(17)	(59)	(1)	(108)
Recoveries and other [1]	–	2	(5)	–	(3)
Balance at December 31, 2011	**75**	**33**	**91**	**2**	**201**
Provision	11	9	52	3	75
Charge-offs	(21)	(15)	(59)	(2)	(97)
Recoveries and other [1]	3	4	1	1	9
Sale of finance receivables	(18)	–	–	–	(18)
Balance at December 31, 2012	**$ 50**	**$ 31**	**$ 85**	**$ 4**	**$ 170**
Finance Receivables Collectively Evaluated for Impairment:					
December 31, 2011 [2]	$ 2,993	$ 825	$ 2,630	$ 108	$ 6,556
December 31, 2012 [2]	$ 2,012	$ 801	$ 2,474	$ 194	$ 5,481

(1) Includes the impacts of foreign currency translation and adjustments to reserves necessary to reflect events of non-payment such as customer accommodations and contract terminations.
(2) Total Finance receivables exclude residual values of $2 and $7 and the allowance for credit losses of $170 and $201 at December 31, 2012 and 2011, respectively.
(3) Includes developing market countries and smaller units.

In the U.S. and Canada, customers are further evaluated or segregated by class based on industry sector. The primary customer classes are Finance & Other Services; Government & Education; Graphic Arts; Industrial; Healthcare and Other. In Europe, customers are further grouped by class based on the country or region of the customer. The primary customer classes include the U.K./Ireland, France and the following European regions – Central, Nordic and Southern. These groupings or classes are used to understand the nature and extent of our exposure to credit risk arising from finance receivables.

We evaluate our customers based on the following credit quality indicators:

- **Investment grade:** This rating includes accounts with excellent to good business credit, asset quality and the capacity to meet financial obligations. These customers are less susceptible to adverse effects due to shifts in economic conditions or changes in circumstance. The rating generally equates to a Standard & Poors ("S&P") rating of BBB- or better. Loss rates in this category are normally minimal at less than 1%.
- **Non-investment grade:** This rating includes accounts with average credit risk that are more susceptible to loss in the event of adverse business or economic conditions. This rating generally equates to a BB S&P rating. Although we experience higher loss rates associated with this customer class, we believe the risk is somewhat mitigated by the fact that our leases are fairly well dispersed across a large and diverse customer base. In addition, the higher loss rates are largely offset by the higher rates of return we obtain with such leases. Loss rates in this category are generally in the range of 2% to 4%.
- **Substandard:** This rating includes accounts that have marginal credit risk such that the customer's ability to make repayment is impaired or may likely become impaired. We use numerous strategies to mitigate risk including higher rates of interest, prepayments, personal guarantees, etc. Accounts in this category include customers who were downgraded during the term of the lease from investment and non-investment grade evaluations when the lease was originated. Accordingly there is a distinct possibility for a loss of principal and interest or customer default. The loss rates in this category are around 10%.

(in millions, except per-share data and where otherwise noted)

Credit quality indicators are updated at least annually, and the credit quality of any given customer can change during the life of the portfolio. Details about our finance receivables portfolio based on industry and credit quality indicators are as follows:

	December 31, 2012			
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and other services	$ 252	$ 147	$ 59	$ 458
Government and education	750	15	4	769
Graphic arts	92	90	137	319
Industrial	115	31	17	163
Healthcare	109	37	14	160
Other	70	39	34	143
Total United States	**1,388**	**359**	**265**	**2,012**
Finance and other services	151	116	40	307
Government and education	117	10	2	129
Graphic arts	37	34	30	101
Industrial	66	40	29	135
Other	75	43	11	129
Total Canada	**446**	**243**	**112**	**801**
France	274	294	134	702
U.K./Ireland	215	155	50	420
Central [1]	315	445	56	816
Southern [2]	139	230	73	442
Nordics [3]	49	36	9	94
Total Europe	**992**	**1,160**	**322**	**2,474**
Other	**148**	**39**	**7**	**194**
Total	**$ 2,974**	**$ 1,801**	**$ 706**	**$ 5,481**

[1] Switzerland, Germany, Austria, Belgium and Holland.
[2] Italy, Greece, Spain and Portugal.
[3] Sweden, Norway, Denmark and Finland.

	December 31, 2011			
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and other services	$ 349	$ 380	$ 160	$ 889
Government and education	821	20	4	845
Graphic arts	126	200	172	498
Industrial	180	83	32	295
Healthcare	130	42	28	200
Other	97	93	76	266
Total United States	**1,703**	**818**	**472**	**2,993**
Finance and other services	153	118	51	322
Government and education	121	9	4	134
Graphic arts	36	39	35	110
Industrial	56	41	34	131
Other	74	42	12	128
Total Canada	**440**	**249**	**136**	**825**
France	246	354	92	692
U.K./Ireland	201	162	54	417
Central [(1)]	330	494	57	881
Southern [(2)]	219	256	63	538
Nordics [(3)]	60	39	3	102
Total Europe	**1,056**	**1,305**	**269**	**2,630**
Other	**75**	**26**	**7**	**108**
Total	**$ 3,274**	**$ 2,398**	**$ 884**	**$ 6,556**

[(1)] Switzerland, Germany, Austria, Belgium and Holland.
[(2)] Italy, Greece, Spain and Portugal.
[(3)] Sweden, Norway, Denmark and Finland.

(in millions, except per-share data and where otherwise noted)

The aging of our receivables portfolio is based upon the number of days an invoice is past due. Receivables that are more than 90 days past due are considered delinquent. Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed and is generally based on individual credit evaluations, results of collection efforts and specific circumstances of the customer. Subsequent recoveries, if any, are credited to the allowance.

We generally continue to maintain equipment on lease and provide services to customers that have invoices for finance receivables that are 90 days or more past due and, as a result of the bundled nature of billings, we also continue to accrue interest on those receivables. However, interest revenue for such billings is only recognized if collectability is deemed reasonably assured. The aging of our billed finance receivables is as follows:

	December 31, 2012						
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and other services	$ 12	$ 3	$ 2	$ 17	$ 441	$ 458	$ 18
Government and education	21	5	3	29	740	769	42
Graphic arts	16	1	1	18	301	319	12
Industrial	5	2	1	8	155	163	6
Healthcare	6	2	1	9	151	160	9
Other	5	1	1	7	136	143	6
Total United States	**65**	**14**	**9**	**88**	**1,924**	**2,012**	**93**
Canada	**2**	**3**	**2**	**7**	**794**	**801**	**30**
France	–	5	1	6	696	702	22
U.K./Ireland	2	–	2	4	416	420	2
Central [(1)]	3	2	4	9	807	816	30
Southern [(2)]	20	8	14	42	400	442	72
Nordics [(3)]	1	–	–	1	93	94	–
Total Europe	**26**	**15**	**21**	**62**	**2,412**	**2,474**	**126**
Other	**2**	**1**	**–**	**3**	**191**	**194**	**–**
Total	**$ 95**	**$ 33**	**$ 32**	**$ 160**	**$ 5,321**	**$ 5,481**	**$ 249**

(1) Switzerland, Germany, Austria, Belgium and Holland.
(2) Italy, Greece, Spain and Portugal.
(3) Sweden, Norway, Denmark and Finland.

	December 31, 2011						
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and other services	$ 18	$ 4	$ 1	$ 23	$ 866	$ 889	$ 15
Government and education	21	5	2	28	817	845	29
Graphic arts	16	2	1	19	479	498	7
Industrial	7	2	1	10	285	295	6
Healthcare	5	2	–	7	193	200	5
Other	8	1	–	9	257	266	4
Total United States	**75**	**16**	**5**	**96**	**2,897**	**2,993**	**66**
Canada	**3**	**2**	**1**	**6**	**819**	**825**	**27**
France	1	1	1	3	689	692	16
U.K./Ireland	3	2	3	8	409	417	4
Central [(1)]	7	2	3	12	869	881	46
Southern [(2)]	31	4	13	48	490	538	82
Nordics [(3)]	1	–	–	1	101	102	–
Total Europe	**43**	**9**	**20**	**72**	**2,558**	**2,630**	**148**
Other	**2**	**1**	**–**	**3**	**105**	**108**	**–**
Total	**$ 123**	**$ 28**	**$ 26**	**$ 177**	**$ 6,379**	**$ 6,556**	**$ 241**

[(1)] Switzerland, Germany, Austria, Belgium and Holland.
[(2)] Italy, Greece, Spain and Portugal.
[(3)] Sweden, Norway, Denmark and Finland.

(in millions, except per-share data and where otherwise noted)

Note 6 – Inventories and Equipment on Operating Leases, Net

The following is a summary of Inventories by major category:

	December 31,	
	2012	2011
Finished goods	$ 844	$ 866
Work-in-process	61	58
Raw materials	106	97
Total Inventories	**$ 1,011**	**$ 1,021**

The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $30, $39 and $31 in inventory write-down charges for the years ended December 31, 2012, 2011 and 2010, respectively.

Equipment on operating leases and the related accumulated depreciation were as follows:

	December 31,	
	2012	2011
Equipment on operating leases	$ 1,533	$ 1,556
Accumulated depreciation	(998)	(1,023)
Equipment on Operating Leases, Net	**$ 535**	**$ 533**

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $279, $294 and $313 for the years ended December 31, 2012, 2011 and 2010, respectively. Our equipment operating lease terms vary, generally from one to three years. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2013	2014	2015	2016	2017	Thereafter
$397	$285	$177	$103	$46	$15

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2012, 2011 and 2010 amounted to $158, $154 and $133, respectively.

Note 7 – Land, Buildings, Equipment and Software, Net

Land, buildings and equipment, net were as follows:

	Estimated	December 31,	
	Useful Lives (Years)	2012	2011
Land		$ 61	$ 60
Buildings and building equipment	25 to 50	1,135	1,121
Leasehold improvements	Varies	506	461
Plant machinery	5 to 12	1,571	1,557
Office furniture and equipment	3 to 15	1,681	1,470
Other	4 to 20	83	99
Construction in progress		74	93
Subtotal		5,111	4,861
Accumulated depreciation		(3,555)	(3,249)
Land, Buildings and Equipment, Net		**$ 1,556**	**$ 1,612**

Depreciation expense and operating lease rent expense were as follows:

	Year Ended December 31,		
	2012	2011	2010
Depreciation expense	$ 452	$ 405	$ 379
Operating lease rent expense [1]	646	681	632

[1] We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Capital leased assets were less than $80 at December 31, 2012 and 2011, respectively.

Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2012 were as follows:

2013	2014	2015	2016	2017	Thereafter
$636	$425	$265	$157	$74	$83

Internal Use and Product Software

	Year Ended December 31,		
Additions to:	2012	2011	2010
Internal use software	$ 125	$ 163	$ 164
Product software	107	108	70

	December 31,	
Capitalized costs, net:	2012	2011
Internal use software	$ 577	$ 545
Product software	344	256

Useful lives of our internal use and product software generally vary from three to ten years. Included within product software is approximately $200 of capitalized costs associated with a software system developed for use in certain of our government services businesses.

Our 2012 impairment review indicated these costs will be recoverable from estimated future operating profits. However, since the review indicated that the excess of estimated future operating profits over capitalized costs was less than 5%; in 2013 we will continue to closely monitor any significant changes in the estimated future revenues or margins from current or potential customers. Beginning in 2013, the costs associated with this software system will be amortized over seven years.

Note 8 – Investment in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest were as follows:

	December 31,	
	2012	2011
Fuji Xerox	$ 1,317	$ 1,334
All other equity investments	64	61
Investments in Affiliates, at Equity	**$1,381**	**$1,395**

Our equity in net income of our unconsolidated affiliates was as follows:

	Year Ended December 31,		
	2012	2011	2010
Fuji Xerox	$ 139	$ 137	$ 63
Other investments	13	12	15
Total Equity in Net Income of Unconsolidated Affiliates	**$ 152**	**$ 149**	**$ 78**

Fuji Xerox

Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $1,317 at December 31, 2012, differs from our implied 25% interest in the underlying net assets, or $1,430, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different from that implied by our 25% ownership interest.

Condensed financial data of Fuji Xerox was as follows:

	Year Ended December 31,		
	2012	2011	2010
Summary of Operations			
Revenues	$ 12,633	$ 12,367	$ 11,276
Costs and expenses	11,783	11,464	10,659
Income before income taxes	850	903	617
Income tax expense	279	312	291
Net Income	**571**	**591**	**326**
Less: Net income – noncontrolling interests	6	5	5
Net Income – Fuji Xerox	**$ 565**	**$ 586**	**$ 321**
Balance Sheet			
Assets:			
Current assets	$ 5,154	$ 5,056	$ 4,884
Long-term assets	6,158	6,064	5,978
Total Assets	**$11,312**	**$11,120**	**$10,862**
Liabilities and Equity:			
Current liabilities	$ 3,465	$ 3,772	$ 3,534
Long-term debt	1,185	817	1,260
Other long-term liabilities	917	700	707
Noncontrolling interests	27	25	22
Fuji Xerox shareholders' equity	5,718	5,806	5,339
Total Liabilities and Equity	**$11,312**	**$11,120**	**$10,862**

Yen/U.S. Dollar exchange rates used to translate are as follows:

Financial Statement	Exchange Basis	2012	2011	2010
Summary of Operations	Weighted average rate	79.89	79.61	87.64
Balance Sheet	Year-end rate	86.01	77.62	81.66

(in millions, except per-share data and where otherwise noted)

Transactions with Fuji Xerox

We receive dividends from Fuji Xerox, which are reflected as a reduction in our investment. Additionally, we have a Technology Agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access our patent portfolio in exchange for access to their patent portfolio. These payments are included in Outsourcing, service and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon terms the Company believes to be negotiated at arm's length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. In addition, we pay Fuji Xerox and they pay us for unique research and development costs.

Transactions with Fuji Xerox were as follows:

	Year Ended December 31,		
	2012	2011	2010
Dividends received from Fuji Xerox	$ 52	$ 58	$ 36
Royalty revenue earned	132	128	116
Inventory purchases from Fuji Xerox	2,069	2,180	2,098
Inventory sales to Fuji Xerox	147	151	147
R&D payments received from Fuji Xerox	2	2	1
R&D payments paid to Fuji Xerox	15	21	30

As of December 31, 2012 and 2011, net amounts due to Fuji Xerox were $110 and $105, respectively.

Note 9 – Goodwill and Intangible Assets, Net

Goodwill

The following table presents the changes in the carrying amount of goodwill, by reportable segment:

	Services	Document Technology	Total
Balance at December 31, 2009 [1]	**$ 1,295**	**$ 2,127**	**$ 3,422**
Foreign currency translation	(22)	(25)	(47)
Acquisitions:			
ACS	5,127	–	5,127
EHRO	77	–	77
TMS	35	–	35
IBS	–	14	14
Other	10	11	21
Balance at December 31, 2010	**$ 6,522**	**$ 2,127**	**$ 8,649**
Foreign currency translation	(28)	(6)	(34)
Acquisitions:			
Unamic/HCN	43	–	43
Breakaway	33	–	33
ESM	28	–	28
Concept Group	–	26	26
MBM	–	20	20
Other	21	17	38
Balance at December 31, 2011	**$ 6,619**	**$ 2,184**	**$ 8,803**
Foreign currency translation	41	34	75
Acquisitions:			
WDS	69	–	69
R.K. Dixon	–	30	30
Other	51	34	85
Balance at December 31, 2012	**$ 6,780**	**$ 2,282**	**$ 9,062**

[1] Includes the reallocation of approximately $300 of goodwill related to our Managed Print Services business from Document Technology to Services to reflect the current composition of our Segments.

Intangible Assets, Net

Net intangible assets were $2.8 billion at December 31, 2012 and approximately $2.4 billion related to the Services segment and $0.4 billion related to the Document Technology segment. Intangible assets were comprised of the following:

		December 31, 2012			December 31, 2011		
	Weighted Average Amortization	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	12 years	$ 3,562	$ 1,052	$ 2,510	$ 3,522	$ 751	$ 2,771
Distribution network	25 years	123	64	59	123	59	64
Trademarks [(1)]	20 years	257	59	198	238	47	191
Technology, patents and non-compete [(1)]	4 years	23	7	16	29	13	16
Total Intangible Assets		**$ 3,965**	**$ 1,182**	**$ 2,783**	**$ 3,912**	**$ 870**	**$ 3,042**

[(1)] Includes $10 and $5 of indefinite-lived assets within trademarks and technology, respectively, related to the 2010 acquisition of ACS.

Amortization expense related to intangible assets was $328, $401, and $316 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense for 2011 includes $52 for the accelerated write-off of the ACS trade name as a result of the fourth quarter 2011 decision to discontinue its use and transition our services business to the "Xerox Business Services" trade name.

Excluding the impact of additional acquisitions, amortization expense is expected to approximate $333 in 2013 and 2014, and $328 in years 2015 through 2017.

(in millions, except per-share data and where otherwise noted)

Note 10 – Restructuring and Asset Impairment Charges

Over the past several years, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily consist of severance actions and impact all major geographies and segments. Management continues to evaluate our business, therefore, in future years, there may be additional provisions for new plan initiatives as well as changes in previously recorded estimates, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets sold, abandoned or made obsolete as a result of these programs.

Costs associated with restructuring, including employee severance and lease termination costs are generally recognized when it has been determined that a liability has been incurred, which is generally upon communication to the affected employees or exit from the leased facility, respectively. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize employee severance costs when they are both probable and reasonably estimable.

A summary of our restructuring program activity during the three years ended December 31, 2012 is as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments [1]	Total
Balance at December 31, 2009	**$ 54**	**$ 20**	**$ –**	**$ 74**
Restructuring provision	470	28	26	524
Reversals of prior accruals	(32)	(9)	–	(41)
Net current period charges [2]	438	19	26	483
Charges against reserve and currency	(194)	(14)	(26)	(234)
Balance at December 31, 2010	**298**	**25**	**–**	**323**
Restructuring provision	98	1	5	104
Reversals of prior accruals	(65)	(6)	–	(71)
Net current period charges [2]	33	(5)	5	33
Charges against reserve and currency	(215)	(13)	(5)	(233)
Balance at December 31, 2011	**116**	**7**	**–**	**123**
Restructuring provision	160	5	2	167
Reversals of prior accruals	(13)	–	(1)	(14)
Net current period charges [2]	147	5	1	153
Charges against reserve and currency	(140)	(5)	(1)	(146)
Balance at December 31, 2012	**$ 123**	**$ 7**	**$ –**	**$ 130**

[1] Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.

[2] Represents amount recognized within the Consolidated Statements of Income for the years shown.

The following table summarizes the reconciliation to the Consolidated Statements of Cash Flows:

	Year Ended December 31,		
	2012	2011	2010
Charges against reserve	$ (146)	$ (233)	$ (234)
Asset impairment	1	5	26
Effects of foreign currency and other non-cash items	1	10	(5)
Restructuring Cash Payments	**$ (144)**	**$ (218)**	**$ (213)**

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment:

	Year Ended December 31,		
	2012	2011	2010
Services	$ 71	$ 12	$ 104
Document Technology	82	23	325
Other	–	(2)	54
Total Net Restructuring Charges	**$ 153**	**$ 33**	**$ 483**

Refer to the "Restructuring and Asset Impairment Charges" section of our MD&A for additional discussion of net restructuring charges for the three years ended December 31, 2012.

Note 11 – Supplementary Financial Information

The components of other current and long-term assets and liabilities were as follows:

	December 31,	
	2012	2011
Other Current Assets		
Deferred taxes and income taxes receivable	$ 296	$ 261
Royalties, license fees and software maintenance	165	143
Restricted cash	151	97
Prepaid expenses	143	147
Derivative instruments	11	58
Deferred purchase price from sales of accounts receivables	116	97
Beneficial interests – sales of finance receivables	35	–
Advances and deposits	29	28
Other	216	227
Total Other Current Assets	**$ 1,162**	**$ 1,058**

(continued)	December 31,	
	2012	2011
Other Current Liabilities		
Deferred taxes and income taxes payable	$ 105	$ 83
Other taxes payable	170	150
Interest payable	83	84
Restructuring reserves	122	116
Derivative instruments	82	31
Product warranties	13	15
Dividends payable	69	74
Distributor and reseller rebates/commissions	117	112
Servicer liabilities	146	88
Other	869	878
Total Other Current Liabilities	**$ 1,776**	**$ 1,631**
Other Long-term Assets		
Prepaid pension costs	$ 35	$ 76
Net investment in discontinued operations	190	204
Internal use software, net	577	545
Product software, net	344	256
Restricted cash	214	246
Debt issuance costs, net	37	38
Customer contract costs, net	356	294
Beneficial interests – sales of finance receivables	68	–
Deferred compensation plan investments	100	92
Other	416	365
Total Other Long-term Assets	**$ 2,337**	**$ 2,116**
Other Long-term Liabilities		
Deferred and other tax liabilities	$ 262	$ 290
Environmental reserves	14	16
Unearned income	134	82
Restructuring reserves	8	7
Other	360	466
Total Other Long-term Liabilities	**$ 778**	**$ 861**

Notes to Consolidated Financial Statements

(in millions, except per-share data and where otherwise noted)

Restricted Cash and Investments

As more fully discussed in Note 17 – Contingencies and Litigation, various litigation matters in Brazil require us to make cash deposits to escrow as a condition of continuing the litigation. In addition, as more fully discussed in Note 4 – Accounts Receivable, Net and Note 5 – Finance Receivables, Net, we continue to service the receivables sold under most of our receivable sale agreements. As servicer, we may collect cash related to sold receivables prior to month-end that will be remitted to the purchaser the following month. Since we are acting on behalf of the purchaser in our capacity as servicer, such cash collected is reported as restricted cash. Restricted cash amounts are classified in our Consolidated Balance Sheets based on when the cash will be contractually or judicially released.

Restricted cash amounts were as follows:

	December 31,	
	2012	2011
Tax and labor litigation deposits in Brazil	$ 211	$ 240
Escrow and cash collections related to receivable sales	146	88
Other restricted cash	8	15
Total Restricted Cash and Investments	**$ 365**	**$ 343**

Net Investment in Discontinued Operations

At December 31, 2012, our net investment in discontinued operations primarily consisted of a $208 performance-based instrument relating to the 1997 sale of The Resolution Group ("TRG") net of remaining net liabilities associated with our discontinued operations of $18. The recovery of the performance-based instrument is dependent on the sufficiency of TRG's available cash flows, as guaranteed by TRG's ultimate parent, which are expected to be recovered in annual cash distributions through 2017. The performance-based instrument is pledged as security for our future funding obligations to our U.K. Pension Plan for salaried employees.

Note 12 – Debt

Short-term borrowings were as follows:

	December 31,	
	2012	2011
Commercial paper	$ –	$ 100
Current maturities of long-term debt	1,042	1,445
Total Short-term Debt	**$ 1,042**	**$ 1,545**

We classify our debt based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. We defer costs associated with debt issuance over the applicable term, or to the first put date in the case of convertible debt or debt with a put feature. These costs are amortized as interest expense in our Consolidated Statements of Income.

Long-term debt was as follows:

	Weighted Average Interest Rates at December 31, 2012 [(2)]	December 31,	
		2012	2011
Xerox Corporation			
Senior Notes due 2012	–	$ –	$ 1,100
Senior Notes due 2013	5.65%	400	400
Floating Rate Notes due 2013	1.71%	600	–
Convertible Notes due 2014	9.00%	19	19
Senior Notes due 2014	8.25%	750	750
Floating Rate Notes due 2014	1.13%	300	300
Senior Notes due 2015	4.29%	1,000	1,000
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Senior Notes due 2017	2.98%	500	–
Notes due 2018	0.57%	1	1
Senior Notes due 2018	6.37%	1,000	1,000
Senior Notes due 2019	5.66%	650	650
Senior Notes due 2021	5.39%	1,062	700
Zero Coupon Notes due 2023	–	–	301
Senior Notes due 2039	6.78%	350	350
Subtotal – Xerox Corporation		$ 8,082	$ 8,021
Subsidiary Companies			
Senior Notes due 2015	4.25%	250	250
Borrowings secured by other assets	4.31%	77	76
Other	1.23%	1	3
Subtotal-Subsidiary Companies		$ 328	$ 329
Principal Debt Balance		8,410	8,350
Unamortized discount		(63)	(7)
Fair value adjustments [(1)]		142	190
Less: current maturities		(1,042)	(1,445)
Total Long-term Debt		**$ 7,447**	**$ 7,088**

(1) Fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest rates. Hedge accounting requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.

(2) Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.

Scheduled principal payments due on our long-term debt for the next five years and thereafter are as follows:

2013[1]	2014	2015	2016	2017	Thereafter	Total
$ 1,039	$ 1,093	$ 1,259	$ 954	$ 1,002	$ 3,063	$ 8,410

[1] Quarterly total debt maturities for 2013 are $12, $410, $609 and $8 for the first, second, third and fourth quarters, respectively.

Commercial Paper

We have a private placement commercial paper ("CP") program in the U.S. under which we may issue CP up to a maximum amount of $2.0 billion outstanding at any time. Aggregate CP and Credit Facility borrowings may not exceed $2.0 billion outstanding at any time. The maturities of the CP Notes will vary, but may not exceed 390 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at market rates. At December 31, 2012, we did not have any CP Notes outstanding.

Credit Facility

We have a $2.0 billion unsecured revolving Credit Facility with a group of lenders which matures in 2016. The Credit Facility contains a $300 letter of credit sub-facility, and also includes an accordion feature that would allow us to increase (from time to time, with willing lenders) the overall size of the facility up to an aggregate amount not to exceed $2.75 billion. We entered into the facility in December 2011 and we have the right to request a one year extension on each of the first and second anniversary dates of this facility. No extension was requested at the first anniversary date in 2012.

The Credit Facility provides a backstop to our $2.0 billion CP program. Proceeds from any borrowings under the Credit Facility can be used to provide working capital for the Company and its subsidiaries and for general corporate purposes.

At December 31, 2012 we had no outstanding borrowings or letters of credit under the Credit Facility.

The Credit Facility is available, without sublimit, to certain of our qualifying subsidiaries. Our obligations under the Credit Facility are unsecured and are not currently guaranteed by any of our subsidiaries. Any domestic subsidiary that guarantees more than $100 of Xerox Corporation debt must also guaranty our obligations under the Credit Facility. In the event that any of our subsidiaries borrows under the Credit Facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the Credit Facility bear interest at our choice, at either (a) a Base Rate as defined in our Credit Facility agreement, plus a spread that varies between 0.00% and 0.45% depending on our credit rating at the time of borrowing, or (b) LIBOR plus an all-in spread that varies between 0.90% and 1.45% depending on our credit rating at the time of borrowing. Based on our credit rating as of December 31, 2012, the applicable all-in spreads for the Base Rate and LIBOR borrowing were 0.175% and 1.175%, respectively.

An annual facility fee is payable to each participator in the Credit Facility at a rate that varies between 0.10% and 0.30% depending on our credit rating. Based on our credit rating as of December 31, 2012, the applicable rate is 0.20%.

The Credit Facility contains various conditions to borrowing and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a) Maximum leverage ratio (a quarterly test that is calculated as principal debt divided by consolidated EBITDA, as defined) of 3.75x.

(b) Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00x.

(c) Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The Credit Facility also contains various events of default, the occurrence of which could result in termination of the lenders' commitments to lend and the acceleration of all our obligations under the Credit Facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the Credit Facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

Capital Market Activity

Refer to the "Capital Market Activity" section in our Capital Resources and Liquidity section of the MDA for a discussion of 2012 Capital Market activity.

Interest

Interest paid on our short-term and long-term debt amounted to $462, $538 and $586 for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest expense and interest income was as follows:

	Year Ended December 31,		
	2012	2011	2010
Interest expense [1]	$ 428	$ 478	$ 592
Interest income [2]	610	653	679

[1] Includes Equipment financing interest expense, as well as non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.

[2] Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

(in millions, except per-share data and where otherwise noted)

Equipment financing interest is determined based on an estimated cost of funds, applied against the estimated level of debt required to support our net finance receivables. The estimated cost of funds is based on our overall corporate cost of borrowing adjusted to reflect a rate that would be paid by a typical BBB rated leasing company. The estimated level of debt is based on an assumed 7:1 leverage ratio of debt/equity as compared to our average finance receivable balance during the applicable period.

Net (Payments) Proceeds on Debt

Net (payments) proceeds on debt as shown on the Consolidated Statements of Cash Flows was as follows:

	Year Ended December 31,		
	2012	2011	2010
Net (payments) proceeds on short-term debt	$ (108)	$ (200)	$ 300
Proceeds from issuance of long-term debt	1,116	1,000	–
Payments on long-term debt	(1,116)	(751)	(3,357)
Net (Payments) Proceeds on Other Debt	**$ (108)**	**$ 49**	**$ (3,057)**

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures, as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese Yen, Euro and U.K. Pound Sterling. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency exchange rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with our derivative instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Interest Rate Risk Management

We may use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as **fair value hedges** or **cash flow hedges** depending on the nature of the risk being hedged. We did not have any interest rate swap agreements outstanding at December 31, 2012 or 2011.

Terminated Swaps: During the period from 2004 to 2011, we early terminated several interest rate swaps that were designated as fair value hedges of certain debt instruments. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2012, 2011 and 2010, the amortization of these fair value adjustments reduced interest expense by $49, $53 and $28, respectively, and we expect to record a net decrease in interest expense of $142 in future years through 2018.

Foreign Exchange Risk Management

As a global company, we are exposed to foreign currency exchange rate fluctuations in the normal course of our business. As a part of our foreign exchange risk management strategy, we use derivative instruments – primarily forward contracts and purchased option contracts – to hedge the following foreign currency exposures, thereby reducing volatility of earnings or protecting fair values of assets and liabilities:

- Foreign currency-denominated assets and liabilities
- Forecasted purchases and sales in foreign currency

Summary of Foreign Exchange Hedging Positions: At December 31, 2012, we had outstanding forward exchange and purchased option contracts with gross notional values of $3,505, which is typical of the amounts that are normally outstanding at any point during the year. These contracts generally mature in 12 months or less.

The following is a summary of the primary hedging positions and corresponding fair values as of December 31, 2012:

Currencies Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability)[1]
Japanese Yen/U.S. Dollar	$ 640	$ (37)
U.S. Dollar/Euro	559	(6)
U.K. Pound Sterling/Euro	516	(4)
Euro/U.K. Pound Sterling	502	5
Japanese Yen/Euro	463	(33)
Euro/U.S. Dollar	188	1
U.S. Dollar/Japanese Yen	87	–
Indian Rupee/U.S. Dollar	65	1
Mexican Peso/U.S. Dollar	65	1
Euro/Japanese Yen	61	–
Philippine Peso/U.S. Dollar	52	1
Euro/Swiss Franc	37	–
Swiss Franc/Euro	29	–
U.S. Dollar/Canadian Dollar	25	–
All Other	216	–
Total Foreign Exchange Hedging	**$ 3,505**	**$ (71)**

[1] Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2012.

Foreign Currency Cash Flow Hedges: We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated inventory purchases, sales and expenses. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative's gain or loss was included in the assessment of hedge effectiveness. The net (liability) asset fair value of these contracts was $(48) and $26 as of December 31, 2012 and December 31, 2011, respectively.

(in millions, except per-share data and where otherwise noted)

Summary of Derivative Instruments Fair Value: The following table provides a summary of the fair value amounts of our derivative instruments:

Designation of Derivatives	Balance Sheet Location	December 31, 2012	December 31, 2011
Derivatives Designated as Hedging Instruments			
Foreign exchange contracts – forwards	Other current assets	$ 3	$ 37
	Other current liabilities	(51)	(11)
	Net Designated (Liability) Asset	**$ (48)**	**$ 26**
Derivatives NOT Designated as Hedging Instruments			
Foreign exchange contracts – forwards	Other current assets	$ 8	$ 21
	Other current liabilities	(31)	(20)
	Net Undesignated (Liability) Asset	**$ (23)**	**$ 1**
Summary of Derivatives	Total Derivative Assets	$ 11	$ 58
	Total Derivative Liabilities	(82)	(31)
	Net Derivative (Liability) Asset	**$ (71)**	**$ 27**

Summary of Derivative Instruments Gains (Losses)

Derivative gains and (losses) affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative gains and (losses).

Designated Derivative Instruments Gains (Losses): The following tables provide a summary of gains (losses) on derivative instruments:

		Year Ended December 31,					
		Derivative Gain (Loss) Recognized in Income			Hedged Item Gain (Loss) Recognized in Income		
Derivatives in Fair Value Relationships	Location of Gain (Loss) Recognized in Income	2012	2011	2010	2012	2011	2010
Interest rate contracts	Interest expense	$ –	$ 15	$ 99	$ –	$ (15)	$ (99)

	Year Ended December 31,						
	Derivative Gain (Loss) Recognized in OCI (Effective Portion)			Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)		
Derivatives in Cash Flow Hedging Relationships	2012	2011	2010		2012	2011	2010
Foreign exchange contracts – forwards	$ (50)	$ 30	$ 46	Cost of sales	$ 37	$ 14	$ 28

No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative's gain or (loss) were included in the assessment of hedge effectiveness. In addition, no amount was recorded for an underlying exposure that did not occur or was not expected to occur.

At December 31, 2012, net after-tax losses of $37 were recorded in accumulated other comprehensive loss associated with our cash flow hedging activity. The entire balance is expected to be reclassified into net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Non-Designated Derivative Instruments Gains (Losses): Non-designated derivative instruments are primarily instruments used to hedge foreign currency-denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency-denominated asset or liability.

The following table provides a summary of gains (losses) on non-designated derivative instruments:

Derivatives NOT Designated as Hedging Instruments	Location of Derivative (Loss) Gain	Year Ended December 31, 2012	2011	2010
Foreign exchange contracts – forwards	Other expense – Currency (losses) gains, net	$ (38)	$ 33	$ 113

During the three years ended December 31, 2012, we recorded Currency losses, net of $3, $12 and $11, respectively. Currency losses, net includes the mark-to-market adjustments of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency-denominated assets and liabilities.

Note 14 – Fair Value of Financial Assets and Liabilities

The following table represents assets and liabilities fair value measured on a recurring basis. The basis for the measurement at fair value in all cases is Level 2 – Significant Other Observable Inputs.

	As of December 31, 2012	2011
Assets:		
Foreign exchange contracts – forwards	$ 11	$ 58
Deferred compensation investments in cash surrender life insurance	77	69
Deferred compensation investments in mutual funds	23	23
Total	**$ 111**	**$ 150**
Liabilities:		
Foreign exchange contracts – forwards	$ 82	$ 31
Deferred compensation plan liabilities	110	97
Total	**$ 192**	**$ 128**

We utilize the income approach to measure the fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

Fair value for our deferred compensation plan investments in Company-owned life insurance is reflected at cash surrender value. Fair value for our deferred compensation plan investments in mutual funds is based on quoted market prices for actively traded investments similar to those held by the plan. Fair value for deferred compensation plan liabilities is based on the fair value of investments corresponding to employees' investment selections, based on quoted prices for similar assets in actively traded markets.

Summary of Other Financial Assets and Liabilities Fair Value Measured on a Nonrecurring Basis

The estimated fair values of our other financial assets and liabilities fair value measured on a nonrecurring basis were as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,246	$ 1,246	$ 902	$ 902
Accounts receivable, net	2,866	2,866	2,600	2,600
Short-term debt	1,042	1,051	1,545	1,622
Long-term debt	7,447	8,040	7,088	7,496

The fair value amounts for Cash and cash equivalents and Accounts receivable, net, approximate carrying amounts due to the short maturities of these instruments. The fair value of Short- and Long-term debt was estimated based on quoted market prices for publicly traded securities (Level 1) or on the current rates offered to us for debt of similar maturities (Level 2). The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

(in millions, except per-share data and where otherwise noted)

Note 15 – Employee Benefit Plans

We sponsor numerous defined benefit and defined contribution pension and other post-retirement benefit plans, primarily retiree health care, in our domestic and international operations. December 31 is the measurement date for all of our post-retirement benefit plans.

	Pension Benefits					
	U.S. Plans		Non-U.S. Plans		Retiree Health	
	2012	2011	2012	2011	2012	2011
Change in Benefit Obligation:						
Benefit obligation, January 1	$ 4,670	$ 4,456	$ 5,835	$ 5,275	$ 1,007	$ 1,006
Service cost	112	108	83	78	9	8
Interest cost	282	328	270	284	42	47
Plan participants' contributions	–	–	9	10	19	33
Actuarial loss	480	403	537	513	18	26
Currency exchange rate changes	–	–	232	(85)	4	(3)
Curtailments	–	–	(1)	–	–	–
Benefits paid/settlements	(509)	(623)	(256)	(247)	(103)	(106)
Other	(2)	(2)	(1)	7	(7)	(4)
Benefit Obligation, December 31	**$ 5,033**	**$ 4,670**	**$ 6,708**	**$ 5,835**	**$ 989**	**$ 1,007**
Change in Plan Assets:						
Fair value of plan assets, January 1	$ 3,393	$ 3,202	$ 4,884	$ 4,738	$ –	$ –
Actual return on plan assets	358	406	434	288	–	–
Employer contribution	331	408	163	148	84	73
Plan participants' contributions	–	–	9	10	19	33
Currency exchange rate changes	–	–	197	(57)	–	–
Benefits paid/settlements	(509)	(623)	(256)	(247)	(103)	(106)
Other	–	–	–	4	–	–
Fair Value of Plan Assets, December 31	**$ 3,573**	**$ 3,393**	**$ 5,431**	**$ 4,884**	**$ –**	**$ –**
Net Funded Status at December 31 [(1)]	**$ (1,460)**	**$ (1,277)**	**$ (1,277)**	**$ (951)**	**$ (989)**	**$ (1,007)**
Amounts Recognized in the Consolidated Balance Sheets:						
Other long-term assets	$ –	$ –	$ 35	$ 76	$ –	$ –
Accrued compensation and benefit costs	(23)	(22)	(25)	(23)	(80)	(82)
Pension and other benefit liabilities	(1,437)	(1,255)	(1,287)	(1,004)	–	–
Post-retirement medical benefits	–	–	–	–	(909)	(925)
Net Amounts Recognized	**$ (1,460)**	**$ (1,277)**	**$ (1,277)**	**$ (951)**	**$ (989)**	**$ (1,007)**

(1) Includes under-funded and non-funded plans.

Benefit plans pre-tax amounts recognized in AOCL at December 31:

	Pension Benefits					
	U.S. Plans		Non-U.S. Plans		Retiree Health	
	2012	2011	2012	2011	2012	2011
Net actuarial loss	$ 1,255	$ 963	$ 2,013	$ 1,589	$ 97	$ 70
Prior service (credit) cost	(17)	(38)	–	1	(128)	(163)
Total Pre-tax Loss (Gain)	**$ 1,238**	**$ 925**	**$ 2,013**	**$ 1,590**	**$ (31)**	**$ (93)**
Accumulated Benefit Obligation	**$ 5,027**	**$ 4,617**	**$ 6,359**	**$ 5,517**		

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

	December 31, 2012						
	Underfunded Plans		Unfunded Plans		Total		
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	Total
Projected benefit obligation	$ 4,679	$ 5,997	$ 355	$ 527	$ 5,034	$ 6,524	$ 11,558
Accumulated benefit obligation	4,672	5,686	355	520	5,027	6,206	11,233
Fair value of plan assets	3,574	5,213	–	–	3,574	5,213	8,787

	December 31, 2011						
	Underfunded Plans		Unfunded Plans		Total		
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	Total
Projected benefit obligation	$ 4,342	$ 4,391	$ 327	$ 445	$ 4,669	$ 4,836	$ 9,505
Accumulated benefit obligation	4,291	4,127	326	434	4,617	4,561	9,178
Fair value of plan assets	3,393	3,811	–	–	3,393	3,811	7,204

Our pension plan assets and benefit obligations at December 31, 2012 were as follows:

(in billions)	Fair Value of Pension Plan Assets	Pension Benefit Obligations	Net Funded Status
U.S. funded	$ 3.6	$ 4.6	$ (1.0)
U.S. unfunded	–	0.4	(0.4)
Total U.S.	$ 3.6	$ 5.0	$ (1.4)
U.K.	3.4	3.7	(0.3)
Canada	0.7	1.0	(0.3)
Other funded	1.3	1.5	(0.2)
Other unfunded	–	0.5	(0.5)
Total	**$ 9.0**	**$ 11.7**	**$ (2.7)**

Most of our defined benefit pension plans generally provide employees a benefit, depending on eligibility, calculated under a highest average pay and years of service formula. Our primary domestic defined benefit pension plans provide a benefit at the greater of (i) the highest average pay and years of service formula, (ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life or (iii) the individual account balance from the Company's prior defined contribution plan (Transitional Retirement Account or TRA).

(in millions, except per-share data and where otherwise noted)

The components of Net periodic benefit cost and other changes in plan assets and benefit obligations were as follows:

	Pension Benefits Year Ended December 31,					
	U.S. Plans			Non-U.S. Plans		
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Costs:						
Service cost	$ 112	$ 108	$ 109	$ 83	$ 78	$ 69
Interest cost [1]	282	328	310	270	284	265
Expected return on plan assets [2]	(306)	(337)	(296)	(307)	(310)	(274)
Recognized net actuarial loss	53	33	40	53	39	31
Amortization of prior service credit	(23)	(23)	(23)	–	–	1
Recognized settlement loss	82	80	72	1	4	–
Recognized curtailment gain	–	(107)	–	–	–	–
Defined Benefit Plans	200	82	212	100	95	92
Defined contribution plans	28	31	25	35	35	26
Net Periodic Benefit Cost	**228**	**113**	**237**	**135**	**130**	**118**
Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:						
Net actuarial loss	427	334	8	416	518	190
Prior service credit	(2)	(2)	(17)	(1)	–	(2)
Amortization of net actuarial loss	(135)	(113)	(112)	(54)	(40)	(31)
Amortization of net prior service credit	23	23	23	–	–	(1)
Curtailment gain – recognition of net prior service credit	–	107	–	–	–	–
Total Recognized in Other Comprehensive Income	**313**	**349**	**(98)**	**361**	**478**	**156**
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$ 541**	**$ 462**	**$ 139**	**$ 496**	**$ 608**	**$ 274**

[1] Interest cost includes interest expense on non-TRA obligations of $382, $388 and $381 and interest expense directly allocated to TRA participant accounts of $170, $224 and $194 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Expected return on plan assets includes expected investment income on non-TRA assets of $443, $423 and $376 and actual investment income on TRA assets of $170, $224 and $194 for the years ended December 31, 2012, 2011 and 2010, respectively.

	Retiree Health		
	Year Ended December 31,		
	2012	2011	2010
Components of Net Periodic Benefit Costs:			
Service cost	$ 9	$ 8	$ 8
Interest cost	42	47	54
Recognized net actuarial loss	1	–	–
Amortization of prior service credit	(41)	(41)	(30)
Net periodic benefit cost	**11**	**14**	**32**
Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:			
Net actuarial loss	18	25	13
Prior service credit	(6)	(3)	(86)
Amortization of net actuarial loss	(1)	–	–
Amortization of net prior service credit	41	41	30
Total recognized in Other Comprehensive Income	**52**	**63**	**(43)**
Total recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$ 63**	**$ 77**	**$ (11)**

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $106 and $(2), respectively, excluding amounts that may be recognized through settlement losses. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2 and $(43), respectively.

Pension plan assets consist of both defined benefit plan assets and assets legally restricted to the TRA accounts. The combined investment results for these plans, along with the results for our other defined benefit plans, are shown above in the "actual return on plan assets" caption. To the extent that investment results relate to TRA, such results are charged directly to these accounts as a component of interest cost.

Plan Amendments

Pension Plan Freezes

Over the past several years, we have amended several of our defined benefit pension plans to freeze current benefits and eliminate benefits accruals for future service. In certain plans we are required to continue to consider salary increases in determining the benefit obligation related to prior service. The following is a discussion of these amendments and their impact on our primary defined benefit pension plans.

In 2011, we amended all of our primary U.S. defined benefit plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final pay formulas within the plans as of December 31, 2012, but a cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments fully freeze any further benefit and service accrual after December 31, 2012 for all of these plans, including the non-qualified plans. As a result of these plan amendments, in 2011 we recognized a pre-tax curtailment gain of $107 ($66 after-tax). The gain represents the recognition of deferred gains from other prior year amendments ("Prior service credits") as a result of the discontinuation of any future benefit or service accrual period. This amendment will also result in a change in amortization period as of January 1, 2013 for actuarial gains and losses from the average remaining service period of participants (approximately ten years) to the average remaining life expectancy of all participants (approximately thirty-three years) as a result of all participants being considered inactive as of the effective date of the freeze.

As of December 31, 2012, the aggregate accumulated actuarial losses for our primary U.S. Defined Benefit Plans for salaried employees amounted to $1.1 billion. This change is expected to reduce our 2013 pension expense by approximately $47. This reduction is expected to be partially offset by an increased contribution to the U.S. defined contribution plan as all employees have been transferred to that plan following the freeze.

In 2011, the Canadian Salary Pension Plan was amended to close the plan to future service accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected and participants will continue receive the benefit of future salary increases to the extent applicable; therefore, the amendment did not result in a material change to the projected benefit obligation at the re-measurement date of December 31, 2011.

In 2009, the U.K. Final Salary Pension Plan was amended to close the plan to future service accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected and participants will continue receive the benefit of future salary and inflation increases to the extent applicable; therefore, the amendment does not result in a material change to the projected benefit obligation at the re-measurement date of December 31, 2009.

Retiree Health Plan Amendments

In 2010, we amended our domestic retiree health benefit plan to eliminate the use of the Retiree Drug Subsidy that the Company receives from Medicare as an offset to retiree contributions. This amendment was effective January 1, 2011. The Company instead decided to use this subsidy to reduce its retiree healthcare costs. The amendment resulted in a net decrease of $55 to the retiree medical benefit obligation and a corresponding $34 after tax increase to equity. This amendment reduced both the 2012 and 2011 retiree-health expenses by approximately $13.

(in millions, except per-share data and where otherwise noted)

Plan Assets

Current Allocation

As of the 2012 and 2011 measurement dates, the global pension plan assets were $9.0 billion and $8.3 billion, respectively. These assets were invested among several asset classes. Our common stock represents approximately $99 or 1.0% of total plan assets at December 31, 2012.

The following tables presents the defined benefit plans assets measured at fair value and the basis for that measurement:

	December 31, 2012				
	U.S. Defined Benefit Plans Assets				
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$ 48	$ –	$ –	$ 48	1%
Equity Securities:					
U.S. large cap	411	10	–	421	12%
Xerox common stock	99	–	–	99	3%
U.S. mid cap	79	–	–	79	2%
U.S. small cap	67	28	–	95	3%
International developed	133	205	–	338	9%
Emerging markets	282	67	–	349	10%
Global equity	2	6	–	8	–%
Total Equity Securities	1,073	316	–	1,389	39%
Debt Securities:					
U.S. treasury securities	–	367	–	367	10%
Debt security issued by government agency	–	153	–	153	4%
Corporate Bonds	–	1,080	–	1,080	31%
Asset backed securities	–	11	–	11	–%
Total Debt Securities	–	1,611	–	1,611	45%
Derivatives:					
Interest rate contracts	–	15	–	15	–%
Foreign exchange contracts	(2)	–	–	(2)	–%
Equity contracts	5	–	–	5	–%
Credit contracts	–	(1)	–	(1)	–%
Total Derivatives	3	14	–	17	–%
Real estate	59	46	58	163	5%
Private equity/Venture capital	–	–	300	300	8%
Other [(1)]	12	33	–	45	2%
Total Defined Benefit Plans Assets	**$ 1,195**	**$ 2,020**	**$ 358**	**$ 3,573**	**100%**

[(1)] Other Level 1 assets include net non-financial assets of $13 such as due to/from broker, interest receivables and accrued expenses.

Asset Class	December 31, 2012				
	Non-U.S. Defined Benefit Plans Assets				
	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$ 500	$ –	$ –	$ 500	9%
Equity Securities:					
U.S. large cap	204	50	–	254	5%
U.S. mid cap	14	–	–	14	–%
U.S. small cap	30	1	–	31	1%
International developed	1,107	174	–	1,281	24%
Emerging markets	322	76	–	398	7%
Global equity	5	12	–	17	–%
Total Equity Securities	1,682	313	–	1,995	37%
Debt Securities:					
U.S. treasury securities	1	19	–	20	–%
Debt security issued by government agency	35	1,253	–	1,288	24%
Corporate bonds	150	753	–	903	17%
Asset backed securities	3	31	–	34	1%
Total Debt Securities	189	2,056	–	2,245	42%
Common/Collective trust	2	–	–	2	–%
Derivatives:					
Interest rate contracts	–	74	–	74	1%
Foreign exchange contracts	9	8	–	17	–%
Other contracts	69	–	–	69	1%
Total Derivatives	78	82	–	160	2%
Hedge funds	–	–	3	3	–%
Real estate	19	35	332	386	7%
Guaranteed insurance contracts	–	–	131	131	3%
Other [1]	13	(4)	–	9	–%
Total Defined Benefit Plans Assets	**$ 2,483**	**$ 2,482**	**$ 466**	**$ 5,431**	**100%**

[1] Other Level 1 assets include net non-financial assets of $5 such as due to/from broker, interest receivables and accrued expenses.

(in millions, except per-share data and where otherwise noted)

	December 31, 2011				
	U.S. Defined Benefit Plans Assets				
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$ 198	$ –	$ –	$ 198	6%
Equity Securities:					
U.S. large cap	366	7	–	373	11%
Xerox common stock	50	–	–	50	2%
U.S. mid cap	69	–	–	69	2%
U.S. small cap	56	89	–	145	4%
International developed	162	327	–	489	15%
Emerging markets	117	–	–	117	3%
Total Equity Securities	820	423	–	1,243	37%
Debt Securities:					
U.S. treasury securities	4	393	–	397	12%
Debt security issued by government agency	–	180	–	180	5%
Corporate bonds	6	875	–	881	26%
Asset backed securities	–	10	–	10	–
Total Debt Securities	10	1,458	–	1,468	43%
Derivatives:					
Interest rate contracts	18	13	–	31	1%
Foreign exchange contracts	8	–	–	8	–
Equity contracts	23	–	–	23	1%
Total Derivatives	49	13	–	62	2%
Real estate	45	35	72	152	5%
Private equity/Venture capital	–	–	318	318	9%
Other [(1)]	(62)	14	–	(48)	(2)%
Total Defined Benefit Plans Assets	**$ 1,060**	**$ 1,943**	**$ 390**	**$ 3,393**	**100%**

[(1)] Other Level 1 assets include net non-financial liabilities of $62 such as due to/from broker, interest receivables and accrued expenses.

Asset Class	December 31, 2011				
	Non-U.S. Defined Benefit Plans Assets				
	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$ 380	$ –	$ –	$ 380	8%
Equity Securities:					
U.S. large cap	145	43	–	188	4%
U.S. mid cap	21	–	–	21	–
U.S. small cap	27	–	–	27	1%
International developed	1,047	154	–	1,201	25%
Emerging markets	180	54	–	234	5%
Global equity	7	17	–	24	–
Total Equity Securities	1,427	268	–	1,695	35%
Debt Securities:					
U.S. treasury securities	5	23	–	28	1%
Debt security issued by government agency	64	1,227	–	1,291	26%
Corporate bonds	144	595	–	739	15%
Asset backed securities	2	51	–	53	1%
Total Debt Securities	215	1,896	–	2,111	43%
Common/Collective trust	3	–	–	3	–
Derivatives:					
Interest rate contracts	–	90	–	90	2%
Foreign exchange contracts	6	(1)	–	5	–
Other contracts	64	–	–	64	1%
Total Derivatives	70	89	–	159	3%
Hedge funds	–	–	3	3	–
Real estate	22	97	280	399	8%
Guaranteed insurance contracts	–	–	116	116	3%
Other [1]	14	4	–	18	–
Total Defined Benefit Plans Assets	**$ 2,131**	**$ 2,354**	**$ 399**	**$ 4,884**	**100%**

[1] Other Level 1 assets include net non-financial assets of $8 such as due to/from broker, interest receivables and accrued expenses.

(in millions, except per-share data and where otherwise noted)

The following tables represent a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)		
U.S. Defined Benefit Plans Assets	Real Estate	Private Equity/ Venture Capital	Total
Balance at December 31, 2010	**$ 69**	**$ 307**	**$ 376**
Purchases	2	30	32
Sales	(6)	(61)	(67)
Realized gains (losses)	–	46	46
Unrealized gains (losses)	6	(4)	2
Other	1	–	1
Balance at December 31, 2011	**72**	**318**	**390**
Purchases	1	20	21
Sales	(11)	(48)	(59)
Realized gains (losses)	1	36	37
Unrealized gains (losses)	(5)	(26)	(31)
Balance at December 31, 2012	**$ 58**	**$ 300**	**$ 358**

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)			
Non-U.S. Defined Benefit Plans Assets	Real Estate	Guaranteed Insurance Contracts	Hedge Funds	Total
Balance at December 31, 2010	**$ 206**	**$ 97**	**$ 3**	**$ 306**
Purchases	67	3	–	70
Sales	–	(3)	(1)	(4)
Net transfers in from Level 1	2	12	–	14
Net transfers in from Level 2	–	9	–	9
Realized gains (losses)	–	(1)	–	(1)
Unrealized gains (losses)	12	(4)	–	8
Currency translation	(4)	(3)	–	(7)
Other	(3)	6	1	4
Balance at December 31, 2011	**280**	**116**	**3**	**399**
Purchases	13	15	–	28
Sales	(21)	(7)	–	(28)
Net transfers in from Level 2	69	–	–	69
Realized gains (losses)	1	4	–	5
Unrealized gains (losses)	(25)	(1)	–	(26)
Currency translation	15	4	–	19
Balance at December 31, 2012	**$ 332**	**$ 131**	**$ 3**	**$ 466**

Valuation Method

Our primary Level 3 assets are Real Estate and Private Equity/Venture Capital investments. The fair value of our real estate investment funds are based on the Net Asset Value ("NAV") of our ownership interest in the funds. NAV information is received from the investment advisers and is primarily derived from third-party real estate appraisals for the properties owned. The fair value for our private equity/venture capital partnership investments are based on our share of the estimated fair values of the underlying investments held by these partnerships as reported in their audited financial statements. The valuation techniques and inputs for our Level 3 assets have been consistently applied for all periods presented.

Investment Strategy

The target asset allocations for our worldwide defined benefit pension plans were:

	2012		2011	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Equity investments	41%	40%	41%	41%
Fixed income investments	43%	47%	43%	46%
Real estate	5%	9%	5%	9%
Private equity	9%	–%	9%	–%
Other	2%	4%	2%	4%
Total Investment Strategy	**100%**	**100%**	**100%**	**100%**

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalizations, and may include Company stock. Other assets such as real estate, private equity and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

Expected Long-term Rate of Return

We employ a "building block" approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term relationships between equities and fixed income are assessed. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed periodically to assess reasonableness and appropriateness.

Contributions

In 2012, we made cash contributions of $364 ($201 U.S. and $163 Non-U.S.) and $84 to our defined benefit pension plans and retiree health benefit plans, respectively. We also elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2012. Accordingly, total contributions to our defined benefit pension plans were $494 ($331 U.S. and $163 Non-U.S.) in 2012.

In 2013 we expect, based on current actuarial calculations, to make contributions of approximately $195 ($26 U.S. and $169 non-U.S.) to our defined benefit pension plans and $80 to our retiree health benefit plans. The decrease in required contributions to our U.S. defined benefit pension plans reflect the expected benefits from the pension funding legislation enacted in the U.S. during 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits			
	U.S.	Non-U.S.	Total	Retiree Health
2013	$ 483	$ 248	$ 731	$ 80
2014	445	251	696	80
2015	402	261	663	79
2016	370	274	644	77
2017	348	280	628	75
Years 2018-2022	1,425	1,550	2,975	339

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits					
	2012		2011		2010	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	3.7%	4.0%	4.8%	4.6%	5.1%	5.3%
Rate of compensation increase	0.2%	2.6%	3.5%	2.7%	3.5%	2.7%

	Retiree Health		
	2012	2011	2010
Discount rate	3.6%	4.5%	4.9%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits							
	2013		2012		2011		2010	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	3.7%	4.0%	4.8%	4.6%	5.1%	5.3%	5.7%	5.7%
Expected return on plan assets	7.8%	6.1%	7.8%	6.2%	8.3%	6.6%	8.3%	6.6%
Rate of compensation increase	0.2%	2.6%	3.5%	2.7%	3.5%	2.7%	3.5%	3.6%

	Retiree Health			
	2013	2012	2011	2010
Discount rate	3.6%	4.5%	4.9%	5.4%

Note: Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded. Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

(in millions, except per-share data and where otherwise noted)

Assumed healthcare cost trend rates were as follows:

	December 31,	
	2012	2011
Healthcare cost trend rate assumed for next year	7.5%	8.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.9%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$ 3	$ (3)
Effect on post-retirement benefit obligation	62	54

Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., Finland and Canada. In many instances, employees from those defined benefit pension plans that have been amended to freeze future service accruals will be transitioned to an enhanced defined contribution plan. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match a portion of the employee contributions. We recorded charges related to our defined contribution plans of $63 in 2012, $66 in 2011 and $51 in 2010.

Note 16 – Income and Other Taxes

Income before income taxes ("pre-tax income") was as follows:

	Year Ended December 31,		
	2012	2011	2010
Domestic income	$ 878	$ 917	$ 433
Foreign income	470	648	382
Income Before Income Taxes	**$ 1,348**	**$ 1,565**	**$ 815**

Provisions (benefits) for income taxes were as follows:

	Year Ended December 31,		
	2012	2011	2010
Federal Income Taxes			
Current	$ 24	$ 52	$ 153
Deferred	84	134	(17)
Foreign Income Taxes			
Current	123	103	59
Deferred	–	38	8
State Income Taxes			
Current	34	28	46
Deferred	12	31	7
Total Provision (Benefit)	**$ 277**	**$ 386**	**$ 256**

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate was as follows:

	Year Ended December 31,		
	2012	2011	2010
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	2.6%	2.0%	6.3%
Effect of tax law changes	0.7%	0.2%	(0.2)%
Change in valuation allowance for deferred tax assets	(0.7)%	(0.3)%	2.6%
State taxes, net of federal benefit	2.1%	2.4%	2.0%
Audit and other tax return adjustments	(4.7)%	(1.0)%	(3.6)%
Tax-exempt income, credits and incentives	(2.6)%	(3.1)%	(3.9)%
Foreign rate differential adjusted for U.S. taxation of foreign profits [1]	(11.8)%	(10.4)%	(6.7)%
Other	(0.1)%	(0.1)%	(0.1)%
Effective Income Tax Rate	**20.5%**	**24.7%**	**31.4%**

[1] The "U.S. taxation of foreign profits" represents the U.S. tax, net of foreign tax credits, associated with actual and deemed repatriations of earnings from our non-U.S. subsidiaries.

On a consolidated basis, we paid a total of $137, $94 and $49 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2012, respectively.

Total income tax expense (benefit) was allocated as follows:

	Year Ended December 31,		
	2012	2011	2010
Pre-tax income	$ 277	$ 386	$ 256
Common shareholders' equity:			
Changes in defined benefit plans	(233)	(277)	12
Stock option and incentive plans, net	(5)	1	(6)
Cash flow hedges	(24)	3	5
Translation adjustments	(9)	2	6
Total Income Tax Expense (Benefit)	**$ 6**	**$ 115**	**$ 273**

Unrecognized Tax Benefits and Audit Resolutions

Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2012, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at January 1	**$ 225**	**$ 186**	**$ 148**
Additions from acquisitions	–	–	46
Additions related to current year	28	43	38
Additions related to prior years positions	5	38	24
Reductions related to prior years positions	(36)	(17)	(16)
Settlements with taxing authorities [1]	(13)	(14)	(19)
Reductions related to lapse of statute of limitations	(8)	(8)	(35)
Currency	–	(3)	–
Balance at December 31	**$ 201**	**$ 225**	**$ 186**

[1] Majority of settlements did not result in the utilization of cash.

Included in the balances at December 31, 2012, 2011 and 2010 are $16, $36 and $39, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or that they may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $20, $28 and $31 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2012, 2011 and 2010, respectively.

In the U.S., with the exception of ACS, we are no longer subject to U.S. federal income tax examinations for years before 2007. ACS is no longer subject to such examinations for years before 2005. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.

Deferred Income Taxes

We had undistributed earnings of foreign subsidiaries and other foreign investments carried at equity at December 31, 2012 of approximately $8.8 billion. We have provided deferred taxes on approximately $500 of those earnings due to their anticipated repatriation to the U.S. The remaining $8.3 billion of undistributed earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate a deferred tax impact. We do not believe it is practical to calculate the potential deferred tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

(in millions, except per-share data and where otherwise noted)

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	December 31,	
	2012	2011
Deferred Tax Assets		
Research and development	$ 793	$ 876
Post-retirement medical benefits	359	368
Anticipated foreign repatriations	264	41
Depreciation and amortization	52	71
Net operating losses	630	637
Other operating reserves	300	285
Tax credit carryforwards	177	379
Deferred compensation	312	306
Allowance for doubtful accounts	73	93
Restructuring reserves	30	29
Pension	696	547
Other	143	132
Subtotal	**3,829**	**3,764**
Valuation allowance	(654)	(677)
Total	**$3,175**	**$3,087**
Deferred Tax Liabilities		
Unearned income and installment sales	$ 947	$ 996
Intangibles and goodwill	1,252	1,261
Other	48	41
Total	$ 2,247	$ 2,298
Total Deferred Taxes, Net	**$ 928**	**$ 789**

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2012 and 2011 amounted to $273 and $229, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will more-likely-than-not be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2012 and 2011 was a decrease of $23 and $58, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets, for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

At December 31, 2012, we had tax credit carryforwards of $177 available to offset future income taxes, of which $79 are available to carryforward indefinitely while the remaining $98 will expire 2013 through 2032 if not utilized. We also had net operating loss carryforwards for income tax purposes of $1.3 billion that will expire 2013 through 2032, if not utilized, and $2.4 billion available to offset future taxable income indefinitely.

Note 17 – Contingencies and Litigation

As more fully discussed below, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act ("ERISA"). We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Additionally, guarantees, indemnifications and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity. As of December 31,

2012, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows.

The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2012, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,010 with the decrease from December 31, 2011 balance of approximately $1,120, primarily related to currency and closed cases partially offset by interest. With respect to the unreserved balance of $1,010, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2012 we had $211 of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $13 and additional letters of credit of approximately $242, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to the probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Litigation Against the Company

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action is a class action on behalf of all persons and entities who purchased Xerox Corporation common stock during the period October 22, 1998 through October 7, 1999 inclusive ("Class Period") and who suffered a loss as a result of misrepresentations or omissions by Defendants as alleged by Plaintiffs (the "Class"). The Class alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company's common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants' alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company's operations and revenues. The complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company's common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants' alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. In 2001, the Court denied the defendants' motion for dismissal of the complaint. The plaintiffs' motion for class certification was denied by the Court in 2006, without prejudice to refiling. In February 2007, the Court granted the motion of the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164, Robert W. Roten, Robert Agius ("Agius") and Georgia Stanley to appoint them as additional lead plaintiffs.

In July 2007, the Court denied plaintiffs' renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. After that conference and Agius's withdrawal as lead plaintiff and proposed class representative, in February 2008 plaintiffs filed a second renewed motion for class certification. In April 2008, defendants filed their response and motion to disqualify Milberg LLP as a lead counsel. On September 30, 2008, the Court entered an order certifying the class and denying the appointment of Milberg LLP as class counsel. Subsequently, on April 9, 2009, the Court denied defendants' motion to disqualify Milberg LLP. On November 6, 2008, the defendants filed a motion for summary judgment. Briefing with respect to the motion is complete. The Court has not yet rendered a decision. The parties also filed motions to exclude the testimony of certain expert witnesses. On April 22, 2009, the Court denied plaintiffs' motions to exclude the testimony of two of defendants' expert witnesses. On September 30, 2010, the Court denied plaintiffs' motion to exclude the testimony of another of defendants' expert witnesses. The Court also granted defendants'

(in millions, except per-share data and where otherwise noted)

motion to exclude the testimony of one of plaintiffs' expert witnesses, and granted in part and denied in part defendants' motion to exclude the testimony of plaintiffs' two remaining expert witnesses. The individual defendants and we deny any wrongdoing and are vigorously defending the action. At this time, we do not believe it is reasonably possible that we will incur additional material losses in excess of the amount we have already accrued for this matter. In the course of litigation, we periodically engage in discussions with plaintiffs' counsel for possible resolution of this matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Guarantees, Indemnifications and Warranty Liabilities

Indemnifications Provided as Part of Contracts and Agreements

We are a party to the following types of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters:

- Contracts that we entered into for the sale or purchase of businesses or real estate assets, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants, including obligations to pay rent. Typically, these relate to such matters as adequate title to assets sold, intellectual property rights, specified environmental matters and certain income taxes arising prior to the date of acquisition.
- Guarantees on behalf of our subsidiaries with respect to real estate leases. These lease guarantees may remain in effect subsequent to the sale of the subsidiary.
- Agreements to indemnify various service providers, trustees and bank agents from any third-party claims related to their performance on our behalf, with the exception of claims that result from third party's own willful misconduct or gross negligence.
- Guarantees of our performance in certain sales and services contracts to our customers and indirectly the performance of third parties with whom we have subcontracted for their services. This includes indemnifications to customers for losses that may be sustained as a result of the use of our equipment at a customer's location.

In each of these circumstances, our payment is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract and such procedures also typically allow us to challenge the other party's claims. In the case of lease guarantees, we may contest the liabilities asserted under the lease. Further, our obligations under these agreements and guarantees may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments we made.

Patent Indemnifications

In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. In addition, we indemnify certain software providers against claims that may arise as a result of our use or our subsidiaries', customers' or resellers' use of their software in our products and solutions. These indemnities usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract.

Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify Xerox Corporation's officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal actions or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. Although the by-laws provide no limit on the amount of indemnification, we may have recourse against our insurance carriers for certain payments made by us. However, certain indemnification payments (such as those related to "clawback" provisions in certain compensation arrangements) may not be covered under our directors' and officers' insurance coverage. In addition, we indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the Company.

Product Warranty Liabilities

In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life of the equipment under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our entry level products, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended December 31, 2012 were $29, $30 and $33, respectively. Total product warranty liabilities as of December 31, 2012 and 2011 were $14 and $16, respectively.

Other Contingencies

We have issued or provided the following guarantees as of December 31, 2012:

- $454 for letters of credit issued to (i) guarantee our performance under certain services contracts; (ii) support certain insurance programs and (iii) support our obligations related to the Brazil tax and labor contingencies.
- $736 for outstanding surety bonds. Certain contracts, primarily those involving public sector customers, require us to provide a surety bond as a guarantee of our performance of contractual obligations.

In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that our capacity in the surety markets as well as under various credit arrangements (including our Credit Facility) is sufficient to allow us to respond to future requests for proposals that require such credit support.

We have service arrangements where we service third-party student loans in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At December 31, 2012, we serviced a FFEL portfolio of approximately 3.7 million loans with an outstanding principal balance of approximately $53.0 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of December 31, 2012, other current liabilities include reserves which we believe to be adequate. At December 31, 2012, other current liabilities include reserves of approximately $3.6 for losses on defaulted loans purchased.

Note 18 – Preferred Stock

Series A Convertible Preferred Stock

In 2010, in connection with our acquisition of ACS, we issued 300,000 shares of Series A convertible perpetual preferred stock with an aggregate liquidation preference of $300 and an initial fair value of $349. The convertible preferred stock pays quarterly cash dividends at a rate of 8% per year ($24 per year). Each share of convertible preferred stock is convertible at any time, at the option of the holder, into 89.8876 shares of common stock for a total of 26,966 thousand shares (reflecting an initial conversion price of approximately $11.125 per share of common stock), subject to customary anti-dilution adjustments.

On or after February 5, 2015, if the closing price of our common stock exceeds 130% of the then applicable conversion price (currently $11.125 per share of common stock) for 20 out of 30 trading days, we have the right to cause any or all of the convertible preferred stock to be converted into shares of common stock at the then applicable conversion rate. The convertible preferred stock is also convertible, at the option of the holder, upon a change in control, at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for our common stock upon such change in control. In addition, upon the occurrence of certain fundamental change events, including a change in control or the delisting of Xerox's common stock, the holder of convertible preferred stock has the right to require us to redeem any or all of the convertible preferred stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

Note 19 – Shareholders' Equity

Preferred Stock

As of December 31, 2012, we had one class of preferred stock outstanding. See Note 18 – Preferred Stock for further information. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value per share.

Common Stock

We have 1.75 billion authorized shares of common stock, $1.00 par value per share. At December 31, 2012, 155 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges, 27 million shares were reserved for conversion of the Series A convertible preferred stock and 2 million shares were reserved for the conversion of convertible debt.

Treasury Stock

We account for the repurchased common stock under the cost method and include such treasury stock as a component of our common shareholder's equity. Retirement of treasury stock is recorded as a reduction of Common stock and Additional paid-in capital at the time such retirement is approved by our Board of Directors.

The following provides cumulative information relating to our share repurchase programs from their inception in October 2005 through December 31, 2012 (shares in thousands):

Authorized share repurchase programs	$ 6,000
Share repurchase cost	$ 4,691
Share repurchase fees	$ 8
Number of shares repurchased	428,314

In 2012, the Board of Directors authorized an additional $1.5 billion in share repurchase bringing the total authorization to $6 billion.

The following table reflects the changes in Common and Treasury stock shares (shares in thousands):

	Common Stock Shares	Treasury Stock Shares
Balance at December 31, 2009	**869,381**	**-**
Stock based compensation plans, net	37,018	–
ACS acquisition [1]	489,802	–
Other	1,377	–
Balance at December 31, 2010	**1,397,578**	**-**
Stock based compensation plans, net	11,027	–
Contributions to U.S. pension plan [2]	16,645	–
Acquisition of Treasury stock	–	87,943
Cancellation of Treasury stock	(72,435)	(72,435)
Other	34	–
Balance at December 31, 2011	**1,352,849**	**15,508**
Stock based compensation plans, net	17,343	–
Contributions to U.S. pension plan [2]	15,366	–
Acquisition of Treasury stock	–	146,278
Cancellation of Treasury stock	(146,862)	(146,862)
Other	–	–
Balance at December 31, 2012	**1,238,696**	**14,924**

[1] Refer to Note 3 – Acquisitions for additional information.
[2] Refer to Note 15 – Employee Benefits Plans for additional information.

Stock-Based Compensation

We have a long-term incentive plan whereby eligible employees may be granted restricted stock units ("RSUs"), performance shares ("PSs") and non-qualified stock options. We grant stock-based awards in order to continue to attract and retain employees and to better align employees' interests with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2012 and 2011, 50 million and 31 million shares, respectively, were available for grant of awards.

Stock-based compensation expense was as follows:

	Year Ended December 31,		
	2012	2011	2010
Stock-based compensation expense, pre-tax	$ 125	$ 123	$ 123
Income tax benefit recognized in earnings	48	47	47

Restricted Stock Units: Compensation expense is based upon the grant date market price for most awards. The primary grant in 2009 had a market based condition and therefore the grant date price was based on a Monte Carlo simulation. Compensation expense is recorded over the vesting period, which is normally three years from the date of grant, based on management's estimate of the number of shares expected to vest.

Performance Shares: We grant officers and selected executives PSs that vest contingent upon meeting pre-determined Revenue, Earnings per Share ("EPS") and Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the annual actual results for Revenue exceed the stated targets and if the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement cannot exceed 50% for officers and 25% for non-officers of the original grant.

The fair value of PSs is based upon the market price of our stock on the date of the grant. Compensation expense is recognized over the vesting period, which is normally three years from the date of grant, based on management's estimate of the number of shares expected to vest. If the stated targets are not met, any recognized compensation cost would be reversed.

In connection with the ACS acquisition, selected ACS executives received a special one-time grant of PSs that vest over a three-year period ending February 2013 contingent upon ACS meeting pre-determined annual earnings targets. These shares entitle the holder to one share of common stock, payable after the three-year period and the attainment of the targets. The aggregate number of shares that may be delivered based on achievement of the targets was determined on the date of grant and ranges in value as follows: 50% of base salary (threshold); 100% of base salary (target); and 200% of base salary plus 50% of the value of the August 2009 options (maximum).

Employee Stock Options: With the exception of the conversion of ACS options in connection with the ACS acquisition (see below), we have not issued any new stock options associated with our employee long-term incentive plan since 2004. Substantially all stock options previously issued under our employee long-term incentive plan are fully exercised, cancelled or expired as of December 31, 2012.

Summary of Stock-based Compensation Activity

(Shares in thousands; amounts per share)	2012 Shares	2012 Weighted Average Grant Date Fair Value	2011 Shares	2011 Weighted Average Grant Date Fair Value	2010 Shares	2010 Weighted Average Grant Date Fair Value
Restricted Stock Units						
Outstanding at January 1	33,784	$ 8.70	32,431	$ 8.68	25,127	$ 10.18
Granted	13,033	7.82	8,035	10.66	11,845	8.56
Vested	(14,848)	6.89	(5,225)	11.64	(3,671)	18.22
Cancelled	(1,555)	8.97	(1,457)	8.57	(870)	10.36
Outstanding at December 31	**30,414**	**9.19**	**33,784**	**8.70**	**32,431**	**8.68**
Performance Shares						
Outstanding at January 1	9,763	$ 9.21	7,771	$ 9.78	4,874	$ 15.49
Granted	5,193	7.87	4,852	10.42	5,364	8.10
Vested	–	–	(1,587)	12.84	(1,566)	18.48
Cancelled	(420)	8.96	(1,273)	12.79	(901)	15.51
Outstanding at December 31	**14,536**	**8.74**	**9,763**	**9.21**	**7,771**	**9.78**
Stock Options						
Outstanding at January 1	50,070	$ 6.98	71,038	$ 8.00	28,363	$ 10.13
Granted	–	–	–	–	96,662	6.79
Cancelled/expired	(8,617)	8.58	(14,889)	8.38	(2,735)	7.33
Exercised	(7,721)	5.69	(6,079)	8.21	(51,252)	6.92
Outstanding at December 31	33,732	6.86	50,070	6.98	71,038	8.00
Exercisable at December 31	**28,676**	**6.95**	**39,987**	**7.14**	**57,985**	**8.38**

The total unrecognized compensation cost related to non-vested stock-based awards at December 31, 2012 was as follows:

Awards	Unrecognized Compensation	Remaining Weighted-Average Vesting Period (Years)
Restricted Stock Units	$ 125	1.5
Performance Shares	58	1.5
Stock Options	12	1.6
Total	**$ 195**	

The aggregate intrinsic value of outstanding RSUs and PSs awards was as follows:

Awards	December 31, 2012
Restricted Stock Units	$ 207
Performance Shares	99

Information related to stock options outstanding and exercisable at December 31, 2012 was as follows:

	Options Outstanding	Options Exercisable
Aggregate intrinsic value	$ 7	$ 5
Weighted-average remaining contractual life (years)	4.3	3.9

(in millions, except per-share data and where otherwise noted)

The total intrinsic value and actual tax benefit realized for vested and exercised stock-based awards was as follows:

	December 31, 2012			December 31, 2011			December 31, 2010		
Awards	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit
Restricted Stock Units	$ 117	$ –	$ 33	$ 56	$ –	$ 22	$ 31	$ –	$ 10
Performance Shares	–	–	–	17	–	6	12	–	5
Stock Options	12	44	4	18	44	7	155	183	56

No Performance Shares vested in 2012 since the 2009 primary award grant that normally would have vested in 2012 was replaced with a grant of Restricted Stock Units with a market based condition and therefore were accounted and reported for as part of Restricted Stock Units.

ACS Acquisition

In connection with the acquisition of ACS (see Note 3 – Acquisitions for additional information), outstanding ACS options were converted into 96,662 thousand Xerox options. The Xerox options have a weighted average exercise price of $6.79 per option. The estimated fair value associated with the options issued was approximately $222 based on a Black-Scholes valuation model utilizing the assumptions stated below. Approximately $168 of the estimated fair value is associated with ACS options issued prior to August 2009, which became fully vested and exercisable upon the acquisition in accordance with preexisting change-in-control provisions, and was recorded as part of the acquisition fair value. The remaining $54 is associated with ACS options issued in August 2009 which did not fully vest and become exercisable upon the acquisition, but continue to vest according to specified vesting schedules and, therefore, is being expensed as compensation cost over the remaining vesting period. The options generally expire 10 years from date of grant. 33,693 thousand Xerox options issued upon this conversion remain outstanding at December 31, 2012.

Assumptions	Pre-August 2009 Options	August 2009 Options
Strike price	$ 6.89	$ 6.33
Expected volatility	37.90%	38.05%
Risk-free interest rate	0.23%	1.96%
Dividend yield	1.97%	1.97%
Expected term	0.75 years	4.2 years

Note 20 – Other Comprehensive Income

Other Comprehensive Income is composed of the following:

	Year Ended December 31,					
	2012		2011		2010	
	Pre-tax	Net of Tax	Pre-tax	Net of Tax	Pre-tax	Net of Tax
Translation Adjustments Gains (Losses)	$ 104	$ 113	$ (103)	$ (105)	$ (29)	$ (35)
Unrealized (Losses) Gains:						
Changes in fair value of cash flow hedges – (losses) gains	(50)	(35)	30	22	46	31
Changes in cash flow hedges reclassed to earnings [1]	(37)	(28)	(14)	(9)	(28)	(18)
Other	–	–	(1)	(1)	(1)	(1)
Net unrealized (losses) gains	$ (87)	$ (63)	$ 15	$ 12	$ 17	$ 12
Defined Benefit Plans (Losses) Gains:						
Actuarial/Prior service losses	(852)	(578)	(872)	(607)	(106)	(191)
Amortization [2]	126	85	89	60	91	164
Curtailment gain – recognition of prior service credit	–	–	(107)	(66)	–	–
Fuji Xerox changes in defined benefit plans, net [3]	(13)	(13)	(31)	(31)	28	28
Other [4]	(55)	(55)	8	8	22	22
Changes in defined benefit plans (losses) gains	$ (794)	$ (561)	$ (913)	$ (636)	$ 35	$ 23
Other Comprehensive (Loss) Income	(777)	(511)	(1,001)	(729)	23	–
Less: Other comprehensive loss attributable to noncontrolling interests	–	–	(1)	(1)	–	–
Other Comprehensive (Loss) Income Attributable to Xerox	**$ (777)**	**$ (511)**	**$ (1,000)**	**$ (728)**	**$ 23**	**$ –**

[1] Reclassified to Cost of sales – refer to Note 13 – Financial Instruments for additional information regarding our cash flow hedges.
[2] Reclassified to Total Net Periodic Benefit Cost – refer to Note 15 – Employee Benefit Plans for additional information.
[3] Represents our share of Fuji Xerox's benefit plan changes.
[4] Primarily represents currency impact on cumulative amount of benefit plan net actuarial losses and prior service credits included in AOCL.

Accumulated Other Comprehensive Loss ("AOCL")

AOCL is composed of the following:

	December 31,		
	2012	2011	2010
Cumulative translation adjustments	$ (826)	$ (939)	$ (835)
Benefit plans net actuarial losses and prior service credits [1]	(2,364)	(1,803)	(1,167)
Other unrealized (losses) gains, net	(37)	26	14
Total Accumulated Other Comprehensive Loss	**$ (3,227)**	**$ (2,716)**	**$ (1,988)**

[1] Includes our share of Fuji Xerox.

Note 21 – Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock (shares in thousands):

	Year Ended December 31,		
	2012	2011	2010
Basic Earnings per Share:			
Net income attributable to Xerox	$ 1,195	$ 1,295	$ 606
Accrued dividends on preferred stock	(24)	(24)	(21)
Adjusted Net Income Available to Common Shareholders	**$ 1,171**	**$ 1,271**	**$ 585**
Weighted-average common shares outstanding	1,302,053	1,388,096	1,323,431
Basic Earnings per Share	**$ 0.90**	**$ 0.92**	**$ 0.44**
Diluted Earnings per Share:			
Net income attributable to Xerox	$ 1,195	$ 1,295	$ 606
Accrued dividends on preferred stock	(24)	–	(21)
Interest on convertible securities, net	1	1	–
Adjusted Net Income Available to Common Shareholders	**$ 1,172**	**$ 1,296**	**$ 585**
Weighted-average common shares outstanding	1,302,053	1,388,096	1,323,431
Common shares issuable with respect to:			
Stock options	4,335	9,727	13,497
Restricted stock and performance shares	20,804	16,993	13,800
Convertible preferred stock	–	26,966	–
Convertible securities	1,992	1,992	–
Adjusted Weighted Average Common Shares Outstanding	**1,329,184**	**1,443,774**	**1,350,728**
Diluted Earnings per Share	**$ 0.88**	**$ 0.90**	**$ 0.43**

The following securities were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:

	2012	2011	2010
Stock options	29,397	40,343	57,541
Restricted stock and performance shares	23,430	26,018	25,983
Convertible preferred stock	26,966	–	26,966
Convertible securities	–	–	1,992
	79,793	66,361	112,482
Dividends per common share	**$ 0.17**	**$ 0.17**	**$ 0.17**

Reports of Management

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the independent auditors, PricewaterhouseCoopers LLP, the internal auditors and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent auditors. The independent auditors and internal auditors have free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ursula M. Burns
Chief Executive Officer

Luca Maestri
Chief Financial Officer

Gary R. Kabureck
Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 21, 2013

Quarterly Results of Operations (Unaudited)

(in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2012					
Revenues	$ 5,503	$ 5,541	$ 5,423	$ 5,923	$ 22,390
Costs and Expenses	5,190	5,190	5,106	5,556	21,042
Income Before Income Taxes and Equity Income	**313**	**351**	**317**	**367**	**1,348**
Income tax expenses	77	66	63	71	277
Equity in net income of unconsolidated affiliates	40	31	34	47	152
Net Income	**276**	**316**	**288**	**343**	**1,223**
Less: Net income – noncontrolling interests	7	7	6	8	28
Net Income Attributable to Xerox	**$ 269**	**$ 309**	**$ 282**	**$ 335**	**$ 1,195**
Basic Earnings per Share [(1)]	$ 0.20	$ 0.23	$ 0.21	$ 0.26	$ 0.90
Diluted Earnings per Share [(1)]	0.19	0.22	0.21	0.26	0.88
2011					
Revenues	**$ 5,465**	**$ 5,614**	**$ 5,583**	**$ 5,964**	**$ 22,626**
Costs and Expenses	5,115	5,213	5,216	5,517	21,061
Income Before Income Taxes and Equity Income	**350**	**401**	**367**	**447**	**1,565**
Income tax expenses	95	108	81	102	386
Equity in net income of unconsolidated affiliates	34	34	43	38	149
Net Income	**289**	**327**	**329**	**383**	**1,328**
Less: Net income – noncontrolling interests	8	8	9	8	33
Net Income Attributable to Xerox	**$ 281**	**$ 319**	**$ 320**	**$ 375**	**$ 1,295**
Basic Earnings per Share [(1)]	$ 0.20	$ 0.22	$ 0.23	$ 0.27	$ 0.92
Diluted Earnings per Share [(1)]	0.19	0.22	0.22	0.26	0.90

[(1)] The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Five Years in Review

(in millions, except per-share data)

	2012	2011	2010 [1]	2009	2008
Per-Share Data					
Income from continuing operations					
Basic	$ 0.90	$ 0.92	$ 0.44	$ 0.56	$ 0.26
Diluted	0.88	0.90	0.43	0.55	0.26
Earnings					
Basic	0.90	0.92	0.44	0.56	0.26
Diluted	0.88	0.90	0.43	0.55	0.26
Common stock dividends declared	0.17	0.17	0.17	0.17	0.17
Operations					
Revenues	$ 22,390	$ 22,626	$ 21,633	$ 15,179	$ 17,608
Sales	6,578	7,126	7,234	6,646	8,325
Outsourcing, service and rentals	15,215	14,868	13,739	7,820	8,485
Finance income	597	632	660	713	798
Income from continuing operations	1,223	1,328	637	516	265
Income from continuing operations – Xerox	1,195	1,295	606	485	230
Net income	1,223	1,328	637	516	265
Net income – Xerox	1,195	1,295	606	485	230
Financial Position					
Working capital	$ 2,363	$ 1,531	$ 2,222	$ 5,270	$ 2,700
Total Assets	30,015	30,116	30,600	24,032	22,447
Consolidated Capitalization					
Short-term debt and current portion of long-term debt	1,042	1,545	1,370	988	1,610
Long-term debt	7,447	7,088	7,237	8,276	6,774
Total Debt	8,489	8,633	8,607	9,264	8,384
Liability to subsidiary trust issuing preferred securities	–	–	650	649	648
Series A convertible preferred stock	349	349	349	–	–
Xerox shareholders' equity	11,521	11,876	12,006	7,050	6,238
Noncontrolling interests	143	149	153	141	120
Total Consolidated Capitalization	$ 20,502	$ 21,007	$ 21,765	$ 17,104	$ 15,390
Selected Data and Ratios					
Common shareholders of record at year-end	39,397	41,982	43,383	44,792	46,541
Book value per common share	$ 9.41	$ 8.88	$ 8.59	$ 8.11	$ 7.21
Year-end common stock market price	$ 6.82	$ 7.96	$ 11.52	$ 8.46	$ 7.97
Employees at year-end	147,600	139,700	136,500	53,600	57,100
Gross margin	31.4%	32.8%	34.4%	39.7%	38.9%
Sales gross margin	33.7%	34.1%	34.5%	33.9%	33.7%
Outsourcing, service and rentals gross margin	29.0%	30.9%	33.1%	42.6%	41.9%
Finance gross margin	66.8%	63.4%	62.7%	62.0%	61.8%

[1] 2010 results include the acquisition of ACS

Performance Graph and Corporate Information

Comparison of Cumulative Five-Year Total Return



$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Xerox Corporation
S&P 500 Index
S&P 500 Information Technology Index

Total Return to Shareholders

(Includes reinvestment of dividends)	2007	2008	2009	2010	2011	2012
	Year Ended December 31,					
Xerox Corporation	$ 100.00	$ 49.97	$ 54.46	$ 75.46	$ 53.16	$ 46.59
S&P 500 Index	$ 100.00	63.00	79.67	91.68	93.61	108.59
S&P 500 Information Technology Index	$ 100.00	56.86	91.96	101.32	103.77	119.15

Source: Standard & Poor's Investment Services
Notes: Graph assumes $100 invested on December 31, 2007 in Xerox Corp., the S&P 500 Index and the S&P 500 Information Technology Index, respectively, and assumes dividends are reinvested.

Stock Exchange Information

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Xerox Common Stock Prices and Dividends

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
High	$ 8.76	$ 8.15	$ 7.94	$ 7.39
Low	7.73	6.94	6.38	6.23
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425
2011				
High	$ 11.71	$ 10.88	$ 10.71	$ 8.57
Low	9.87	9.40	6.97	6.72
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

* Price as of close of business

Officers

Ursula M. Burns
Chairman and Chief Executive Officer

Lynn R. Blodgett
Executive Vice President
President, Xerox Services

James A. Firestone
Executive Vice President
President, Corporate Operations

Armando Zagalo de Lima
Executive Vice President
President, Xerox Technology

Don H. Liu
Senior Vice President
General Counsel and Secretary

Thomas J. Maddison
Senior Vice President
Chief Human Resources Officer

David Amoriell
Vice President
Chief Operating Officer,
Transportation, Central and Local Government
Xerox Services

Thomas Blodgett
Vice President
Chief Operating Officer, Europe
Xerox Services

David Bywater
Vice President
Chief Operating Officer, State Government
Xerox Services

Christa B. Carone
Vice President
Chief Marketing Officer

M. Stephen Cronin
Vice President
President, Large Enterprise Operations
Xerox Technology

Richard M. Dastin
Vice President
President, Office and Solutions Business Group
Xerox Technology

Kathleen S. Fanning
Vice President
Vice President, Worldwide Tax

Michael R. Festa
Vice President
Chief Financial Officer
Xerox Services

Jacques H. Guers
Vice President
President, Xerox Europe
Xerox Technology

Connie Harvey
Vice President
Chief Operating Officer, Commercial Services
Xerox Services

Jeffrey Jacobson
Vice President
President, Global Graphic Communications
Operations
Xerox Technology

Kevin Kyser
Vice President
Chief Operating Officer,
Information Technology Outsourcing
Xerox Services

James H. Lesko
Vice President
Vice President, Investor Relations

Joseph H. Mancini Jr.
Vice President
Chief Accounting Officer

Ivy Thomas McKinney
Vice President
Deputy General Counsel and
Chief Ethics Officer

Shaun W. Pantling
Vice President
President, Europe Client Operations
Xerox Technology

Russell M. Peacock
Vice President
President, Global Technology and Delivery Group,
Global Imaging Systems and
Xerox Canada
Xerox Technology

Rhonda L. Seegal
Vice President
Treasurer

Hervé Tessler
Vice President
President, Developing Markets Operations
Xerox Technology

Sophie V. Vandebroek
Vice President
Chief Technology Officer and
President, Xerox Innovation Group

Leslie F. Varon
Vice President
Vice President, Finance and Corporate Controller

Ann Vezina
Vice President
Chief Operating Officer,
Enterprise Business Process Outsourcing
Xerox Services

Kevin M. Warren
Vice President
President, U.S. Client Operations
Xerox Technology

Douraid Zaghouani
Vice President
President, Channel Partner Operations
Xerox Technology

Carol J. Zierhoffer
Vice President
Chief Information Officer

Douglas H. Marshall
Assistant Secretary

Carol A. McFate
Assistant Treasurer
Chief Investment Officer

FYI

Shareholder Information

For investor information, including comprehensive earnings releases: visit www.xerox.com/investor or call 888.979.8378.

For shareholder services: call 800.828.6396 (TDD: 800.368.0328) or 781.575.3222; or write to Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078; or use email available at www.computershare.com.

Annual Meeting

Tuesday, May 21, 2013, 9:00 a.m. EDT
Xerox Corporate Headquarters
45 Glover Avenue
Norwalk, CT 06856

Proxy material mailed on April 8, 2013 to shareholders of record as of March 25, 2013.

Investor Contacts

Jennifer Horsley
jennifer.horsley@xerox.com

Joseph Ketchum
joseph.ketchum@xerox.com

This annual report is also available online at www.xerox.com/investor.

Electronic Delivery Enrollment

Xerox offers shareholders the convenience of electronic delivery including:

- Immediate receipt of the Proxy Statement and Annual Report
- Online proxy voting

Registered Shareholders visit
http://www.eTree.com/Xerox
You are a registered shareholder if you have your stock certificate in your possession or if the shares are being held by our transfer agent, Computershare.

Beneficial Shareholders visit
http://enroll.icsdelivery.com/xrx
You are a beneficial shareholder if you maintain your position in Xerox within a brokerage account.

How to Reach Us

Xerox Corporation
45 Glover Avenue
Norwalk, CT 06856-4505
United States
203.968.3000
www.xerox.com

Xerox Europe
Riverview
Oxford Road
Uxbridge
Middlesex
United Kingdom
UB8 1HS
+44.1895.251133

Fuji Xerox Co., Ltd.
Tokyo Midtown West
9-7-3, Akasaka
Minato-ku, Tokyo 107-0052
Japan
+81.3.6271.5111

Products and Services
www.xerox.com or by phone:
800.ASK.XEROX (800.275.9376)

Additional Information

The Xerox Foundation
203.849.2478
Evelyn Shockley, Manager

Diversity Programs and EEO-1 Reports
585.423.6157
www.xerox.com/diversity

Minority and Women-Owned Business Suppliers
585.423.3150
www.xerox.com/supplierdiversity

Ethics Helpline
866.XRX.0001 (866.979.0001) North America;
International numbers and
Web submission tool on www.xerox.com/ethics
email: ethics@xerox.com

Environment, Health and Safety Progress Report
800.828.6571, prompts 1, 3
www.xerox.com/environment

Global Citizenship
www.xerox.com/citizenship
email: citizenship@xerox.com

Governance
www.xerox.com/governance

Questions from Students and Educators
email: nancy.dempsey@xerox.com

Xerox Innovation
www.xerox.com/innovation

Independent Auditors
PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901
203.539.3000

Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, CT 06856-4505
United States
203.968.3000
www.xerox.com




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